Exhibit 1

2017 Interim Financial Results THE INTERIM FINANCIAL RESULTS ANNOUNCEMENT HAS BEEN PREPARED FOR DISTRIBUTION IN THE UNITED STATES OF AMERICA

2017 Interim financial results
Introduction

This Interim Financial Results Announcement has been prepared for distribution in the United States.

Our interim period refers to the six months ended 31 March 2017 (First Half 2017). Throughout this profit announcement we also refer to the six months ended 31 March 2016 (First Half 2016) and the six months ended 30 September 2016 (Second Half 2016).

The selected financial information for First Half 2017, First Half 2016 and Second Half 2016 contained in this Interim Financial Results Announcement is based on the financial statements contained in the unaudited consolidated Interim Financial Report for Westpac Banking Corporation (Westpac) and its controlled entities (Group) for the six months ended 31 March 2017. The Interim Financial Report has been prepared and presented in accordance with Australian Accounting Standards (AAS) as they relate to interim financial reports. The Interim Financial Report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) as they relate to interim financial reports.

All dollar values in this announcement are in Australian dollars unless otherwise noted. References to ‘dollars’ ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translation of Australian dollar amounts into US dollar amounts has been made at the rate of A$1 = US$0.7638, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 March 2017. Refer to Section 5.5 for information regarding the rates of exchange between the Australian dollar and the US dollar applied by the Group as part of its operating activities for First Half 2017, Second Half 2016 and First Half 2016.

In addition to discussing the AAS financial information in this announcement, we also discuss the following non AAS financial information:

Cash earnings policy

In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as ‘cash earnings’. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.

Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

To determine cash earnings, three categories of adjustments are made to reported results:

•    Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

•    Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

•    Accounting reclassifications between individual line items that do not impact reported results.

Outlined in Section 5.6 are the cash earnings adjustments to the reported result.

Average Ordinary Equity

Average ordinary equity is calculated as the daily average of total equity less average non controlling interests. Management believes this measure of average ordinary equity is useful in the calculation of return on equity as it removes the impact of equity attributable to non controlling interests.

Other companies may use different methodologies to calculate average ordinary equity or similar non-AAS financial measures.

ii | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Introduction

Disclosure regarding forward-looking statements

This Interim Financial Results Announcement contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Interim Financial Results Announcement and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:

•    the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

•    regulatory investigations, litigation, fines, penalties, restrictions or other regulator imposed conditions;

•    the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

•    market volatility, including uncertain conditions in funding, equity and asset markets;

•    adverse asset, credit or capital market conditions;

•    the conduct, behaviour or practices of Westpac or its staff;

•    changes to Westpac’s credit ratings or the methodology used by credit rating agencies;

•    levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

•    market liquidity and investor confidence;

•    changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share and control expenses;

•    the effects of competition in the geographic and business areas in which Westpac conducts its operations;

•    information security breaches, including cyberattacks;

•    reliability and security of Westpac’s technology and risks associated with changes to technology systems;

•    the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

•    the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees;

•    the incidence or severity of Westpac insured events;

•    the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations;

•    internal and external events which may adversely impact Westpac’s reputation;

•    changes to the value of Westpac’s intangible assets;

•    changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

•    the success of strategic decisions involving diversification or innovation, in addition to business expansion and integration of new businesses; and

•    various other factors beyond Westpac’s control.

Westpac Group 2017 Interim Financial Results Announcement | iii

2017 Interim financial results
Introduction

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac, refer to ‘Risk factors’ in the Directors’ report in this Interim Financial Results Announcement. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation to update any forward-looking statements contained in this Interim Financial Results Announcement, whether as a result of new information, future events or otherwise, after the date of this Interim Financial Results Announcement.

References to websites

Information contained in or accessible through the websites mentioned in this Interim Financial Results Announcement does not form part of this Interim Financial Results Announcement unless we specifically state that it is incorporated by reference and forms part of this Interim Financial Results Announcement. All references in this Interim Financial Results Announcement to websites are inactive textual references and are for information only.

iv | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Table of contents

Index

1.0	Group results		2
	1.1	Reported results	2
	1.2	Key financial information	3
	1.3	Market share and system multiple metrics	5
2.0	Review of Group operations		6
	2.1	Performance overview	6
	2.2	Review of reported results	12
	2.3	Credit quality	26
	2.4	Balance sheet and funding	29
	2.5	Capital and dividends	33
	2.6	Sustainability performance	39
3.0	Divisional results		41
	3.1	Consumer Bank	42
	3.2	Business Bank	44
	3.3	BT Financial Group (Australia)	46
	3.4	Westpac Institutional Bank	50
	3.5	Westpac New Zealand	52
	3.6	Group Businesses	55
4.0	2017 Interim financial report		58
	4.1	Directors’ report	58
	4.2	Consolidated income statement	75
	4.3	Consolidated statement of comprehensive income	76
	4.4	Consolidated balance sheet	77
	4.5	Consolidated statement of changes in equity	78
	4.6	Consolidated cash flow statement	79
	4.7	Notes to the consolidated financial statements	80
	4.8	Statutory statements	108
5.0	Other information		110
	5.1	Credit ratings	110
	5.2	Dividend reinvestment plan	110
	5.3	Changes in control of Group entities	110
	5.4	Financial calendar and Share Registry details	110
	5.5	Exchange rates	114
	5.6	Group earnings reconciliation	115
6.0	Cash earnings supplementary information		118
	6.1	Cash earnings adjustments	118
7.0	Glossary		119

In this announcement references to ‘Westpac’, ‘WBC’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities, unless it clearly means just Westpac Banking Corporation.

All references to $ in this document are to Australian dollars unless otherwise stated.

Financial calendar

Interim results announcement	8 May 2017
Ex-dividend date for interim dividend	18 May 2017
Record date for interim dividend (Sydney)	19 May 2017
Interim dividend payable	4 July 2017
Final results announcement (scheduled)	6 November 2017

Westpac Group 2017 Interim Financial Results Announcement | 1

2017 Interim financial results
Group results

1.0     Group results

1.1     Reported results

Reported net profit attributable to owners of Westpac Banking Corporation (WBC) is prepared in accordance with the requirements of AAS and regulations applicable to Australian Authorised Deposit-taking Institutions (ADIs).

	Half Year	Half Year	Half Year	Half Year	% Mov’t1	% Mov’t1
	March 17	March 17	Sept 16	March 16	Mar 17 -	Mar 17 -
$m	US$	A$	A$	A$	Sept 16	Mar 16
Net interest income	5,815	7,613	7,671	7,477	(1)	2
Non-interest income	2,410	3,156	2,841	2,996	11	5
Net operating income before operating expenses
and impairment charges	8,225	10,769	10,512	10,473	2	3
Operating expenses	(3,538)	(4,633)	(4,649)	(4,568)	-	1
Impairment charges	(377)	(493)	(457)	(667)	8	(26)
Profit before income tax	4,310	5,643	5,406	5,238	4	8
Income tax expense	(1,322)	(1,731)	(1,656)	(1,528)	5	13
Net profit for the period	2,988	3,912	3,750	3,710	4	5
Net profit attributable to non-controlling interests	(4)	(5)	(6)	(9)	(17)	(44)
Net profit attributable to owners of Westpac
Banking Corporation	2,984	3,907	3,744	3,701	4	6
Effective tax rate	30.7%	30.7%	30.6%	29.2%	5bps	151bps

Net profit attributable to owners of WBC for First Half 2017 was $3,907 million, an increase of $206 million or 6% compared to First Half 2016. Features of this result included a $296 million or 3% increase in net operating income before operating expenses and impairment charges and a $174 million or 26% decrease in impairment charges, partly offset by a $65 million or 1% increase in operating expenses.

Net interest income increased $136 million or 2% compared to First Half 2016, with total loan growth of 4%, primarily from Australian housing which grew 6%. Reported net interest margin decreased 4 basis points to 2.05%. Interest spread reduced as asset repricing lagged increases in cost of funds, particularly in Consumer Bank and Westpac New Zealand, and due to the impact of lower interest rates. Net interest income, loans, deposits and other borrowings and net interest margins are discussed further in Sections 2.2.1 to 2.2.4.

Non-interest income increased $160 million or 5% compared to First Half 2016 primarily due to an increase in markets related income which was partially offset by lower insurance income. Non-interest income is discussed further in Section 2.2.5.

Operating expenses increased $65 million or 1% compared to First Half 2016. The rise in operating expenses includes annual salary and rental increases, higher technology expenses related to the Group’s investment program and higher regulatory and compliance related costs. These increases were partially offset by productivity benefits and reduced professional and processing services costs. Operating expenses are discussed further in Section 2.2.8.

Impairment charges decreased $174 million or 26% compared to First Half 2016. Overall asset quality remained sound, with stressed exposures as a percentage of total committed exposures at 1.14%. The decrease in impairment charges was primarily due to significantly lower single name provisions.  Additional provisioning was required in First Half 2016, following the downgrade of a small number of institutional customers to impaired. Impairment charges are discussed further in Section 2.2.9.

The effective tax rate of 30.7% in First Half 2017 was higher than the First Half 2016 effective tax rate of 29.2% as First Half 2016 benefited from the finalisation of some prior period taxation matters. Income tax expense is discussed further in Section 2.2.10.

[1] Percentage movement represents an increase / (decrease) to the relevant comparative period.

2 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Group results

1.2     Key financial information

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t
	March 17	March 17	Sept 16	March 16	Mar 17 -	Mar 17 -
$m	US$	A$	A$	A$	Sept 16	Mar 16
Shareholder value
Earnings per ordinary share (cents)[1]	89.2	116.8	112.3	112.3	4	4
Weighted average ordinary shares (millions)[2]	3,344	3,344	3,332	3,294	-	2
Fully franked dividends per ordinary share (cents)	72	94	94	94	-	-
Return on average ordinary equity[3]	13.57%	13.57%	13.23%	13.41%	34bps	16bps
Average ordinary equity ($m)[4]	44,105	57,744	56,612	55,180	2	5
Average total equity ($m)[5]	44,123	57,768	56,997	55,945	1	3
Net tangible asset per ordinary share ($)[6]	10.92	14.30	13.96	13.74	2	4

Business performance
Interest spread[7]	1.88%	1.88%	1.92%	1.90%	(4bps)	(2bps)
Benefit of net non-interest bearing assets,
liabilities and equity[8]	0.17%	0.17%	0.19%	0.19%	(2bps)	(2bps)
Net interest margin[9]	2.05%	2.05%	2.11%	2.09%	(6bps)	(4bps)
Average interest-earning assets ($m)	568,865	744,783	728,830	714,856	2	4
Expense to income ratio[10]	43.02%	43.02%	44.23%	43.62%	(121bps)	(60bps)

Capital, funding and liquidity
Common equity Tier 1 capital ratio
- APRA Basel III	9.97%	9.97%	9.48%	10.47%	49bps	(50bps)
- Internationally comparable[11]	15.34%	15.34%	14.43%	14.67%	91bps	67bps
Credit risk weighted assets (credit RWA) ($m)	269,402	352,713	358,812	313,048	(2)	13
Total risk weighted assets (RWA) ($m)	308,867	404,382	410,053	363,248	(1)	11
Liquidity coverage ratio (LCR)	125%	125%	134%	127%	large	(200bps)

Asset quality
Gross impaired assets to gross loans		0.30%	0.32%	0.39%	(2bps)	(9bps)
Gross impaired assets to equity and total provisions		3.1%	3.5%	4.0%	(34bps)	(88bps)
Gross impaired asset provisions to
gross impaired assets[12]		52.1%	49.4%	47.6%	265bps	large
Total committed exposures (TCE) ($m)		984,794	976,883	956,431	1	3
Total stressed exposures as a % of TCE		1.14%	1.20%	1.03%	(6bps)	11bps
Total provisions to gross loans		52bps	54bps	57bps	(2bps)	(5bps)
Mortgages 90+ day delinquencies		0.63%	0.61%	0.52%	2bps	11bps
Other consumer loans 90+ day delinquencies		1.55%	1.11%	1.42%	44bps	13bps
Collectively assessed provisions to credit RWA		77bps	76bps	87bps	1bps	(10bps)

Balance sheet[13] ($m)
Loans	509,413	666,946	661,926	640,687	1	4
Total assets	641,587	839,993	839,202	831,760	-	1
Deposits and other borrowings	399,095	522,513	513,071	494,246	2	6
Total liabilities	596,239	780,621	781,021	773,779	-	1
Total equity	45,348	59,372	58,181	57,981	2	2

Wealth Management
Average Funds Under Management ($b)[14]	52	68	65	62	5	9
Average Funds Under Administration ($b)[14]	103	135	131	126	3	7
Life insurance in-force premiums (Australia)	787	1,030	973	927	6	11
General insurance gross written premiums (Australia)	191	250	258	245	(3)	2

Westpac Group 2017 Interim Financial Results Announcement | 3

2017 Interim financial results
Group results

1           Based on the weighted average number of fully paid ordinary shares outstanding for the relevant six month period. Earnings are calculated as net profit attributable to owners of WBC.

2           Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (“Treasury shares”).

3           Calculated as net profit attributable to owners of WBC divided by average ordinary equity (annualised).

4           Calculated as average total equity less average non-controlling interests.

5           Average total equity is the average balance of shareholders’ equity, including non-controlling interests.

6           Total equity attributable to owners of WBC after deducting goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

7           Calculated as the difference between the average yield on all interest earning assets and the average rate paid on all interest bearing liabilities.

8           Calculated as the difference between net interest margin and interest spread, and represents benefits derived from holdings of the net non-interest bearing component of the balance sheet (including equity).

9           Calculated by dividing Net interest income by average interest earning assets (annualised).

10       Calculated as Group operating expenses excluding impairment charges divided by Group net operating income before operating expenses and impairment charges.

11       Refer to Glossary for definition.

12       Impairment provisions relating to impaired loans include individually assessed provisions plus the proportion of the collectively assessed provisions that relate to impaired loans.

13       Spot balances.

14       Averages are based on a six month period.

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2017 Interim financial results
Group results

1.3                              Market share and system multiple metrics

1.3.1                   Market share

	As at	As at	As at
	31 March 2017	30 Sept 2016	31 March 2016
Australia
Banking system (APRA)[1]
Housing credit[2]	24%	25%	24%
Cards[3]	23%	23%	23%
Household deposits	23%	23%	23%
Business deposits[3]	20%	20%	19%
Financial system (RBA)[4]
Housing credit[2]	23%	23%	23%
Business credit	19%	19%	19%
Retail deposits[5]	21%	21%	21%
New Zealand (RBNZ)[6,7]
Consumer lending	19%	20%	20%
Deposits[8]	19%	20%	21%
Business lending	17%	17%	16%
Australian Wealth Management[9]
Platforms (includes Wrap and Corporate Super)	19%	19%	19%
Retail (excludes Cash)	18%	18%	18%
Corporate Super	14%	13%	13%
Australian Life Insurance[10]
Life Insurance - in-force	10%	10%	10%
Life Insurance - new business	12%	11%	11%

1.3.2    System multiples

	Half Year	Half Year	Half Year
	March 17	Sept 16	March 16
Australia
Banking system (APRA)[1]
Housing credit[2]	0.8	1.1	1.2
Cards[11]	1.1	n/a	1.4
Household deposits	1.1	1.0	1.2
Business deposits[3]	1.0	1.4	4.1
Financial system (RBA)[4]
Housing credit[2]	0.8	1.1	1.2
Business credit[3,11]	n/a	1.4	1.1
Retail deposits[5]	1.0	1.4	0.9
New Zealand (RBNZ)[6,7]
Consumer lending	0.7	0.8	0.8
Deposits[8,11]	n/a	0.1	1.1

[1]           Source: Australian Prudential Regulation Authority (APRA).

[2]           Includes securitised loans.

[3]           Comparatives have been updated to reflect amendments to APRA and Reserve Bank of Australia (RBA) data.

[4]           Source: RBA.

[5]           Retail deposits as measured by the RBA, financial system includes financial corporations’ deposits.

[6]           New Zealand comprises New Zealand banking operations.

[7]           Source: Reserve Bank of New Zealand (RBNZ). Values for 31 March 2017 are as at 28 February 2017, being the latest data available.

[8]           During First Half 2017 the RBNZ extended the definition of Deposits to include wholesale and foreign exchange deposits. Comparative numbers have not been restated for this change.

[9]           Market Share Funds under Management / Funds under Administration based on published market share statistics from Strategic Insight as at 31 December 2016 (for First Half 2017), as at 30 June 2016 (for Second Half 2016), as at 31 December 2015 (for First Half 2016) and represents the BT Wealth business market share reported at these times.

[10]       Source: Life Insurance – Strategic Insight as at 31 December 2016 (for First Half 2017), 30 June 2016 (for Second Half 2016), 31 December 2015 (for First Half 2016).

[11]       n/a indicates that system growth or Westpac growth was negative.

Westpac Group 2017 Interim Financial Results Announcement | 5

2017 Interim financial results
Review of Group operations

2.0                    Review of Group operations

Section 2 ‘Review of Group operations’ focuses on our Group results and key drivers for movements, with reference to our significant divisions. For more commentary at the divisional level, refer to Section 3 ‘Divisional results’.

2.1                    Performance overview

Overview

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t
	March 17	March 17	Sept 16	March 16	Mar 17 -	Mar 17 -
$m	US$	A$	A$	A$	Sept 16	Mar 16
Net interest income	5,815	7,613	7,671	7,477	(1)	2
Non-interest income	2,410	3,156	2,841	2,996	11	5
Net operating income before operating expenses
and impairment charges	8,225	10,769	10,512	10,473	2	3
Operating expenses	(3,538)	(4,633)	(4,649)	(4,568)	-	1
Profit before impairment charges and
income tax expense	4,687	6,136	5,863	5,905	5	4
Impairment charges	(377)	(493)	(457)	(667)	8	(26)
Profit before income tax	4,310	5,643	5,406	5,238	4	8
Income tax expense	(1,322)	(1,731)	(1,656)	(1,528)	5	13
Net profit for the period	2,988	3,912	3,750	3,710	4	5
Net profit attributable to non-controlling interests	(4)	(5)	(6)	(9)	(17)	(44)
Net profit attributable to owners of Westpac
Banking Corporation	2,984	3,907	3,744	3,701	4	6

The net profit attributable to owners of WBC was $3,907 million in First Half 2017, up $163 million or 4% on Second Half 2016 and $206 million or 6% higher than First Half 2016.

As with every period, the Group seeks to achieve a balanced outcome across strength, return, productivity and growth. This First Half 2017, given the low growth environment, evolving liquidity requirements and limits on certain types of lending, the Group focused more on enhancing returns and further strengthening the balance sheet while being targeted on loan growth.

The Group also made good progress on its major investment programs, including largely completing the development of its wealth system, “Panorama”, improving the functionality and usability of various mobile applications and continuing to digitise manual activity.

The 4% rise in net profit attributable to owners of WBC over Second Half 2016 was due to a 2% increase in net operating income before operating expenses and impairment charges, little change in operating expenses and a $36 million increase in impairment charges. Earnings per share of 116.8 cents for First Half 2017 were 4% higher compared to Second Half 2016 and were 4% higher than First Half 2016.

Most of the increase in net profit before impairment charges and income tax expense was due to a higher Westpac Institutional Bank (WIB) contribution from participation in a number of significant customer transactions and from stronger markets income. Lending and customer deposit growth was sound (up 1% and 3% respectively) although this growth was mostly offset by lower net interest margins which were down 6 basis points over Second Half 2016. The decline in net interest margins was mostly due to a lag effect of rising funding costs not being reflected in lending rates until later in First Half 2017. The combination of higher lending and deposit balances and the decline in net interest margins saw net interest income little changed over Second Half 2016 (down $58 million). Operating expenses were down by $16 million over Second Half 2016, supported by $118 million of productivity savings.

Growth in lending was skewed to higher value consumer and business relationships while there was a reduction in lower return facilities, including commercial property. The growth in customer deposits was more than double that of lending with increases spread across Australian term deposits and transaction accounts. The Group has continued to experience growth in wealth and insurance, with funds on the new Panorama system increasing by over $1 billion and life in-force premiums rising 6%. General insurance gross written premiums were lower in First Half 2017, falling 3%, although they were 2% higher compared to First Half 2016. Net tangible assets per ordinary share was $14.30 at 31 March 2017, up 2% in First Half 2017 and was 4% higher compared to First Half 2016.

6 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Review of Group operations

Westpac further strengthened its balance sheet through First Half 2017 with the common equity tier 1 (CET1) capital ratio reaching 10.0% (up from 9.5% at September 2016), continuing to be comfortably above the Group’s preferred range of 8.75% to 9.25%. Liquidity was strong with the liquidity coverage ratio (LCR) of 125% remaining well above regulatory minimums, while the new net stable funding ratio (NSFR) (which does not come into effect until 1 January 2018) reached 108%. The Group’s funding mix also strengthened with a rise in more stable funding sources (customer deposits and long term wholesale funding) and an increase in the duration of wholesale funding.

Asset quality remained sound with the level of stressed assets to total committed exposures declining by 6 basis points in First Half 2017 to 1.14%. The ratio of gross impaired assets to gross loans declined 2 basis points over First Half 2017 to end the period at 0.30%. The reduction in impaired assets was mostly due to the work-out of some larger exposures in both the Institutional Bank and in New Zealand.

Impairment charges were 8% higher compared to Second Half 2016, principally due to a rise in new impairment provisions partially offset by higher write-backs and recoveries as the value from some facilities worked-out exceeded the provisioning assigned to those facilities.

The mortgage portfolio remains in sound shape with mortgage 90+ day delinquencies up 2 basis points in First Half 2017. Most of the rise in delinquencies traces back to difficult conditions in regions more dependent on resources, particularly Queensland and Western Australia, and from a rise in New Zealand delinquencies off a very low base. Unsecured consumer 90+ day delinquencies increased 44 basis points with more than half the rise due to the implementation of new regulatory requirements for reporting of facilities in hardship. The remainder of the increase was due to seasonality and the challenging economic conditions in more resource dependent regions.

The Board determined an interim ordinary dividend of 94 cents per share, fully franked, unchanged over both the 2016 interim and final ordinary dividend. The 2017 interim ordinary dividend represents a payout ratio of 80.6% and a dividend yield of 5.4%1. The Board has also determined to issue shares to satisfy the dividend reinvestment plan (DRP) for the 2017 interim ordinary dividend and to apply a 1.5% discount to the market price used to determine the number of shares issued under the DRP.

The interim ordinary dividend will be paid on 4 July 2017 with the record date being 19 May 20172. After allowing for the interim dividend, the Group’s adjusted franking account balance is $742 million.

Strategic progress

The Group has continued to focus on building one of the world’s great service companies and doing so while delivering consistent returns to all stakeholders in a disciplined way.

The five strategic priorities supporting that vision are: performance discipline, service leadership, digital transformation, targeted growth, and workforce revolution. In delivering on these priorities Westpac has a number of major programs and initiatives underway. Progress on these priorities is outlined below.

Performance discipline

This priority sees Westpac focused on delivering superior financial and risk management outcomes by achieving balanced results across strength / return / productivity and growth. A key performance metric for assessing this priority is seeking to achieve a Group return on equity (ROE) in the range of 13 – 14%.

In First Half 2017, the Group’s ROE was 13.6%, 34 basis points higher than Second Half 2016 and 16 basis points higher than First Half 2016.

Strength and return have been a particular focus over recent halves with the following outcomes achieved in First Half 2017:

•             Lending increasing $5 billion or 1% over the six months to 31 March 2017 while customer deposits increased $12 billion or 3%. This led to a 128 basis point increase in the deposit to loan ratio to 71.8%;

•             Australian mortgage growth slowed to 2% over the six months to 31 March 2017 which was behind Australian system credit growth of closer to 3%3. Consistent with the focus on return, this deliberate slowing in growth was managed through the tightening of lending requirements, reducing new lending discounts and changing interest rates on certain loans such as to foreign borrowers, interest-only and investor mortgages. This discipline has seen the Group maintain annual growth in the APRA defined investor property lending at 6.4% - well below the prudential cap of 10%;

[1] Based on the closing share price as at 31 March 2017 of $35.06. [2] Record date for 2017 interim dividend in New York is 18 May 2017. [3] Source: RBA.

Westpac Group 2017 Interim Financial Results Announcement | 7

2017 Interim financial results
Review of Group operations

•             In business lending (excluding institutional and corporate), the Group grew its SME portfolio by 3% in the six months to 31 March 2017 while also delivering sound growth in professional services and health. At the same time, the business sought to reduce exposure to lower returning segments such as commercial property and asset finance;

•    WIB reduced lower returning facilities over First Half 2017 while at the same time further improving capital efficiency by reviewing underutilised limits. This approach has contributed to a 3% decline in loans and a similar decline in RWA;

•             Further refining the Group’s cost of funds and capital transfer pricing models to ensure funding, liquidity and capital costs are better reflected in divisional pricing; and

•             A 49 basis points increase in the CET1 capital ratio to 10.0% which is equivalent to 15.3% on an internationally comparable basis. This ratio is at the upper end of global peers.

Service leadership

The goal of being one of the world’s great service companies means the Group is striving to deliver market leading customer experiences. As part of meeting this objective the Group is aiming to increase customer numbers by 1 million between 2015 and 2017.

Developments over First Half 2017 have included:

•     An 11% reduction in complaints across the Group with all divisions recording an improvement;

•     Completion of a range of initiatives to improve the useability of certain mobile and online banking features. These changes have improved the customer experience; and

•     Making significant progress in implementing industry reforms under the Australian Bankers Association’s six point plan. Developments have included:

-       Completion of independent reviews of product based commissions and product based payments in retail banking (Sedgwick) and the Code of Banking Practice (Khoury);

-       In advance of the recommendations of the Sedgwick review, teller incentives across all Australian retail brands have been eliminated and product specific sales targets for personal bankers have been removed. These employees will now be rewarded for both service and sales;

-       A “Conduct background check protocol”, to enable the sharing of information between banks to more consistently identify individuals found to have committed serious misconduct;

-       Appointment of a Westpac Group Customer Advocate with responsibility to review and make independent, binding decisions about individual retail or small business customer complaints where customers are not satisfied with internal dispute resolution processes. The role may also recommend changes to policies and procedures to improve outcomes for customers; and

-       Completed an independent assessment of the Group’s whistleblower program and have implemented a number of changes to further enhance processes, including increasing the channels employees can use.

Digital transformation

The Group has continued to use advances in digital technologies to improve the customer experience, enhance productivity and reduce risk. In measuring the success of this strategic priority, the Group is aiming to reduce its expense to income ratio below 40%. In First Half 2017 the Group’s expense to income ratio declined 121 basis points to 43.0% compared to Second Half 2016 and 60 basis points lower compared to First Half 2016.

Further digital adoption has enabled the Group to continue its network reconfiguration with a net reduction of 45 branches in First Half 2017 across Australia and New Zealand. Group-wide ATM numbers were also lower over the last 6 months, down 15, while the number of smart ATMs (more fully featured) increased 3% and now represent almost 40% of the ATM network.

Developments over First Half 2017 have included:

•     Further building on the Group’s leading mobile capability:

-       Being the first bank in Australia to launch Samsung Pay, allowing customers to use their Samsung phones to make EFTPOS or credit card payments via their phone’s NFC capability;

-       First to deliver a bank keyboard to mobile phones enabling Westpac customers to make payments via social messaging; and

-       Introduced SuperCheck allowing customers to find lost super on their mobile and transfer it to their BT Super for Life account, or open a new BT Super for Life account to manage these funds.

8 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Review of Group operations

•     Further digitisation of manual processes:

-       Implemented mobile personal loan applications, materially speeding up the time between application and receiving funds;

-       Extended the automation of term deposit roll-overs to business customers; and

-       Enhanced the process for conducting business customer reviews with the system automatically updating certain customer information, eliminating significant manual input and reducing risks; and

•     Achieved a number of milestones on major IT programs:

-       Following the appointment of a vendor for the foundation of the Customer Service Hub, the program has begun to move from its design phases into development; and

-       Largely completed the development of the Panorama system for assisting customers (and their advisers) to manage and protect their wealth.

Targeted growth

Westpac is seeking to grow value by targeting a small number of higher growth segments over the medium term. These include Wealth and SME banking.

In Wealth, the Panorama system now has the capability to fully support financial advisers in managing their clients’ superannuation. A self-managed superannuation fund offer has also recently been launched. These developments have further enhanced the Group’s capability and contributed to FUA on the system reaching $3.9 billion.

For SME customers, in addition to some of the digital enhancements mentioned earlier, the Group has focused on development of enhanced payment capabilities for customers including:

•     Launched Genie, a mini payments device combined with a smartphone app that enables EFTPOS and credit card payments on the go; and

•     Have now upgraded over 95% of the merchant terminal fleet with over 138,000 state-of-the-art units installed.

Workforce revolution

In creating one of the world’s great service companies it is vital for the Group to build and develop a workforce that is aligned to service and embraces diversity, inclusion and flexibility.

Highlights in First Half 2017 included:

•     Rolled out a new leadership program to over 2,000 senior leaders across the organisation. This training seeks to raise the bar on the Group’s approach to service;

•     Introduced a new approach to performance, development and reward. Called “Motivate”, the system focuses more on supporting people to develop and grow. Importantly it removes certain performance systems such as forced rankings, while placing a greater emphasis on employee behaviours;

•     Women in leadership positions reached 49% with the Group’s goal of reaching 50% by the end of 2017 on track; and

•     The upgrade of the Group’s Head Office at 275 Kent Street to an agile working environment has now commenced and will add to the over 10,000 employees now working in these agile locations.

Financial performance summary First Half 2017 – Second Half 2016

Net profit attributable to owners of WBC was up $163 million or 4%. Features of this result included a $257 million or 2% increase in net operating income before operating expenses and impairment charges, partly offset by a $36 million or 8% increase in impairment charges.

Net interest income decreased 1% primarily due to economic hedge volatility in Treasury and Markets (down $47 million). Net interest margins excluding Treasury and Markets decreased 4 basis points from the lagged effects of higher funding costs across both deposits and wholesale funding not being reflected in lending rates. Deposit costs were higher from the full period impact of higher term deposit interest rates late in 2016. Lower returns on capital and higher liquidity costs also negatively impacted net interest margins in First Half 2017. Repricing of some business and mortgage products later in First Half 2017 partly offset these impacts.

Loans grew 1% with a 2% rise in Australian housing partially offset by lower Australian business loans and lower New Zealand loans. The 2% decline in Australian business loans was due to both Business Bank and WIB exiting some lower returning facilities. New Zealand loans grew 2% over the last six months in NZ$ (but was down 2% in A$ terms), with growth across all the major categories.

Westpac Group 2017 Interim Financial Results Announcement | 9

2017 Interim financial results
Review of Group operations

Customer deposits grew 3% in First Half 2017 with growth concentrated in Australia and relatively evenly spread across term, savings and transaction accounts. Customer deposits were lower in New Zealand (in both NZ$ and A$ terms).

Non-interest income was up 11% with most of the increase driven by WIB with increased markets income and higher debt markets issuance fees following the participation in a number of significant transactions in First Half 2017. Business lending fees were higher, although this was offset by lower cards income in Consumer Bank. Wealth and insurance income was lower, partly due to an absence of performance fees in Hastings, and from increased insurance claims, mostly associated with Cyclone Debbie in Queensland at the end of First Half 2017.

Operating expenses were down by $16 million with $118 million of productivity savings offsetting annual salary and rental increases. Productivity savings were achieved through operating model changes, digitising manual processes and property consolidation.

Asset quality remained sound with stressed assets to total committed exposures declining by 6 basis points to 1.14%. Much of that decline was due to a reduction in impaired assets.

Impairment charges of $493 million (or 15 basis points of average loans) were $36 million higher over the period. Much of the rise was due to new impaired assets partially offset by higher write-backs and recoveries following the work-out of a number of larger impaired facilities in both Australia and New Zealand. There was little change to economic overlay provisions (down $11 million).

Financial performance summary First Half 2017 – First Half 2016

Net profit attributable to owners of WBC was up $206 million or 6%. Features of this result included $296 million or 3% increase in net operating income before operating expenses compared to First Half 2016. Impairment charges were $174 million lower as First Half 2016 included higher provisions for a small number of large names.

Net interest income increased 2% primarily due to higher returns in Treasury and Markets (up $110 million). The rise in net interest income, excluding Treasury and Markets, reflected a 4% increase in average interest-earning assets, partly offset by a decrease in Group net interest margin of 7 basis points. The reduction in net interest margin was mostly due to lower deposit spreads and higher wholesale funding costs as the Group strengthened its funding mix (longer duration funding and more Tier 2 funding) to meet changing liquidity requirements. These declines were partially offset by repricing across certain mortgage and business lending products.

Loans increased 4% with Australian housing growing 6% and Australian business loans declining 1%. New Zealand loans increased 7% in NZ$, (up 8% in A$).

Customer deposits rose $36.7 billion, or 8% over the past year contributing to a lift in the deposit to loan ratio to 71.8% and more than fully funding new lending.

Non-interest income was 5% higher, with higher trading income rising primarily related to risk income, higher business lending fees and commissions, higher Australian credit card income and the impact of hedging New Zealand future earnings. This was partly offset by lower wealth management and insurance income which was impacted by higher claims in both life and general insurance including from Cyclone Debbie.

Operating expenses were 1% higher with most of the increase related to the Group’s investment program, including higher amortisation. Regulatory and compliance costs were also higher over the year.

Impairment charges were significantly lower over the year. In First Half 2016, a small number of large facilities were downgraded to impaired, leading to a lift in provisions. In First Half 2017 a number of larger facilities were worked out or sold, contributing to the reduction in provisions.

10 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Review of Group operations

Divisional Net Profit after Tax (NPAT) Summary1

Movement in NPAT (in $ millions)

First Half 2017 – First Half 2016

Summary of movement in NPAT by Business Divisions (First Half 2017 – First Half 2016)

Consumer Bank (CB) NPAT increased $66 million or 5% primarily due to revenue growth.

Business Bank (BB) NPAT increased $32 million or 3% primarily due to revenue growth.

BT Financial Group (Australia) NPAT decreased $45 million or 10% primarily due to lower insurance income, lower advice income and higher regulatory and compliance costs.

Westpac Institutional Bank NPAT increased $179 million or 34% primarily due to higher trading income and lower impairment charges.

Westpac New Zealand NPAT increased $14 million or 3% primarily due to impairment benefit from write-back and recoveries, partly offset by lower revenue.

Group Businesses NPAT decreased $40 million or 167% primarily due to lower revenue including the impact of lower interest rates on centrally held capital, a higher tax expense and increased expenses, partly offset by lower losses on hedging.

[1] The NPAT graph illustrates the movements in NPAT (in $ value) for each division.

Westpac Group 2017 Interim Financial Results Announcement | 11

2017 Interim financial results
Review of Group operations

2.2                    Review of reported results

2.2.1         Net interest income1

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Net interest income	7,613	7,671	7,477	(1)	2
Average interest-earning assets	744,783	728,830	714,856	2	4
Group net interest margin	2.05%	2.11%	2.09%	(6bps)	(4bps)

First Half 2017 – Second Half 2016

Net interest income decreased $58 million or 1% compared to Second Half 2016. Key features include:

•     Net interest income, excluding Treasury and Markets, decreased $11 million due to a decrease in Group net interest margin of 4 basis points, partly offset by a 2% growth in average interest earning assets (AIEA); and

•     In aggregate, Treasury and Markets net interest income decreased $47 million or 21% due to economic hedge volatility.

First Half 2017 – First Half 2016

Net interest income increased $136 million or 2% compared to First Half 2016. Key features include:

•     Net interest income, excluding Treasury and Markets, increased $26 million, reflecting 4% growth in AIEA, partly offset by a decrease in Group net interest margin, excluding Treasury and Markets, of 7 basis points; and

•     In aggregate, Treasury and Markets net interest income increased $110 million or 155%, due to higher returns from interest rate risk and liquid assets management.

2.2.2                   Loans2

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$m	2017	2016	2016	Sept 16	Mar 16
Australia	583,546	576,391	561,556	1	4
Housing	413,938	404,190	390,823	2	6
Personal (loans and cards)	22,716	22,825	22,879	-	(1)
Business	147,705	150,209	148,700	(2)	(1)
Other[3]	2,033	2,020	2,085	1	(2)
Provisions	(2,846)	(2,853)	(2,931)	-	(3)

New Zealand (A$)	70,350	72,080	65,031	(2)	8

New Zealand (NZ$)	76,948	75,582	72,128	2	7
Housing	46,245	45,126	43,428	2	6
Personal (loans and cards)	1,977	1,956	1,986	1	-
Business	29,034	28,834	27,019	1	7
Other	90	101	104	(11)	(13)
Provisions	(398)	(435)	(409)	(9)	(3)

Other overseas	13,050	13,455	14,100	(3)	(7)
Trade finance	2,281	2,358	2,990	(3)	(24)
Other loans	10,769	11,097	11,110	(3)	(3)

Total loans	666,946	661,926	640,687	1	4

[1] Refer to Section 4 Note 3 for reported results breakdown. [2] Spot loan balances. [3] Includes margin lending.

12 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Review of Group operations

First Half 2017 – Second Half 2016

Total loans increased $5.0 billion or 1% compared to Second Half 2016. Excluding foreign exchange translation impacts, total loans increased $8.1 billion or 1%.

Key features of total loan growth were:

•       Australian housing loans increased $9.7 billion or 2%, with portfolio growth below system1 as the Group further tightened origination standards, reduced new lending discounts and increased interest rates on certain loans. The Group focused on proprietary flows with this channel delivering 57% of volume, up 1 percentage point on Second Half 2016;

•       Australian business loans decreased $2.5 billion or 2%, primarily from a 3% decline in commercial property and lower balances in securitisation warehouses;

•       New Zealand loans increased NZ$1.4 billion or 2%, primarily from housing growth of 2%. With the LVR restrictions imposed by the RBNZ on investor property lending, the investor property portfolio grew 1% and the owner occupied portfolio increased 3%. Owner occupied lending comprises 72% of the portfolio; and

•       Other overseas lending declined $0.4 billion or 3%, mainly from a decline in institutional lending in Asia, as the business prioritised return over growth.

First Half 2017 – First Half 2016

Total loans increased $26.3 billion or 4% compared to First Half 2016. Excluding foreign exchange translation impacts, total loans increased $25.4 billion or 4%.

Key features of total loan growth were:

•       Australian housing loans increased $23.1 billion or 6%. The owner occupied portfolio grew 8% while investor lending grew 6%. Based on the APRA definition of investor lending, the Group grew 6.4% compared to the 10% growth cap. The growth was supported by proprietary flows, with this channel delivering 57% of volume, up 6 percentage points on First Half 2016;

•       Australian business loans decreased $1.0 billion or 1%. Institutional lending declined 5%, with a focus on return over growth. This was partly offset by a 3% increase in Business Bank, with growth across health, agriculture and professional services;

•       New Zealand lending increased NZ$4.8 billion or 7%. Business lending increased 7% from growth in energy and financial services and housing increased 6%; and

•       Other overseas loans decreased $1.1 billion or 7% mainly from a decline in institutional lending in Asia.

[1] Source: RBA.

Westpac Group 2017 Interim Financial Results Announcement | 13

2017 Interim financial results
Review of Group operations

2.2.3         Deposits and other borrowings1

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2017	30 Sept 2016	31 March 2016	Mar 17 - Sept 16	Mar 17 - Mar 16
Customer deposits
Australia	414,706	397,033	377,715	4	10
At call	219,445	210,666	205,911	4	7
Term	155,777	148,876	135,919	5	15
Non-interest bearing	39,484	37,491	35,885	5	10

New Zealand (A$)	51,942	54,875	49,521	(5)	5

New Zealand (NZ$)	56,812	57,541	54,927	(1)	3
At call	23,894	23,742	25,311	1	(6)
Term	27,837	29,179	25,149	(5)	11
Non-interest bearing	5,081	4,620	4,467	10	14

Other overseas (A$)	12,012	14,700	14,732	(18)	(18)

Total customer deposits	478,660	466,608	441,968	3	8

Certificates of deposit	43,853	46,463	52,278	(6)	(16)
Australia	31,011	29,774	32,615	4	(5)
New Zealand (A$)	1,478	1,192	942	24	57
Other overseas (A$)	11,364	15,497	18,721	(27)	(39)

Total deposits and other borrowings	522,513	513,071	494,246	2	6

First Half 2017 – Second Half 2016

Total customer deposits increased $12.1 billion or 3% compared to Second Half 2016, with the increase more than fully funding loan growth in the half. Excluding foreign exchange translation impacts, customer deposits increased $14.5 billion or 3%.

Key features of total customer deposits growth were:

●     Australian customer deposits increased $17.7 billion or 4%, with above system2 growth in household deposits. The Group continues to focus on growing higher quality deposits for LCR purposes and in preparation for the introduction of NSFR on 1 January 2018. Term deposits grew 5% including institutional deposit growth which was primarily in the government sector;

●     New Zealand customer deposits decreased NZ$0.7 billion or 1%. The decline was primarily from lower institutional deposits, while focusing on growing high quality deposits, partially offset by at system3 growth in household deposits; and

●     Other overseas deposits decreased $2.7 billion or 18% due to a decline in Asian deposits.

Certificates of deposits declined $2.6 billion or 6%, reflecting reduced short term wholesale funding issuance in this form.

First Half 2017 – First Half 2016

Total customer deposits increased $36.7 billion or 8% compared to First Half 2016, more than fully funding loan growth across this period. Excluding foreign exchange translation impacts, customer deposits increased $36.4 billion or 8%.

Key features of total customer deposits growth were:

●     Australian customer deposits increased $37.0 billion or 10%. The increase was from household deposits growing above system2 and government deposits, with term deposits up 15%. In addition, customers continued to direct funds to mortgage offset accounts, supporting a 10% growth in Australian non-interest bearing deposits;

[1] Spot deposit balances. [2] Source: APRA. [3] Source: RBNZ.

14 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Review of Group operations

●                  New Zealand customer deposits increased NZ$1.9 billion or 3%. Term deposits grew 11% as customers moved funds to higher rate fixed term products in the falling interest rate environment; and

●                  Other overseas deposits decreased $2.7 billion or 18% due to a decline in Asian deposits.

Certificates of deposits declined $8.4 billion or 16%, reflecting reduced short term wholesale funding issuance in this form.

2.2.4                   Net interest margin

First Half 2017 – Second Half 2016

Group net interest margin was 2.05%, a decrease of 6 basis points from Second Half 2016. Key features included:

●     4 basis points decline from customer deposit spreads, driven by the full period impact of increased competition for term deposits in Second Half 2016 (3 basis points) and the continuing impact of lower interest rates on the hedging of transaction deposits;

●     1 basis point decline from term wholesale funding costs reflecting an increase in Additional Tier 1 and Tier 2 capital balances and the higher costs of these instruments;

●     2 basis points decline from Capital and other primarily from the impact of lower interest rates;

●     1 basis point decline from liquidity, reflecting the increased holdings of third party liquid assets to meet the LCR requirement. This was partly offset by a lower CLF fee following a $9.5 billion reduction to the CLF from 1 January 2017; and

●     2 basis points decline from lower Treasury and Markets income due to the impact of economic hedge volatility.

These impacts were partially offset by:

●     4 basis points increase from loan spreads. This reflected loan repricing mostly in Australian mortgages, including repricing of interest-only and investor loans. These increases were partly offset by competition.

Westpac Group 2017 Interim Financial Results Announcement | 15

2017 Interim financial results
Review of Group operations

First Half 2017 – First Half 2016

Group net interest margin was 2.05%, a decrease of 4 basis points from First Half 2016. Key features included:

●     7 basis points decline from customer deposit spreads, driven by increased competition for term deposits in 2016 (5 basis points) and the impact of lower interest rates on the hedging of transaction deposits;

●     4 basis points decline from term wholesale funding costs reflecting higher long-term funding costs as the Group lengthened average tenors in preparation for the implementation of NSFR, and an increase in Additional Tier 1 and Tier 2 capital balances and the higher cost of these instruments;

●     2 basis points decline from Capital and other primarily from the impact of lower interest rates; and

●     1 basis point decline from liquidity, due to increased holdings of third party liquid assets to meet the LCR requirement. This was partly offset by a lower CLF fee following reductions to the CLF on both 1 January 2016 and 1 January 2017.

These impacts were partially offset by:

●     7 basis points increase from loan spreads primarily from the full period impact of Australian mortgage and business lending repricing, partly offset by higher short term funding costs and competition; and

●     3 basis points increase from higher Treasury and Markets income due to higher returns from interest rate risk and liquidity management.

16 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Review of Group operations

2.2.5                   Non-interest income1

				% Mov’t	% Mov’t
$m	Half Year March 17	Half Year Sept 16	Half Year March 16	Mar 17 - Sept 16	Mar 17 - Mar 16
Fees and commissions	1,408	1,380	1,375	2	2
Wealth management and insurance income	869	977	922	(11)	(6)
Trading income	713	514	610	39	17
Other income	166	(30)	89	large	87
Non-interest income	3,156	2,841	2,996	11	5

First Half 2017 – Second Half 2016

Non-interest income was $3,156 million in First Half 2017, an increase of $315 million, or 11% compared to Second Half 2016, with trading income $199 million higher reflecting both increased customer activity and improved risk income. Fees and commissions increased $28 million from institutional and business lending fees. Wealth management and insurance income was lower ($108 million) as Hastings performance fees are normally received in the second half of the year ($32 million) and lower insurance revenue ($41 million) from higher claims. Other income increased $196 million primarily from the impact of hedging New Zealand future earnings and higher operating lease income.

Fees and commissions

Fees and commissions income was $1,408 million in First Half 2017, an increase of $28 million, or 2% compared to Second Half 2016, primarily due to:

●    An increase in institutional fees ($22 million) reflecting some larger transactions in First Half 2017;

●    Higher business lending fees ($14 million) primarily from increased line fees; and

●    Higher Australian deposit fees ($7 million) due to growth in transactions; partly offset by

●    Lower credit card income ($21 million), as the business adapted to the revised regulatory requirements.

Wealth management and insurance income

Wealth management and insurance income was $869 million in First Half 2017, a decrease of $108 million, or 11% compared to Second Half 2016, with:

●    No Hastings performance fees received during First Half 2017 ($32 million earned in Second Half 2016). These fees are normally received in the second half of the year.

●    In aggregate, insurance income was $41 million lower:

-      General insurance income decreased $56 million, or 48% from higher claims, including the impact of Cyclone Debbie, partly offset by a 2% increase in net earned premiums;

-      Life insurance income increased 5%, with lower lapses and stable net earned premiums; and

-      LMI income increased $7 million related to the arrangements with Arch Reinsurance Limited for the reinsurance of high LVR mortgages.

●    A decrease in FUM/FUA income ($16 million), with the benefit of higher asset markets and positive net flows was more than offset by margin compression as legacy products were transferred to lower fee ‘MySuper’ products. Refer to Section 2.2.6 for further information on FUM/FUA balance movements.

Trading income

Trading income was $713 million in First Half 2017, an increase of $199 million, or 39% compared to Second Half 2016, with the majority of the increase in WIB markets. Refer to Section 2.2.7 for further detail on Markets related income.

Other income

Other income was $166 million in First Half 2017, an increase of $196 million compared to Second Half 2016, primarily reflecting the impact of hedging New Zealand future earnings and higher operating lease rental income.

[1] Refer to Section 4 Note 4 for reported results breakdown.

Westpac Group 2017 Interim Financial Results Announcement | 17

2017 Interim financial results
Review of Group operations

First Half 2017 – First Half 2016

Non-interest income was $3,156 million in First Half 2017, an increase of $160 million, or 5% compared to First Half 2016, with trading income rising $103 million or 17% primarily related to risk income and higher fees and commissions ($33 million) from increased credit card income. This was partly offset by lower wealth management and insurance income (down $53 million) which was impacted by higher claims. Other income increased $77 million primarily from the impact of hedging New Zealand future earnings and higher operating lease income.

Fees and commissions

Fees and commissions income was $1,408 million in First Half 2017, an increase of $33 million, or 2% compared to First Half 2016, largely due to:

•             Increased business lending fees ($21 million) primarily from line fees; and

•             Higher Australian credit card income ($14 million) including from higher interchange revenue from increased volumes, partly offset by the full period impact of regulatory changes to interchange rates.

Wealth management and insurance income

Wealth management and insurance income was $869 million in First Half 2017, a decrease of $53 million, or 6% compared to First Half 2016, with:

•             Reduced general insurance income of $52 million, or 46% as higher claims, including the impact of Cyclone Debbie, were partly offset by a 1% increase in net earned premiums;

•             Life insurance income was 11% lower due to a rise in claims, which was partly offset by net earned premium growth of 8%; partly offset by

•             LMI income increased $9 million mostly related to the arrangements with Arch Reinsurance Limited for the reinsurance of high LVR mortgages; and

•             FUM/FUA income was little changed as the benefit of higher asset markets and positive net flows was offset by margin compression as legacy products were transferred to lower fee ‘MySuper’ products. Refer to Section 2.2.6 for further information on FUM/FUA balance movements.

Trading income

Trading income was $713 million in First Half 2017, an increase of $103 million, or 17% compared to First Half 2016, primarily from WIB markets. Refer to Section 2.2.7 for further detail on Markets related income.

Other income

Other income was $166 million in First Half 2017, an increase of $77 million, or 87% compared to First Half 2016, primarily reflecting the impact of hedging New Zealand future earnings and higher operating lease rental income.

18 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Review of Group operations

2.2.6         Funds Under Management / Funds Under Administration

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$bn	2017	2016	2016	Sept 16	Mar 16
Funds Under Management (FUM)
BTFG[1]	42.5	35.8	33.9	19	25
Advance Asset Management	12.6	12.6	12.5	-	1
Westpac Institutional Bank	11.3	10.2	9.6	11	18
New Zealand (A$)	7.1	7.1	6.3	-	13
Group FUM	73.5	65.7	62.3	12	18

Funds Under Administration (FUA)
BTFG[1]	99.3	94.3	87.8	5	13
Asgard	37.1	36.5	35.5	2	5
New Zealand (A$)	1.8	2.0	1.8	(10)	-
Group FUA	138.2	132.8	125.1	4	10

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$bn	March 17	Sept 16	March 16	Sept 16	Mar 16
Average FUM for the Group[2]	68.3	65.1	62.4	5	9
Average FUA for the Group[2]	134.9	130.7	125.8	3	7

[1] Following the partial sale of BT Investment Management Limited (BTIM) on 1 July 2015, the FUM and FUA associated with BTIM ceased to be consolidated. [2] Averages are based on a six month period.

Westpac Group 2017 Interim Financial Results Announcement | 19

2017 Interim financial results
Review of Group operations

2.2.7                   Markets related income1

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Net interest income	24	32	30	(25)	(20)
Non-interest income	724	514	579	41	25
Total Markets income	748	546	609	37	23

Customer income	482	447	465	8	4
Non-customer income	247	89	142	178	74
Derivative valuation adjustments	19	10	2	90	large
Total Markets income	748	546	609	37	23

Markets income comprises sales and risk management revenue derived from the creation, pricing and distribution of risk management products to the Group’s consumer, business, corporate and institutional customers. Dedicated relationship specialists provide product solutions to these customers to help manage their interest rate, foreign exchange, commodity, credit and structured products risk exposures.

First Half 2017 - Second Half 2016

Total markets income increased by $202 million or 37% compared to Second Half 2016, from a higher contribution from both customer and non-customer income.

Customer income increased $35 million or 8% on Second Half 2016, driven by higher fixed income and foreign exchange sales.

Non-customer income increased $158 million compared to the Second Half 2016, primarily due to higher foreign exchange and commodity risk management income in First Half 2017.

First Half 2017 – First Half 2016

Total markets income increased by $139 million or 23% compared to the First Half 2016, from a higher contribution from both customer and non-customer income.

Customer income increased $17 million or 4% compared to First Half 2016 driven by higher fixed income sales.

Non-customer income increased by $105 million or 74% compared to First Half 2016, due to higher fixed income, foreign exchange and commodity risk management income in First Half 2017.

Markets Value at Risk (VaR)2

$m	Average	High	Low
Six months ended 31 March 2017	9.4	13.1	6.5
Six months ended 30 September 2016	7.0	9.7	4.7
Six months ended 31 March 2016	9.7	14.2	5.1

The Components of Markets VaR are as follows:
Average
	Half Year	Half Year	Half Year
$m	March 17	Sept 16	March 16
Interest rate risk	3.7	3.9	5.7
Foreign exchange risk	2.3	3.0	5.1
Equity risk	0.1	0.3	0.3
Commodity risk[3]	5.0	2.4	3.0
Credit and other market risks[4]	3.6	2.5	2.6
Diversification benefit	(5.3)	(5.1)	(7.0)
Net market risk	9.4	7.0	9.7

[1]           Markets income includes WIB Markets, Business Bank, Consumer Bank, BTFG and Westpac New Zealand markets.

[2]           The daily VaR presented above reflects a WIB divisional view of VaR. It varies from presentations of VaR in Westpac’s 2016 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel III where market risk disclosures are segregated into trading and banking book. VaR measures the potential for loss using a history of price volatility.

[3]           Includes electricity risk.

[4]           Includes pre-payment risk and credit spread risk (exposures to generic credit rating bonds).

20 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Review of Group operations

2.2.8         Operating expenses1

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Staff expenses	(2,326)	(2,297)	(2,304)	1	1
Occupancy expenses	(534)	(521)	(511)	2	5
Technology expenses	(989)	(1,012)	(917)	(2)	8
Other expenses	(784)	(819)	(836)	(4)	(6)
Total expenses	(4,633)	(4,649)	(4,568)	-	1

First Half 2017 – Second Half 2016

Operating expenses were $4,633 million, $16 million lower compared to Second Half 2016. The Group delivered $118 million in productivity benefits during First Half 2017, including simplifying the organisation, digitising manual processes, property consolidation and vendor contract management, offset in part by ordinary growth in salaries and rental expenses. Costs associated with the Group’s investment programs were little changed in First Half 2017.

Staff expenses were $2,326 million, an increase of $29 million or 1% compared to Second Half 2016. This increase was from the impact of annual salary increases from January 2017. Additionally, in First Half 2017, the Group’s investment programs had a higher proportion of Group investment spend on staff expenses relative to non-staff expenses. These items were partially offset by a 1% reduction in FTE from initiatives related to simplifying the organisation and digitising manual processes.

Occupancy expenses were $534 million, reflecting an increase of $13 million or 2% compared to Second Half 2016. This increase was due to annual rental expense increases, partially offset by the full period benefit of corporate property consolidation completed in Second Half 2016.

Technology expenses were $989 million, $23 million or 2% lower compared to Second Half 2016. This decrease was driven by lower technology services costs from seasonally lower Group investment spend and a decline in depreciation of IT equipment. These were partly offset by the impact of completed investments which resulted in higher software amortisation along with an increase in software maintenance and licencing costs.

Other expenses were $784 million, a decrease of $35 million or 4%. This reflected a reduction in professional and processing services costs from lower regulatory and compliance related expenses and decreased outsourced processing costs, reduction in amortisation of intangible assets and disciplined cost management.

First Half 2017 – First Half 2016

Operating expenses were $4,633 million, an increase of $65 million or 1% compared to First Half 2016. This was driven primarily by higher technology expenses and an increase in regulatory and compliance related costs. Productivity benefits of $265 million offset ordinary growth in operating costs.

Staff expenses were $2,326 million, an increase of $22 million or 1% compared to First Half 2016 from annual salary increases and higher investment costs related to both growth and productivity initiatives and regulatory and compliance programs, partly offset by productivity benefits from simplification initiatives and digitising manual processes.

Occupancy expenses were $534 million, an increase of $23 million or 5% compared to First Half 2016 due to annual rental expenses increases, partly offset by the benefits from corporate and retail property consolidation.

Technology expenses were $989 million, an increase of $72 million or 8% compared to First Half 2016. This was driven by completed Group investment programs leading to higher amortisation of software assets and depreciation of IT equipment. Technology services and software maintenance and licencing costs were also higher from higher investment, increased volumes and new software licences following upgraded digital capability. This was partly offset by lower telecommunication costs.

Other expenses were $784 million, a decrease of $52 million or 6% compared to First Half 2016, driven primarily by a reduction in professional and processing services costs including lower legal costs and reduced outsourced processing costs. Amortisation of intangible assets was also lower and credit card loyalty program costs reduced from changes to reward programs.

[1] Refer to Section 4 Note 5 for reported results breakdown.

Westpac Group 2017 Interim Financial Results Announcement | 21

2017 Interim financial results
Review of Group operations

Full Time Equivalent Employees (FTE)

	As at	As at	As at	% Mov’t	% Mov’t
Analysis of movement in FTE	31 March 2017	30 Sept 2016	31 March 2016	Mar 17 - Sept 16	Mar 17 - Mar 16
Permanent employees	31,994	32,190	32,021	(1)	-
Temporary employees[1]	3,296	3,390	2,943	(3)	12
FTE	35,290	35,580	34,964	(1)	1

First Half 2017 – Second Half 2016

FTE decreased 290 or 1% compared to Second Half 2016, driven by the delivery of productivity initiatives across the Group, including simplifying the organisation and digitising manual processes.

First Half 2017 – First Half 2016

FTE increased 326 or 1% compared to First Half 2016, largely driven by a 12% increase in temporary employees to support investments in growth and productivity initiatives, regulatory and compliance programs and higher volumes across operations and technology. This was partly offset by productivity initiatives across the Group and the sale of operations in Vanuatu.

Investment spend

				% Mov’t	% Mov’t
$m	Half Year March 17	Half Year Sept 16	Half Year March 16	Mar 17 - Sept 16	Mar 17 - Mar 16
Expensed	236	261	256	(10)	(8)
Capitalised software and fixed assets	344	439	271	(22)	27
Total	580	700	527	(17)	10

Growth and productivity	375	442	336	(15)	12
Regulatory change	143	161	117	(11)	22
Other technology	62	97	74	(36)	(16)
Total	580	700	527	(17)	10

The Group spent $580 million on investments in the First Half 2017, a level in line with Westpac’s plans to invest around $1.3 billion per annum. Spending was higher than First Half 2016 but lower than Second Half 2016. The decline over Second Half 2016 was principally due to timing with first half spending typically lower than the second half and because Second Half 2016 saw the completion of a number of major projects.

Of the $580 million investment, 41% was expensed while 59% was capitalised. These percentages vary half on half depending on the stage of current projects.

Growth and productivity initiatives accounted for the majority of the spending at 65% as the Group seeks to both improve efficiency and drive growth in target areas such as Wealth and SME. Regulatory change costs have continued to absorb an increasing portion of investment and now account for around one quarter of all investment spending. Other technology spending was lower in First Half 2017 and currently represents around 11% of total investment spending.

Developments across each of these investment categories over First Half 2017 are outlined below.

Growth and Productivity

•   The Customer Service Hub moved from planning to development with completion of the contracts to provide the foundation technology and to build the platform. Starting with mortgages, the Customer Service Hub is assisting to transform the Group’s technology infrastructure around the customer and will significantly improve the mortgage process for customers and Westpac.

•   Continued to enhance the features and functionality of mobile and online banking including:

-    Digitised the personal loan application process, materially reducing the time from commencing an application to receiving funds. Since launch, 25% of applications have funds made available on the same day, and 65% of these are funded within 60 minutes;

[1] Comparatives have been restated for New Zealand contractors (Second Half 2016: 300, First Half 2016: 287).

22 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Review of Group operations

-    Improved the useability of mobile functions which has contributed to:

o   Customers benefiting from a much faster process for transferring funds on mobile app with 1.1 million quick transfers completed since mid-December 2016; and

o   Enhanced digital sales by improving the visibility of targeted offers. 10% of digital sales in the Westpac brand now originate from these targeted offers.

-    Completed the installation of a new website management system - Adobe Experience Manager - to materially enhance the functionality and useability of the Group’s website. In particular, content across brands can now be managed together rather than separately; and

-    Introduced Westpac keyboard app for mobile devices that enables Westpac brand customers to easily make payments via social messaging applications.

•    Implemented a major program to help customers frequenting branches to better understand what services can be completed online or via ATMs. Within these branches, this has contributed to:

-   A 13% reduction in branch cash transactions from increased ATM use;

-   A 24% increase in customer appointments as bankers now spend less time on manual transactions; and

-   A 5% rise in customers signing up for online banking.

•    Additional business banking capabilities launched over First Half 2017 have included:

-    Enabling existing customers to open new savings, transaction, foreign currency, or term deposit accounts from within Westpac Live. Relationship managed customers can also rollover term deposits online by accepting a rate negotiated with their banker; and

-    Completing the roll-out of the new Business Banking Online platform for St.George, BankSA and Bank of Melbourne customers. The success of the new system is reflected in a jump in Net Promoter Score1 from 12 to 45.

•    Further enhancements to LOLA platform including reduced processing time for extending maturities. Sales via the platform have almost doubled on Second Half 2016;

•    Launched major new functionality to Panorama, BT’s comprehensive fund administration platform. Panorama now enables advisers to completely manage their clients’ investments, SMSFs and superannuation in one place. Incorporated into online banking, and available on mobile, Panorama supports managed portfolios; broker-like trading; cash management; personal insurances; and managed funds. Over First Half 2017, the platform has increased its funds under administration to $3.9 billion; and

•    Launched SuperCheck enabling customers to search for all their superannuation accounts in real time. Customers can then open a BT Super for Life account to consolidate their holdings. Around $100 million in lost super has been reunited with customers since launch.

Regulatory change

Regulatory change programs are required to achieve compliance with regulatory requirements. Progress in First Half 2017 included:

•    Regulatory Reporting: significant progress in system changes to support Stronger Super APRA Reporting, common reporting standards and AASB9;

•    Liquidity and Capital: completed system enhancements to better manage and report on new liquidity coverage ratio and net stable funding ratio requirements;

•    Compliance Management: launched a new governance, risk and compliance system providing a more integrated approach to managing governance, risk and compliance. The system improves data quality and enhances analysis; and

•    Industry Standards: meeting new industry reforms such as National Mortgage Forms, Conveyancing Industry Changes and Unfair Contract Terms for Small Business.

Other technology

Other technology spend was $62 million and included programs to further strengthen the Group’s cybersecurity capabilities.

[1] Internally generated survey.

Westpac Group 2017 Interim Financial Results Announcement | 23

2017 Interim financial results
Review of Group operations

Capitalised software

				% Mov’t	% Mov’t
$m	Half Year March 17	Half Year Sept 16	Half Year March 16	Mar 17 - Sept 16	Mar 17 - Mar 16
Opening balance	1,781	1,651	1,654	8	8
Total additions	344	428	268	(20)	28
Amortisation expense	(303)	(294)	(271)	3	12
Impairment expense	(3)	(6)	-	(50)	-
Foreign exchange translation	(5)	2	-	large	-
Closing balance	1,814	1,781	1,651	2	10

Capitalised software has increased 2% during First Half 2017 and is 10% higher compared to First Half 2016. First Half 2017 additions decreased by $84 million (20%) compared to Second Half 2016 due to $120 million lower investment spend. Additions increased 28% compared to First Half 2016 as transformation programs (Customer Service Hub, Panorama and New Payments Platform) progressed from planning to development and delivery stages, which has a higher capitalisation rate.

Software amortisation was $9 million (3%) higher during First Half 2017 compared to Second Half 2016 and $32 million (12%) compared to the First Half 2016 as more projects were completed. Overall, the average remaining useful life of our capitalised software assets is less than three years.

2.2.9                   Impairment charges

				% Mov’t	% Mov’t
$m	Half Year March 17	Half Year Sept 16	Half Year March 16	Mar 17 - Sept 16	Mar 17 - Mar 16
Individually assessed provisions (IAPs)
New IAPs	(364)	(256)	(471)	42	(23)
Write-backs	144	128	82	13	76
Recoveries	84	45	92	87	(9)
Total IAPs, write-backs and recoveries	(136)	(83)	(297)	64	(54)

Collectively assessed provisions (CAPs)
Write-offs	(443)	(484)	(418)	(8)	6
Other changes in CAPs	86	110	48	(22)	79
Total new CAPs	(357)	(374)	(370)	(5)	(4)
Total impairment charges	(493)	(457)	(667)	8	(26)

Asset quality remained sound through First Half 2017 with stressed assets to total committed exposures reducing 6 basis points to 1.14%. The reduction in stress mostly reflects the work-out or return to health of a number of watchlist and substandard facilities. Impaired assets were also lower, with gross impaired assets to gross loans reducing 2 basis points to 0.30%. The reduction in impaired assets principally related to the work-out of a small number of institutional facilities. Where stress in the portfolio has emerged it can mostly be traced back to the slowdown in mining investment, sectors undergoing structural change, along with a seasonal rise in delinquencies.

With stressed assets lower and a small number of larger impaired facilities written-off as at 31 March 2017 compared to 30 September 2016, provisioning levels were also lower, down by $89 million. IAPs were $82 million lower while collectively assessed provisions were $7 million lower. Within collectively assessed provisions the economic overlay was little changed (down $11 million) at $378 million at 31 March 2017, with over 50% of the overlay allocated to the mining and to the New Zealand dairy sectors.

First Half 2017 – Second Half 2016

Impairment charges for First Half 2017 were $493 million, up $36 million compared to Second Half 2016, and were equivalent to 15 basis points of average gross loans. The increase was mostly due to higher new IAPs, partially offset by higher write-backs and recoveries and lower Total new CAPs in First Half 2017.

24 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Review of Group operations

Key movements included:

●    Total IAPs less write-backs and recoveries were $53 million higher than Second Half 2016 principally due to:

-     New IAPs were $108 million higher compared to Second Half 2016 mostly due to new impairments in WIB and an increase in BB and CB from customers in regions impacted by the slowdown in mining investment and manufacturing; and

-     This was partially offset by write-backs and recoveries being $55 million higher in First Half 2017. Write-backs were higher in Westpac New Zealand from the resolution of some impaired exposures as well as in WIB following work out of some impaired facilities. Recoveries were higher in the Australian unsecured consumer portfolio.

●    Total new CAPs were $17 million lower than Second Half 2016. Key movements included:

-     Write-offs were $41 million lower in First Half 2017, consistent with normal seasonal patterns in unsecured personal lending and as Second Half 2016 included some additional write-offs in the auto finance portfolio;

-     Benefits from other changes in CAPs were $24 million lower from higher provisions associated with seasonal increases in consumer delinquencies. This was partly offset by CAP benefits in watchlist and substandard facilities in the business and institutional portfolios; and

-     The economic overlay was little changed in First Half 2017 at $378 million although there was some change in the composition of the overlay. The reduction in the half was mostly due to a small fall in the manufacturing and mining overlays.

First Half 2017 – First Half 2016

Impairment charges of $493 million were down $174 million when compared to First Half 2016.

Key movements included:

●    Total new IAPs less write-backs and recoveries were $161 million lower than First Half 2016. New IAPs decreased $107 million primarily due to a small number of large impairments in WIB in First Half 2016 that were not repeated. This was partially offset by higher new IAPs in BB. First Half 2017 also benefited from a larger number of write-backs which were $62 million higher than First Half 2016; and

●    Total new CAPs were $13 million lower due to a $38 million increase in the benefit from Other changes in CAPs partially offset by a $25 million lift in write-offs principally related to the auto finance portfolio. Total economic overlays were $15 million lower compared to First Half 2016.

2.2.10            Tax Expense

First Half 2017 – Second Half 2016

The effective tax rate of 30.7% in First Half 2017 was slightly higher than the 30.6% recorded in Second Half 2016.

First Half 2017 – First Half 2016

The effective tax rate of 30.7% in First Half 2017 was higher than the First Half 2016 effective tax rate of 29.2% as First Half 2016 had a benefit from the finalisation of prior period taxation matters.

2.2.11            Non-controlling Interests

Non-controlling interests represent profits of non-wholly owned subsidiaries attributable to shareholders other than Westpac. These include profits on the 10.1% shareholding in Westpac-PNG-Limited and the 25% shareholding in St.George Motor Finance Limited that are not owned by Westpac.

Non-controlling interests of $5 million for First Half 2017 were $4 million lower than First Half 2016 following the redemption of the Group’s hybrid equity instrument TPS 20061 on 30 June 2016.

1 Non-controlling interests include distributions on 2006 Trust Preferred Securities (TPS):

Westpac TPS Trust issued 7,627,375 2006 TPS in Australia at $100 each on 21 June 2006. Prior to their redemption on 30 June 2016, the 2006 TPS were preferred units in the Westpac TPS Trust, with non-cumulative floating rate distributions which were fully franked. Westpac TPS Trust also issued one ordinary unit with an issue price of $100 to Westpac. Westpac, as holder of the ordinary unit, was entitled to any residual income or assets of the Westpac TPS Trust not distributed to holders of 2006 TPS. The 2006 TPS paid quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears. The distribution rate on 2006 TPS was calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during all periods).

Westpac Group 2017 Interim Financial Results Announcement | 25

2017 Interim financial results
Review of Group operations

2.3                              Credit quality

Credit quality remained sound over First Half 2017 with total stressed exposures to TCE declining in First Half 2017 and remaining low relative to history. Through the half, the ratio of stressed exposures to TCE was 1.14%, 6 basis points lower since 30 September 2016, although it was 11 basis points higher than 31 March 2016 (see 2.3.1 Credit Quality Key Metrics).

The fall in stress relates to reductions in both impaired assets and to watchlist and substandard facilities. These decreases can be broadly traced back to the refinance or work-out of some institutional facilities and to an improved outlook for some New Zealand dairy exposures.

Consistent with the fall in stressed assets, provisioning levels were $89 million lower, due mainly to a decrease in IAPs. Despite the decline the ratio of impairment provisions to impaired assets increased further to 52%. The ratio of collectively assessed provisions to credit risk weighted assets was little changed at 77 basis points.

Portfolio segments

The institutional and commercial segments continue to perform well with the level of stress reducing as a number of facilities that were stressed were refinanced or repaid. Over recent periods, the depth of distressed debt markets has increased allowing the Group to partially exit some impaired exposures. Two new large (>$50 million) facilities were downgraded to impaired during First Half 2017.

The commercial property segment has continued to perform well. Stress peaked in this portfolio in the midst of the financial crisis with the proportion of the portfolio (stress as a percent of total committed exposure) stressed reaching 15.5%. Since then stress has steadily declined to 1.4% and remains well below long term averages.

The small and medium business portfolio has also performed well. Stress has risen a little in First Half 2017 with increases in property, construction and manufacturing.

The New Zealand business portfolio saw an increase in stress in Second Half 2016 as lower milk prices impacted the dairy industry. Since that period, milk prices have materially increased and improved the prospects for the sector. Nevertheless, once a company has migrated into the watchlist and substandard categories its performance continues to be monitored until it has achieved a sustained period of improved cash flow or reduced debt. Accordingly, only a small number of stressed New Zealand dairy facilities have returned to fully performing in First Half 2017, but their prospects have improved.

The quality of the mortgage portfolio remains high with Australian mortgage 90+ day delinquencies just one basis point higher over the six months to 31 March 2017 to end the half at 0.67%. Delinquencies were higher over the year, although the majority of that rise is due to the implementation of new prudential rules for the reporting of delinquencies for customers granted hardship assistance. These rules are being progressively applied to the industry. While mortgage delinquencies across Australia have changed little on average, conditions are different across states with more modest growth and higher unemployment in some regions, particularly in Western Australia, contributing to higher delinquencies in those regions. This has been offset by continued low and stable delinquencies in NSW. The investment property segment continues to have a low delinquency profile with 90+ day delinquencies of 0.47%, well below the portfolio average.

Australian properties in possession increased over First Half 2017 by 120 to 382 as at 31 March 2017 due principally to those states and regions impacted by the slowing of the mining investment cycle. Realised mortgage losses were $38 million for First Half 2017, equivalent to 2 basis points.

Consumer unsecured delinquencies trended higher over First Half 2017. Total Group other consumer 90+ day delinquencies were 1.55%, up 44 basis points since 30 September 2016 and 13 basis points higher compared to 31 March 2016. Around 26 basis points of this increase was due to a change in the reporting of delinquencies for customers granted hardship assistance. The underlying increase was due mostly to seasonal trends and from increased stress in regions impacted by the slowing of the mining investment in Australia.

New Zealand mortgage 90+ day delinquencies increased 4 basis points since 30 September 2016 to 0.14% at 31 March 2017. While delinquencies increased they remain at or near historical lows and reflect the impact of prudential controls that have materially reduced the level of higher LVR lending across the country.

New Zealand unsecured delinquencies were also higher consistent with normal seasonal trends. Other consumer 90+ day delinquencies increased 10 basis points since 30 September 2016 and were 2 basis points higher than 31 March 2016.

26 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Review of Group operations

Provisioning

Westpac has maintained adequate provisioning coverage with:

●    The ratio of gross impaired asset provisions to gross impaired assets remains high at 52.1% (up 2.7 percentage points compared to Second Half 2016); and

●    The ratio of collectively assessed provisions to credit risk weighted assets was 77 basis points with the ratio little changed from the 76 basis points reported at 30 September 2016.

Total impairment provisions were $3,513 million with IAPs of $787 million and CAPs of $2,726 million.

IAPs were $82 million lower primarily from a small number of large institutional names partially worked-out during First Half 2017.

CAPs balances were $7 million lower compared to 30 September 2016. Excluding foreign currency translation impacts, movements in CAPs can principally be traced to:

●    The economic overlay was $11 million lower at $378 million at 31 March 2017. Most of the overlay has been set for the mining and manufacturing sectors and for the New Zealand dairy sector; and

●    A reduction in provisions required as stressed assets declined. This was largely offset by higher consumer delinquencies.

Westpac Group 2017 Interim Financial Results Announcement | 27

2017 Interim financial results
Review of Group operations

2.3.1                   Credit quality key metrics

	As at	As at	As at
	March 17	Sept 16	March 16
Stressed exposures by credit grade as a % of TCE:
Impaired	0.20%	0.22%	0.26%
90 days past due and not impaired	0.35%	0.33%	0.28%
Watchlist and substandard	0.59%	0.65%	0.49%
Total stressed exposures	1.14%	1.20%	1.03%

Gross impaired assets to TCE for business and institutional:
Business Australia	0.63%	0.55%	0.59%
Business New Zealand	0.68%	0.71%	0.77%
Institutional	0.17%	0.32%	0.40%

Mortgage 90+ day delinquencies:
Group	0.63%	0.61%	0.52%
Australia	0.67%	0.66%	0.55%
New Zealand	0.14%	0.10%	0.15%

Other consumer loans 90+ day delinquencies:
Group	1.55%	1.11%	1.42%
Australia	1.63%	1.17%	1.49%
New Zealand	0.58%	0.48%	0.56%

Other:
Gross impaired assets to gross loans	0.30%	0.32%	0.39%
Gross impaired asset provisions to gross impaired assets	52.1%	49.4%	47.6%
Total provisions to gross loans	52bps	54bps	57bps
Collectively assessed provisions to risk weighted assets[1]	67bps	67bps	75bps
Collectively assessed provisions to credit risk weighted assets[1]	77bps	76bps	87bps
Total provisions to risk weighted assets[1]	87bps	88bps	101bps
Impairment charges to average loans annualised	15bps	14bps	21bps
Net write-offs to average loans annualised	19bps	19bps	13bps

1    In Second Half 2016 changes to mortgage risk weights increased credit RWA and RWA by $43 billion. This reduced the following ratios: collectively assessed provisions to risk weighted assets by 7 basis points; collectively assessed provisions to credit RWA by 11 basis points; and total provisions to risk weighted assets by 10 basis points.

28 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Review of Group operations

2.4                    Balance sheet and funding

2.4.1         Balance sheet

	As at	As at	As at	As at	% Mov’t	% Mov’t
	31 March	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
	2017	2017	2016	2016	Sept 16	Mar 16
$m	US$	A$	A$	A$
Assets
Cash and balances with central banks	12,154	15,912	17,015	18,811	(6)	(15)
Receivables due from other financial institutions	7,290	9,545	9,951	13,503	(4)	(29)
Trading securities and financial assets designated
at fair value and available-for-sale securities	69,452	90,929	81,833	84,331	11	8
Derivative financial instruments	18,804	24,619	32,227	39,199	(24)	(37)
Loans	509,413	666,946	661,926	640,687	1	4
Life insurance assets	8,351	10,934	14,192	13,540	(23)	(19)
Other assets	16,123	21,108	22,058	21,689	(4)	(3)
Total assets	641,587	839,993	839,202	831,760	-	1
Liabilities
Payables due to other financial institutions	16,338	21,390	18,209	21,205	17	1
Deposits and other borrowings	399,095	522,513	513,071	494,246	2	6
Other financial liabilities at fair value through
income statement	3,738	4,894	4,752	7,172	3	(32)
Derivative financial instruments	21,735	28,457	36,076	51,230	(21)	(44)
Debt issues	127,788	167,306	169,902	165,065	(2)	1
Life insurance liabilities	6,995	9,158	12,361	11,875	(26)	(23)
Loan capital	13,066	17,106	15,805	13,017	8	31
Other liabilities	7,484	9,797	10,845	9,969	(10)	(2)
Total liabilities	596,239	780,621	781,021	773,779	-	1
Equity
Total equity attributable to owners of Westpac
Banking Corporation	45,304	59,315	58,120	57,171	2	4
Non-controlling interests	44	57	61	810	(7)	(93)
Total equity	45,348	59,372	58,181	57,981	2	2

	As at	As at	As at	As at	% Mov’t	% Mov’t
	31 March	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
	2017	2017	2016	2016	Sept 16	Mar 16
$m	US$	A$	A$	A$
Average balances
Total assets	658,147	861,675	853,375	833,735	1	3
Loans and other receivables	495,796	649,117	636,332	621,986	2	4
Total equity	44,123	57,768	56,997	55,945	1	3

First Half 2017 – Second Half 2016

Key movements during the half included:

Assets

●             Cash and balances with central banks decreased $1.1 billion or 6% reflecting lower liquid assets held in this form;

●             Trading securities and financial assets designated at fair value and available-for-sale securities increased $9.1 billion or 11% as liquid assets were increased to offset a reduction in the CLF of $9.5 billion on 1 January 2017;

●             Derivative assets decreased $7.6 billion or 24% mainly driven by movements in interest rate swaps and foreign currency translation impacts on cross currency swaps and forward contracts;

●             Loans grew $5.0 billion or 1%. Refer to Section 2.2.2 Loans for further information; and

●             Life insurance assets decreased $3.3 billion or 23% mainly due to the deconsolidation of 16 managed funds as a result of a significant decline in the Group’s unit holdings.

Westpac Group 2017 Interim Financial Results Announcement | 29

2017 Interim financial results
Review of Group operations

Liabilities

●     Payables due to other financial institutions increased $3.2 billion or 17% due to increased funding of securities through repurchase agreement and interbank borrowings partially offset by lower offshore central bank deposits;

●     Deposits and other borrowings increased $9.4 billion or 2%. Refer to Section 2.2.3 Deposits and other borrowings for further information;

●     Derivative liabilities decreased $7.6 billion or 21% mainly driven by movements in interest rate swaps and foreign currency translation impacts on cross currency swaps and forward contracts;

●     Debt issues decreased $2.6 billion or 2% predominantly due to foreign currency movements. Refer to Section 2.4.2 Funding and liquidity risk management for further information;

●     Life insurance liabilities decreased $3.2 billion or 26% mainly due to the deconsolidation of 16 managed funds as a result of a significant decline in the Group’s unit holdings; and

●     Loan capital increased $1.3 billion or 8% mainly due to issuance of $2.1 billion and redemption of $0.5 billion Tier 2 subordinated notes.

Equity attributable to owners of Westpac Banking Corporation increased $1.2 billion reflecting retained profits less dividends paid during the period and shares issued under the 2016 final DRP.

First Half 2017 – First Half 2016

Key movements included:

Assets

●     Cash and balances with central banks decreased $2.9 billion or 15% reflecting lower liquid assets held in this form;

●     Receivables due from other financial institutions decreased $4.0 billion or 29% mainly due to reduction in collateral posted with derivative counterparties;

●     Trading securities and financial assets designated at fair value and available-for-sale securities increased $6.6 billion or 8% in preparation for a lower CLF;

●     Derivative assets decreased $14.6 billion or 37% mainly driven by movements in interest rate swaps and foreign currency translation impacts on cross currency swaps and forward contracts;

●     Loans grew $26.3 billion or 4%. Refer to Section 2.2.2 Loans for further information; and

●     Life insurance assets decreased $2.6 billion or 19% mainly due to the deconsolidation of 16 managed funds as a result of a significant decline in the Group’s unit holdings.

Liabilities

●     Deposits and other borrowings increased $28.3 billion or 6%. Refer to Section 2.2.3 Deposits and other borrowings for further information;

●     Other financial liabilities at fair value through the income statement decreased $2.3 billion or 32% reflecting reduced securities sold under agreements to repurchase;

●     Derivative liabilities decreased $22.8 billion or 44% mainly driven by movements in interest rate swaps and foreign currency translation impacts on cross currency swaps and forward contracts;

●     Debt issues increased $2.2 billion or 1% ($3.8 billion or 2% increase excluding foreign currency translation impacts). Refer to Section 2.4.2 Funding and liquidity risk management for further information;

●     Life insurance liabilities decreased $2.7 billion or 23% mainly due to the deconsolidation of 16 managed funds as a result of a significant decline in the Group’s unit holdings; and

●     Loan capital increased $4.1 billion or 31% mainly due to issuances of $3.2 billion Tier 2 subordinated notes and $1.7 billion Westpac Capital Notes 4 (Additional Tier 1 capital), partially offset by redemption of $0.5 billion Tier 2 subordinated notes.

Equity attributable to owners of Westpac Banking Corporation increased $2.1 billion reflecting retained profits less dividends paid during the period and shares issued under the 2016 interim DRP and 2016 final DRP.

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Review of Group operations

2.4.2         Funding and liquidity risk management

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This type of risk is inherent in all banks through their role as intermediaries between depositors and borrowers. The Group has a liquidity risk management framework which seeks to meet the objective of meeting cash flow obligations under a wide range of market conditions, including name specific and market-wide stress scenarios, as well as meeting the regulatory requirements of the LCR1.

In First Half 2017 the Group maintained its strong funding and liquidity profile, benefiting from growth in customer deposits of $12.1 billion ahead of loan growth of $5.0 billion. Key metrics were above regulatory minimums, including an LCR of 125% despite a $9.5 billion lower allocation of the CLF for the 2017 calendar year. The Group’s Net Stable Funding Ratio (NSFR) was estimated at 108% based on current APRA guidelines.

LCR

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under a regulator-defined acute stress scenario.

Given the limited amount of government debt in Australia, the RBA, jointly with APRA, makes available to ADIs a CLF. Subject to satisfaction of qualifying conditions, the CLF can be accessed to help meet the LCR requirement. In order to have access to a CLF, ADIs are required to pay a fee of 15 basis points (0.15%) per annum to the RBA on the approved undrawn facility. APRA approved Westpac’s CLF allocation of $49.1 billion for the 2017 calendar year (2016 calendar year: $58.6 billion). As a result of a lower CLF, the Group increased its holding of lower yielding High Quality Liquid Assets (HQLA).

The Group’s LCR as at 31 March 2017 was 125% (30 September 2016: 134%) and the average LCR for the quarter ending 31 March 2017 was 122%2.

Liquid Assets

The Group’s liquid asset portfolio includes both HQLA and other securities that are eligible for repurchase with a central bank. In total, Westpac held $138.5 billion in unencumbered liquid assets as at 31 March 2017 (30 September 2016: $144.3 billion). At 31 March 2017 the portfolio comprised:

●             $75.0 billion of cash, deposits at central banks, government and semi-government bonds;

●             $16.2 billion of repo-eligible private securities; and

●             $47.3 billion of self-originated AAA rated mortgage backed securities, which are eligible collateral for repurchase agreement with the RBA or the RBNZ.

NSFR

The Group will be required to maintain a NSFR, designed to encourage longer-term funding resilience, of at least 100% when it comes into effect on 1 January 2018. Based on the latest guidance from APRA, Westpac had an estimated NSFR of 108% at 31 March 2017. Improvement in the ratio since 30 September 2016 was due mainly to the issuance of more long term wholesale funding and an increase in the Group’s capital.

Funding

The Group monitors the composition and stability of its funding so that it remains within the Group’s funding risk appetite. This includes compliance with both the LCR and upcoming NSFR.

Customer deposits now account for 61.9% of the Group’s total funding, up from 60.9% at 30 September 2016, supported by above system3 growth in customer deposits in First Half 2017. There was little change in long term funding, securitisation and equity as a proportion of total funding.

Short term funding decreased by 115 basis points over First Half 2017, due mainly to a reduction in the amount of long term funding with a residual maturity less than a year. Short term funding now comprises 14.0% of the Group’s total funding. This portfolio of $108.3 billion has a weighted average maturity of 152 days and is more than covered by the $138.5 billion of repo-eligible liquid assets held by the Group.

In First Half 2017, the Group raised $20.9 billion of long term wholesale funding, with a weighted average maturity (excluding securitisation) of 5.2 years (30 September 2016: 5.4 years). Investor demand remained strong with demand for USD denominated bonds continuing, including from investors outside the US in Europe, Japan and Asia. Westpac benefited from being the only major Australian bank to have SEC registration in the US market which supported several large benchmark trades over First Half 2017. This included a US$1.5 billion issue of Basel III compliant callable Tier 2 securities, the first bond of this kind issued by an Australian bank into the US market.

[1] Refer to Glossary for definition. [2] Calculated using the simple average of LCR liquid assets and cash flows for 31 January 2017, 28 February 2017 and 31 March 2017. [3] Source: APRA.

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Review of Group operations

Credit spreads continued to tighten over First Half 2017 however the average portfolio cost of the Group’s wholesale funding increased due to a higher volume of Additional Tier 1 and Tier 2 capital.

Liquidity coverage ratio

		As at	As at	As at	% Mov’t	% Mov’t
		31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$m		2017	2016	2016	Sept 16	Mar 16
High Quality Liquid Assets (HQLA)[1]		73,565	69,360	66,207	6	11
Committed Liquidity Facility (CLF)[1]		49,100	58,600	58,600	(16)	(16)
Total LCR liquid assets		122,665	127,960	124,807	(4)	(2)
Cash outflows in a modelled 30-day APRA defined
stressed scenario
Customer deposits		65,861	63,521	63,205	4	4
Wholesale funding		13,238	13,149	13,433	1	(1)
Other flows[2]		19,121	19,152	21,297	-	(10)
Total		98,220	95,822	97,935	3	-
LCR[3]		125%	134%	127%	large	(200bps)

Funding by residual maturity
	As at 31 March 2017		As at 30 Sept 2016		As at 31 March 2016
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Wholesale funding
Less than 6 months	64,890	8.3	73,284	9.6	72,417	9.8
6 to 12 months	17,446	2.3	10,638	1.4	16,649	2.3
Long term to short term scroll[4]	25,942	3.4	32,150	4.2	33,880	4.6
Wholesale funding - residual maturity less
than 12 months	108,278	14.0	116,072	15.2	122,946	16.7
Securitisation	9,856	1.3	9,445	1.2	10,137	1.4
Greater than 12 months	116,825	15.1	115,264	15.0	104,040	14.1
Wholesale funding - residual maturity greater
than 12 months	126,681	16.4	124,709	16.2	114,177	15.5
Customer deposits	478,660	61.9	466,608	60.9	441,968	60.0
Equity[5]	59,868	7.7	58,726	7.7	57,748	7.8
Total funding[6]	773,487	100.0	766,115	100.0	736,839	100.0

Deposits to net loans ratio

	As at 31 March 2017		As at 30 Sept 2016	As at 31 March 2016
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer deposits	478,660		466,608		441,968
Net loans	666,946	71.8	661,926	70.5	640,687	69.0

[1]    Refer to Glossary for definition.

[2]    Other flows includes credit and liquidity facilities, collateral outflows and inflows from customers.

[3]    Calculated on a spot basis.

[4]    Scroll represents wholesale funding with an original maturity greater than 12 months that now has a residual maturity less than 12 months.

[5]    Includes total share capital, share based payments reserve and retained profits.

[6]    There were no additional Tier 1 capital balances classified as equity as at 30 September 2016 due to the redemption of 2006 TPS.

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Review of Group operations

Funding view of the balance sheet

	Total liquid	Customer	Wholesale	Customer	Market
$m	assets[1]	deposits	funding	franchise	inventory	Total
As at 31 March 2017
Total assets	138,511	-	-	633,255	68,227	839,993
Total liabilities	-	(478,660)	(234,959)	-	(67,002)	(780,621)
Total equity	-	-	-	(59,868)	496	(59,372)
Total	138,511	(478,660)	(234,959)	573,387	1,721	-
Net loans[2]	47,691	-	-	619,255	-	666,946
As at 30 Sept 2016
Total assets	144,284	-	-	620,856	74,062	839,202
Total liabilities	-	(466,608)	(240,781)	-	(73,632)	(781,021)
Total equity	-	-	-	(58,726)	545	(58,181)
Total	144,284	(466,608)	(240,781)	562,130	975	-
Net loans[2]	56,057	-	-	605,869	-	661,926
As at 31 March 2016
Total assets	138,505	-	-	597,132	96,123	831,760
Total liabilities	-	(441,968)	(236,313)	-	(95,498)	(773,779)
Total equity	-	-	(810)	(57,748)	577	(57,981)
Total	138,505	(441,968)	(237,123)	539,384	1,202	-
Net loans[2]	58,220	-	-	582,467	-	640,687

2.5     Capital and Dividends

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
	2017	2016	2016	Sept 16	Mar 16
Regulatory capital structure
Common equity Tier 1 capital after deductions ($m)	40,335	38,875	38,041	4	6
Risk weighted assets (RWA) ($m)	404,382	410,053	363,248	(1)	11
Common equity Tier 1 capital ratio	9.97%	9.48%	10.47%	49bps	(50bps)
Additional Tier 1 capital ratio	1.71%	1.69%	1.64%	2bps	7bps
Tier 1 capital ratio	11.68%	11.17%	12.11%	51bps	(43bps)
Tier 2 capital ratio	2.32%	1.94%	1.91%	38bps	41bps
Total regulatory capital ratio	14.00%	13.11%	14.02%	89bps	(2bps)
APRA leverage ratio	5.30%	5.20%	5.01%	10bps	29bps

Westpac’s preferred capital range

Westpac’s preferred range for its common equity Tier 1 (CET1) capital ratio is 8.75% - 9.25%. The CET1 preferred range takes into consideration:

•             Current regulatory minimums;

•             The capital conservation buffer (CCB) (including the Domestic-Systemically Important Bank (D-SIB) surcharge);

•             Stress testing to calibrate an appropriate buffer against a downturn; and

•             Quarterly volatility of capital ratios under Basel III due to the half yearly cycle of ordinary dividend payments.

The CCB applicable to Westpac as at 31 March 2017 totals 3.5% and includes a base requirement of 2.5% and a D-SIB surcharge of 1%. Should the CET1 capital ratio fall within the CCB (currently between 4.5% and 8.0%) restrictions on distributions apply. Distributions for this purpose are defined as payment of dividends, discretionary bonuses and Additional Tier 1 capital distributions.

The preferred capital range is not impacted by the countercyclical buffer requirement, as it is currently set to zero for Australia and New Zealand3.

[1]    Refer to Glossary for definition.

[2]    Liquid assets in net loans include internally securitised assets that are eligible for re-purchase agreements with the RBA / RBNZ.

[3]    The countercyclical buffer has been activated in other jurisdictions where Westpac has exposure. Westpac’s countercyclical buffer requirement resulting from these exposures is less than 1 basis point at 31 March 2017. Refer to Appendix I in the March 2017 Pillar 3 Report.

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Review of Group operations

Common Equity Tier 1 capital ratio movement for First Half 2017

Westpac’s CET1 capital ratio was 9.97% at 31 March 2017, 49 basis points higher than recorded at 30 September 2016.

Organic capital generation of 29 basis points included:

•             First Half 2017 NPAT of $3.9 billion (97 basis points increase);

•             The 2016 final dividend payment, net of DRP share issuance (70 basis points decrease); and

•             Ordinary RWA was lower (excluding FX movements, RWA initiatives and modelling changes), a 2 basis point increase.

Other items increased the CET1 capital ratio by 20 basis points:

•             RWA initiatives including management of unutilised limits reduced RWA by $1.6 billion (4 basis points increase);

•             Regulatory modelling changes (discussed further below) reduced RWA by $1.0 billion (3 basis points increase);

•             A reduction in the deferred tax asset (6 basis points increase);

•             The impact of foreign currency translation (4 basis points increase), mostly related to NZ$ lending; and

•             A decrease in the accounting obligation for the defined benefit pension plan primarily reflecting higher discount rates used to value defined benefit liabilities (3 basis points increase).

Additional Tier 1 and Tier 2 capital movement for First Half 2017

During the half:

•             New Tier 2 capital was issued, which increased Tier 2 capital by $2.1 billion (51 basis points increase); and

•           Tier 2 capital (transitional instruments) was redeemed, which reduced Tier 2 capital by $0.5 billion (12 basis points decrease).

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Common Equity Tier 1 capital ratio movement for 12 months ending 31 March 2017

The 31 March 2017 CET1 capital ratio of 9.97% is 50 basis points lower than reported at 31 March 2016. This principally reflects the impact of APRA’s revision to the calculation of RWA for Australian residential mortgages which came into effect on 1 July 2016 and increased RWA by $43 billion (110 basis points decrease). Excluding this change, the CET1 capital ratio was higher by 60 basis points due to:

•             Organic capital generation added 44 basis points with NPAT (net of dividends) and shares issued to satisfy the DRP adding 50 basis points. These gains were partially offset by ordinary growth in RWA (4 basis points decrease) and other capital movements (2 basis points decrease); and

•             Other items resulted in a 16 basis points increase in the CET1 capital ratio. These included RWA initiatives (18 basis points increase), a decrease in the accounting obligation for the defined benefit pension plan (3 basis points increase) and a reduction in the deferred tax asset (6 basis points increase), partly offset by regulatory modelling changes (9 basis points decrease) and foreign currency translation impacts (2 basis points decrease).

Leverage Ratio

The leverage ratio represents the amount of Tier 1 capital relative to exposure. At 31 March 2017, Westpac’s leverage ratio1 was 5.3%, up 10 basis points since 30 September 2016.

APRA has yet to prescribe any minimum leverage ratio requirements.

Internationally Comparable Capital Ratios

The APRA Basel III capital adequacy requirements are more conservative than those of the Basel Committee on Banking Supervision (BCBS), leading to lower reported capital ratios when compared to international peers. APRA conducted a study in July 2015 outlining its methodology for measuring international comparable capital ratios.

	As at 31 March 2017	As at 30 Sept 2016	As at 31 March 2016	% Mov’t Mar 17 - Sep 16	% Mov’t Mar 17 - Mar 16
Internationally comparable capital ratios
Common equity Tier 1 capital ratio	15.34%	14.43%	14.67%	91bps	67bps
Total regulatory capital ratio	19.37%	17.73%	17.18%	164bps	219bps
Leverage ratio	6.01%	5.93%	5.75%	8bps	26bps

[1] The leverage ratio is based on the same definition of Tier 1 as used for APRA capital requirements and is not comparable to the Basel Committee for Banking Supervision leverage ratio calculation.

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Risk Weighted Assets (RWA)

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$m	2017	2016	2016	Sept 16	Mar 16
Corporate[1]	76,210	81,550	83,706	(7)	(9)
Business lending[2]	33,735	32,871	31,082	3	9
Sovereign[3]	1,665	1,669	1,434	-	16
Bank[4]	5,887	6,815	7,884	(14)	(25)
Residential mortgages	127,111	123,966	77,804	3	63
Australian credit cards	6,009	5,904	6,617	2	(9)
Other retail	13,538	13,805	13,893	(2)	(3)
Small business[5]	11,482	11,930	11,150	(4)	3
Specialised lending: Property and project finance[6]	56,122	57,961	56,443	(3)	(1)
Securitisation[7]	3,992	4,067	4,424	(2)	(10)
Standardised	9,682	9,228	8,923	5	9
Mark-to-market related credit risk	7,280	9,046	9,688	(20)	(25)
Credit risk	352,713	358,812	313,048	(2)	13
Market risk	7,471	7,861	9,024	(5)	(17)
Operational risk[8]	31,653	33,363	32,329	(5)	(2)
Interest rate risk in the banking book (IRRBB)	8,143	5,373	4,678	52	74
Other	4,402	4,644	4,169	(5)	6
Total	404,382	410,053	363,248	(1)	11

Total RWA decreased $5.7 billion or 1.4% during First Half 2017:

●             Credit risk RWA declined $6.1 billion or 1.7%:

-      Improved asset quality decreased RWA by $3.1 billion;

-      Reduction in mark-to-market related credit risk RWA of $1.8 billion;

-      RWA initiatives from management of unutilised limits reduced RWA by $1.6 billion;

-      Foreign currency translation impacts, primarily related to the impact of the depreciation of the NZ$ on NZ$ lending which decreased RWA by $1.9 billion; and

-      RWA modelling changes reduced RWA by $1.0 billion which included mortgage RWA changes and updates to Probability of Default (PD) parameters for corporate and business lending exposures.

These items were partially offset by portfolio growth which added $3.3 billion to RWA.

●             Non-credit RWA increased $0.4 billion or 0.8% primarily due to:

-      IRRBB RWA increased $2.8 billion. The embedded gain declined as the yield curve steepened and repricing and yield curve risk increased. Both of these added to IRRBB;

-      Operational risk RWA decreased $1.7 billion due to an update to loss scenarios;

-      Market risk RWA decreased $0.4 billion from lower interest rate exposure in the trading book; and

-      Other RWA decreased $0.3 billion.

[1]    Corporate – typically includes exposure where the borrower has annual turnover greater than $50 million, and other business exposures not captured under the definitions of either Business lending or Small Business.

[2]    Business lending – includes exposures not captured elsewhere where the borrower has annual turnover less than or equal to $50 million.

[3]    Sovereign – includes exposures to governments themselves and other non-commercial enterprises that are owned or controlled by them.

[4]    Bank – includes exposures to licensed banks and their owned or controlled subsidiaries, and overseas central banks.

[5]    Small business – program managed business lending exposures.

[6]    Specialised lending – property and project finance – includes exposures to entities created to finance and / or operates specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.

[7]    Securitisation – exposures reflect Westpac’s involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.

[8]    Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.

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Capital adequacy

	As at	As at	As at
	31 March	30 Sept	31 March
$m	2017	2016	2016
Tier 1 capital
Common equity Tier 1 capital
Paid up ordinary capital	33,765	33,469	33,155
Treasury shares	(420)	(367)	(369)
Equity based remuneration	1,226	1,156	1,133
Foreign currency translation reserve	(482)	(447)	(438)
Accumulated other comprehensive income	127	17	(48)
Non-controlling interests - other	57	60	55
Retained earnings	25,206	24,379	23,756
Less retained earnings in life and general insurance, funds management and
securitisation entities	(1,323)	(1,290)	(1,156)
Deferred fees	250	258	98
Total common equity Tier 1 capital	58,406	57,235	56,186
Deductions from common equity Tier 1 capital
Goodwill (excluding funds management entities)	(8,557)	(8,670)	(8,745)
Deferred tax assets	(1,179)	(1,544)	(1,499)
Goodwill in life and general insurance, funds management and securitisation entities	(1,066)	(1,069)	(1,069)
Capitalised expenditure	(1,859)	(1,859)	(1,749)
Capitalised software	(1,529)	(1,521)	(1,430)
Investments in subsidiaries not consolidated for regulatory purposes	(1,573)	(1,533)	(1,425)
Regulatory expected loss in excess of eligible provisions	(915)	(737)	(730)
General reserve for credit losses adjustment	(311)	(299)	(208)
Securitisation	-	-	(3)
Equity investments	(948)	(935)	(1,045)
Regulatory adjustments to fair value positions	(133)	(192)	(238)
Other Tier 1 deductions	(1)	(1)	(4)
Total deductions from common equity Tier 1 capital	(18,071)	(18,360)	(18,145)
Total common equity Tier 1 capital after deductions	40,335	38,875	38,041

Additional Tier 1 capital
Basel III complying instruments	5,720	5,720	4,019
Basel III transitional instruments	1,190	1,190	1,945
Total Additional Tier 1 capital	6,910	6,910	5,964
Net Tier 1 regulatory capital	47,245	45,785	44,005

Tier 2 capital
Basel III complying instruments	6,703	4,742	3,672
Basel III transitional instruments	3,288	3,840	3,878
Eligible general reserve for credit loss	49	48	48
Basel III transitional adjustment	(445)	(429)	(467)
Total Tier 2 capital	9,595	8,201	7,131
Deductions from Tier 2 capital
Investments in subsidiaries not consolidated for regulatory purposes	(140)	(140)	(140)
Holdings of own and other financial institutions Tier 2 capital instruments	(91)	(78)	(66)
Total deductions from Tier 2 capital	(231)	(218)	(206)
Net Tier 2 regulatory capital	9,364	7,983	6,925
Total regulatory capital	56,609	53,768	50,930
Risk weighted assets	404,382	410,053	363,248
Common equity Tier 1 capital ratio	9.97%	9.48%	10.47%
Additional Tier 1 capital ratio	1.71%	1.69%	1.64%
Tier 1 capital ratio	11.68%	11.17%	12.11%
Tier 2 capital ratio	2.32%	1.94%	1.91%
Total regulatory capital ratio	14.00%	13.11%	14.02%

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Review of Group operations

Dividends

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
Ordinary dividend (cents per share)	March 17	Sept 16	March 16	Sept 16	Mar 16
Interim (fully franked)	94	-	94	-	-
Final (fully franked)	-	94	-	-	-
Total ordinary dividend	94	94	94	-	-

Payout ratio (reported)	80.6%	83.9%	84.5%	(328bps)	(397bps)
Adjusted franking credit balance ($m)	742	911	844	(19)	(12)
Imputation credit (cents per share - NZ)	7.0	7.0	7.0	-	-

The Board has determined an interim fully franked dividend of 94 cents per share, to be paid on 4 July 2017, to shareholders on the register at the record date of 19 May 20171. The interim dividend represents a payout ratio of 80.6%. In addition to being fully franked, the dividend will also carry NZ$0.07 in New Zealand imputation credits that may be used by New Zealand residents.

The Board has determined to satisfy the DRP for the 2017 interim dividend by issuing Westpac ordinary shares. The Market Price used to determine the number of shares issued to DRP participants will be set over the 10 trading days commencing 24 May 2017, and will include a discount of 1.5%.

Capital deduction for regulatory expected credit loss

For capital adequacy purposes APRA requires the amount of regulatory expected credit losses in excess of eligible provisions to be deducted from CET1 capital. The table below shows the calculation of this capital deduction.

	As at	As at	As at
	31 March	30 Sept	31 March
$m	2017	2016	2016
Provisions associated with eligible portfolios
Total provisions for impairment charges (Section 4 Note 10)	3,513	3,602	3,669
plus general reserve for credit losses adjustment	311	299	208
plus provisions associated with partial write-offs	174	208	288
less ineligible provisions[2]	(72)	(68)	(72)
Total eligible provisions	3,926	4,041	4,093
Regulatory expected downturn loss	4,841	4,778	4,823
Shortfall in eligible provisions compared to regulatory expected downturn loss	915	737	730
Common equity Tier 1 capital deduction for regulatory expected downturn loss
in excess of eligible provisions	(915)	(737)	(730)

[1] Record date in New York is 18 May 2017. [2] Provisions associated with portfolios subject to the Basel standardised approach to credit risk are not eligible.

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Review of Group operations

2.6                              Sustainability performance

Approach to operating sustainably

The Group’s approach to operating sustainably is designed to anticipate, respond to and shape the most pressing emerging topics (issues and opportunities) that have the potential to materially impact customers, employees, suppliers, shareholders and communities, where the Group has the skills and experience to make a meaningful, positive impact. This view is embedded within core business activities and aligns with the priorities set in the Group’s strategy.

Sustainability leadership

Our leadership in sustainability is regularly acknowledged and validated by a number of third party ratings and awards, including but not limited to being:

•    Assessed as the most sustainable bank globally in the 2016 Dow Jones Sustainability Indices (DJSI) achieving the Group’s highest ever score of 95. Westpac has been among the global banking sector leaders annually for 15 years in a row, including being the top ranked bank nine times, most recently for three consecutive years from 2014 to 2016;

•    Assigned a Gold Class ranking in the RobecoSAM Sustainability Yearbook for 2017, released in January 2017; and

•    Included in the 2016 CDP1 Climate A list, reflecting the Group’s achievement of the highest possible CDP score for its response to climate change. This puts Westpac among the top 9% of companies globally to receive this recognition.

Sustainability objectives

Our 2013-2017 Sustainability Strategy sets out the following three priority areas:

•             Embracing societal change: helping improve the way people work and live, as our society changes;

•             Environmental solutions: helping find solutions to environmental challenges; and

•             Better financial futures: helping customers to have a better relationship with money, for a better life.

These areas are supported by measurable objectives, which are regularly tracked and reported. The following table provides a summary of First Half 2017 progress against those objectives and their targets.

For further detail on our strategy and 2016 performance, please see our 2016 Annual Review and Sustainability Report and 2016 Sustainability Performance Report. During the half, work continued on refreshing and resetting our strategic objectives post-2017, in addition to revising our Climate Change Position Statement and 2020 Action Plan.

[1] Formerly the Carbon Disclosure Project.

Westpac Group 2017 Interim Financial Results Announcement | 39

2017 Interim financial results
Review of Group operations

Performance against sustainability objectives1

Priority	Objectives	First Half 2017 progress
Help improve the way people work and live, as our society changes	Ensure our workforce is representative of the community

●           Increasing to 49%, up from 46% one year ago, the proportion of leadership roles held by women moved closer to our 2017 target of 50%;

●           Recruited an additional 76 people who identify as Aboriginal and/or Torres Strait Islander, bringing cumulative total to 366 recruited against our goal of 500 by 2017; and

●           Participation of mature aged workers (aged 50+) is 22.0%, up from 21.2% one year ago.

Extend length and quality of working lives

●           Mean employee retirement age was 60.9 years, down compared to one year ago and up over the past six months; and

●           Workplace wellbeing, as measured by the WorkAbility Index, improved during the 2016 calendar year.

	Anticipate the future product and service needs of ageing and culturally diverse customers	● Increased convenience for multi-cultural customers by enabling foreign currency accounts in core currencies to be opened via Westpac Live online banking.
Help find solutions to environmental challenges	Provide products and services to help customers adapt to environmental challenges	● Since 2013 launched eight unique products/services, including the January 2017 issuance of a Westpac Green Bond.
	Increase lending and investment in CleanTech and environmental services	● Increased committed exposure to the Cleantech and environmental services sector, taking total committed exposure to more than $6.7 billion and more than 12% ahead of our 2017 target.
Reduce our environmental footprint

●           Maintained carbon neutral status and on track for a reduction of more than 15% in office paper consumption in 2017;

●           Achieved power usage effectiveness target of 1.6 across Australian data centres during First Half 2017;

●           Continued electricity usage reduction in commercial and retail sites, on track to meet our target in 2017; energy efficiency of our portfolio at 170 kWh/m2 for First Half 2017; and

●           Recycling rates of 73% and water consumption of 64,908 kL in Sydney head offices for First Half 2017.

Help customers to have a better relationship with money, for a better life	Ensure all our customers have access to the right advice to achieve a secure retirement	● BT Advice customer satisfaction rating was 4.9 for First Half 2017, meeting our target of 4.9 out of 5.
Help our customers meet their financial goals in retirement

●           Launched sustainability scoring on BT Invest and BT Panorama platforms allowing advisers and their customers the ability to review how their investments fare on environmental, social and governance (ESG) factors; and

●    The proportion of Group customers with Group superannuation was 7.8%, remaining steady compared to Full Year 2016.

Increase access to financial services in the Pacific[2]

●           Met 2017 target ahead of schedule for the number of 300,000 Choice Basic banking customers in our Pacific operations. There were over 140,000 mobile banking activations as at 31 March 2017, on track to meet the 2017 target. In-store transactional volumes were over 139,000 against a 2017 target that is more aspirational than last financial year.

	Help people gain access to social and affordable housing and services	● Lending to the social and affordable housing sector increased to $1.24 billion over the six months to 31 March 2017, up from $1.05 billion a year ago.

[1]           All results as at 31 March 2017 except environmental footprint and Group customers with Group superannuation are as at 31 December 2016.

[2]           Includes operations in Fiji and PNG only since sale of operations across Cook Islands, Samoa and Tonga in July 2015, Solomon Islands in October 2015 and Vanuatu in July 2016.

40 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Divisional results

3.0                              Divisional results

Divisional results are presented on a management reporting basis.

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as ‘cash earnings’. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.

Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

To determine cash earnings, three categories of adjustments are made to reported results:

•             Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

•             Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

•             Accounting reclassifications between individual line items that do not impact reported results.

In presenting divisional results on a management reporting basis, internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative periods have been revised and may differ from results previously reported.

Our internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and business unit alignment, tailored to the jurisdictions in which we operate. Transfer pricing allows us to measure the relative contribution of our products and divisions to the Group’s net interest margin, and other dimensions of performance. Key components of our transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk, and allocation of basis and contingent liquidity costs, including capital allocation.

The Group has completed an update to its capital allocation framework. The update improves the alignment of capital held by divisions with regulatory capital requirements. The change has led to more capital being allocated to WIB, Westpac New Zealand and Group Businesses with less capital allocated to CB, BB and BTFG. Divisional results have been restated to ensure comparability with 2017 results.

The capital allocation change impacts divisional financials including net interest income as each division earns interest on capital held. Importantly, the change has no impact on Westpac Group’s reported results, cash earnings or any of the Group’s performance metrics.

The discussion of our divisional results and certain data in Sections 3 and 5 are presented on a cash earnings basis, unless otherwise stated. Cash earnings are not directly comparable to statutory results presented in other parts of this Interim Financial Results Announcement.

Westpac Group 2017 Interim Financial Results Announcement | 41

2017 Interim financial results
Divisional results

3.1                              Consumer Bank

Consumer Bank (CB) is responsible for sales and service to consumer customers in Australia under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through a dedicated team of specialist consumer relationship managers along with an extensive network of branches, call centres and ATMs. Customers are also supported by a range of internet and mobile banking solutions. CB also works in an integrated way with BTFG and WIB in the sales and service of select financial services and products including in wealth and foreign exchange. The revenue from these products is mostly retained by the product originators.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Net interest income	3,631	3,619	3,556	-	2
Non-interest income	424	434	416	(2)	2
Net operating income before operating expenses
and impairment charges	4,055	4,053	3,972	-	2
Operating expenses	(1,629)	(1,633)	(1,637)	-	-
Profit before impairment charges and income tax expense	2,426	2,420	2,335	-	4
Impairment charges	(267)	(223)	(269)	20	(1)
Operating profit before tax	2,159	2,197	2,066	(2)	5
Tax and non-controlling interests	(648)	(658)	(621)	(2)	4
Cash earnings	1,511	1,539	1,445	(2)	5
Cash earnings adjustments	(58)	(58)	(58)	-	-
Net profit after tax	1,453	1,481	1,387	(2)	5
Operating expenses to net operating income
ratio (cash earnings basis)	40.2%	40.3%	41.2%	(12bps)	(104bps)

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$bn	2017	2016	2016	Sept 16	Mar 16
Deposits
Term deposits	55.1	54.6	47.7	1	16
Other	130.8	126.0	126.3	4	4
Total deposits	185.9	180.6	174.0	3	7
Net loans
Mortgages	339.0	331.4	320.4	2	6
Other	14.1	14.3	14.2	(1)	(1)
Provisions	(0.9)	(0.9)	(0.9)	-	-
Total net loans	352.2	344.8	333.7	2	6
Total assets	359.3	351.5	340.4	2	6

42 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Divisional results

Financial performance

First Half 2017 - Second Half 2016

Cash earnings of $1,511 million, was 2% lower than Second Half 2016, largely from a 20% increase in impairment charges. Profit before impairment charges and income tax expense was little changed with growth in the number of customers along with higher lending and deposits offset by lower net interest margins.

Net interest income up $12 million, flat

●  Mortgages up 2% with other personal lending little changed; partly offset by

●  Deposits up 3% with growth spread across savings, transaction and mortgage offset accounts. Term deposit growth was a little lower; and

●  Net interest margin was 6 basis points lower from strong competition across mortgages and term deposits particularly in late 2016 and the first quarter of 2017. Wholesale funding costs were also higher. Net interest margin decline was partly offset by pricing changes in housing loans and deposits in First Half 2017.

Non-interest income down $10 million, 2%	● Decline was mostly due to reward program benefits reported in Second Half 2016 that were not repeated; partly offset by ● Higher revenue from improved volumes and some fee repricing.
Operating expenses down $4 million, flat

●  Improved efficiency from increased self-serve particularly on mobile and the closure of a net 26 branches, offsetting business as usual expense increases; partly offset by

●  Higher regulatory and compliance costs.

Impairment charges up $44 million, 20%

●  Asset quality remained sound, with stressed assets to TCE at 0.64%, however, impairment charges were higher due to increased other consumer delinquencies and from the larger portfolio; and

●  Other consumer loan 90+ day delinquencies were up 49 basis points over the half, from changes to hardship reporting (16 basis points), seasonality and some deterioration in those regions impacted by the mining slowdown. Mortgage 90+ day delinquencies were up 2 basis points due mostly to loans in Western Australia.

First Half 2017 - First Half 2016

5% rise in cash earnings due to balance sheet growth, disciplined expense management and improved productivity.

Net interest income up $75 million, 2%

●  6% increase in mortgages with other personal lending unchanged (down $0.1 billion); partly offset by

●  7% lift in deposits, including a 16% lift in term deposits; and

●  Net interest margin down 9 basis points from higher wholesale funding costs and intense competition across both lending and deposits, especially term deposits. These declines were partly offset by repricing of certain mortgages over the year.

Non-interest income up $8 million, 2%	● Higher revenue from portfolio growth and repricing initiatives, including the repricing of some exception fees. Growth was partly offset by lower redemption fees on credit card reward points.
Operating expenses down $8 million, flat

●  Completing the digitisation of the top 10 manual processes and increased self-serve using digital channels has enabled a net reduction of 37 branches since 31 March 2016; partly offset by

●  Investment related expenses were higher including increased amortisation and higher regulatory and compliance costs.

Impairment charges down $2 million, 1%

●  Impairment charges were little changed with the contribution from early cycle delinquencies (30+ day) largely offset by higher 90+ day delinquencies. The rise in 90+ day consumer delinquencies in both mortgages (up 14 basis points) and other consumer loans (up 35 basis points) was due to changes in the measurement and reporting of customers in hardship arrangements along with a deterioration in those regions impacted by the slowing mining investment cycle.

Westpac Group 2017 Interim Financial Results Announcement | 43

2017 Interim financial results
Divisional results

3.2        Business Bank

Business Bank (BB) is responsible for sales and service to micro, SME and commercial business customers for facilities up to approximately $150 million. The division operates under the Westpac, St.George, BankSA and Bank of Melbourne brands. Customers are provided with a wide range of banking and financial products and services to support their borrowing, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance, property finance and treasury. The division is also responsible for consumer customers with auto finance loans. BB works in an integrated way with BTFG and WIB in the sales and service of select financial services and products including corporate superannuation, foreign exchange and interest rate hedging. The revenue from these products is mostly retained by the product originators.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Net interest income	1,990	1,979	1,946	1	2
Non-interest income	567	555	549	2	3
Net operating income before operating expenses
and impairment charges	2,557	2,534	2,495	1	2
Operating expenses	(911)	(900)	(896)	1	2
Profit before impairment charges and income tax expense	1,646	1,634	1,599	1	3
Impairment charges	(205)	(206)	(204)	-	-
Operating profit before tax	1,441	1,428	1,395	1	3
Tax and non-controlling interests	(433)	(429)	(419)	1	3
Cash earnings	1,008	999	976	1	3
Cash earnings adjustments	(5)	(5)	(5)	-	-
Net profit after tax	1,003	994	971	1	3
Operating expenses to net operating income
ratio (cash earnings basis)	35.6%	35.5%	35.9%	11bps	(28bps)

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$bn	2017	2016	2016	Sept 16	Mar 16
Deposits
Term deposits	46.7	47.9	45.5	(3)	3
Other	65.3	62.7	60.7	4	8
Total deposits	112.0	110.6	106.2	1	5
Net loans
Mortgages	59.8	58.3	56.6	3	6
Business	86.6	86.8	84.4	-	3
Other	9.2	9.5	9.4	(3)	(2)
Provisions	(1.3)	(1.2)	(1.2)	8	8
Total net loans	154.3	153.4	149.2	1	3
Total assets	157.8	156.8	153.0	1	3

44 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Divisional results

Financial performance

First Half 2017 - Second Half 2016

Cash earnings of $1,008 million was $9 million or 1% higher than Second Half 2016. The result was supported by an increase in fee income, targeted loan growth, and efficiency gains from digitisation and simplification initiatives. Over the First Half 2017, the division grew its customer base by 1%.

Net interest income up $11 million, 1%

●  Loans up 1%, with growth in SME (up 3%) and in services industries, offset by a reduction in exposures to lower returning segments including commercial property and asset finance; partly offset by

●  1% rise in deposits primarily from transaction accounts. Term deposits were lower mostly from some customers being migrated to Private Wealth (in BTFG). The deposit to loan ratio increased 49 basis points to 72.6%; and

●  Net interest margin down 2 basis points from higher funding costs across both customer deposits (mostly term deposits) and wholesale funding. The decline was partly offset by increased asset spreads from some repricing and higher margins on new lending.

Non-interest income up $12 million, 2%	● Higher business line fees from repricing.
Operating expenses up $11 million, 1%

●  Most of the expense increase was due to higher technology and investment related costs;

●  Increases from business as usual costs have largely been offset by efficiencies achieved from realigning how customer segments are managed and served; and

●  These initiatives have been supported by further simplification and digitisation of processes, including:

-     increased customer self-serve using online;

-     increased the automation of annual customer reviews; and

-     further enhancements to the LOLA platform enabling a larger number of deals to be originated by the system.

Impairment charges down $1 million, flat

●  Impairment charges were flat as higher provisions for the rise in auto delinquencies and stress in some exposures were offset by improvement in provisions for other business lending;

●  Changes to reporting of hardship also increased delinquencies this half in the auto book; and

●  Credit quality remained sound, with stressed assets to total committed exposure of 2.32%. This is up 8 basis points in First Half 2017 due mostly to a rise in stress across the property, construction and manufacturing sectors.

First Half 2017 - First Half 2016

Cash earnings of $1,008 million up 3% compared to First Half 2016, supported by balance sheet growth, increased fee income and productivity improvements.

Net interest income up $44 million, 2%

●  Loans up 3% with growth in SME and in health, agriculture and services industries; partly offset by

●  Deposits up 5%, with growth concentrated in transaction accounts as the division focused on main banking relationships and payment solutions; and

●  Net interest margin was 2 basis points lower from higher funding costs with reduced deposit spreads and higher wholesale funding costs. Declines were partly offset by increased asset spreads, mostly from repricing.

Non-interest income up $18 million, 3%	● Higher business lending line fees from portfolio growth and repricing.
Operating expenses up $15 million, 2%

●  Increased investment spending led to most of the increase; and

●  Business as usual costs were largely offset by efficiency gains from digitisation of processes and streamlining in the division’s service model (including banker to customer ratios).

Impairment charges up $1 million, flat

●  Impairment charges were driven by lower auto finance delinquencies from improved collections, offset by a rise in stress in some commercial exposures; and

●  Credit quality remained sound, with absolute levels of stress remaining low.

Westpac Group 2017 Interim Financial Results Announcement | 45

2017 Interim financial results
Divisional results

3.3                              BT Financial Group (Australia)

BT Financial Group (Australia) (BTFG) is the Australian wealth management and insurance arm of the Westpac Group providing a broad range of associated services. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation, retirement products, wealth administration platforms, private banking, margin lending and equities broking. BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance. The division also uses third parties for the manufacture of certain general insurance products, as well as actively reinsuring its risk using external providers across all insurance classes. BTFG operates a range of wealth, funds management (including Ascalon which is a boutique incubator of emerging fund managers), and financial advice brands and operates under the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance.

BT Investment Management Limited (BTIM) is 29.0% owned by BTFG with the business being equity accounted from July 2015. BTFG works in an integrated way with all the Group’s Australian divisions in supporting the insurance and wealth needs of customers.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Net interest income	251	246	240	2	5
Non-interest income	894	945	963	(5)	(7)
Net operating income before operating expenses and impairment charges	1,145	1,191	1,203	(4)	(5)
Operating expenses	(578)	(595)	(565)	(3)	2
Profit before impairment charges and income tax expense	567	596	638	(5)	(11)
Impairment (charges) / benefits	(3)	2	(2)	large	50
Operating profit before tax	564	598	636	(6)	(11)
Tax and non-controlling interests	(167)	(178)	(188)	(6)	(11)
Cash earnings	397	420	448	(5)	(11)
Cash earnings adjustments	(10)	(16)	(16)	(38)	(38)
Net profit after tax	387	404	432	(4)	(10)
Operating expenses to net operating income ratio (cash earnings basis)	50.5%	50.0%	47.0%	52bps	351bps

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$bn	2017	2016	2016	Sept 16	Mar 16
Total assets	35.2	38.2	36.8	(8)	(4)
Funds Under Management (FUM)	55.1	48.4	46.4	14	19
Funds Under Administration (FUA)	136.4	130.8	123.3	4	11

46 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Divisional results

Financial performance

First Half 2017 - Second Half 2016

Cash earnings of $397 million, was $23 million or 5% lower than Second Half 2016. While the business grew with higher funds, increased insurance premiums and lower expenses, earnings were offset by the impact of Cyclone Debbie, a reduction in fund margins and a lower Ascalon contribution.

Net interest income up $5 million, 2%

●  Balance sheet growth primarily in Private Wealth with deposits up 12% and loans up 4%, including some customers migrating from the Business Bank; and

●  Net interest margin up, as repricing of mortgages more than offset reduced deposit spreads.

Non-interest income down $51 million, 5%

●  Funds Management contribution down $21 million (or 3%):

-  FUM and FUA income down $11 million with growth in average FUM and FUA (up 5% and 3% respectively) more than offset by margin compression. Lower fund margins were due to product mix changes including the migration of customers from legacy products to lower fee MySuper products;

-  Advice income was $8 million lower with industry activity remaining low; and

-  The Ascalon contribution was down $5 million; partly offset by

-  Higher contribution from BTIM;

●  Insurance income was $38 million (or 15%) lower:

-  General insurance income was $56 million lower, mostly due to higher claims, including from the impact of Cyclone Debbie ($37 million); partly offset by

-  Life insurance income was $11 million higher supported by a 6% increase in in-force premiums and stable loss rates. Lapse experience improved over the period; and

-  LMI contribution was higher mostly due to the arrangements with Arch Reinsurance Limited for the reinsurance of high LVR mortgages; and

●  Partly offsetting this was improved returns on capital and lower costs of hedging life insurance reserves.

Operating expenses down $17 million, 3%

●  Productivity benefits largely offset business as usual costs and higher investment spending. Savings included benefits from changes to the operating model including centralising certain activities;

●  Investment related spending was a little higher as key elements of the Panorama platform went live and software amortisation increased. Regulatory costs also remained high; and

●  Operating expenses tend to be seasonally higher in the second half of the year (end of financial year processing) which partly explains the lower costs in First Half 2017.

First Half 2017 – First Half 2016

Cash earnings 11% lower, mostly from higher claims (the impact of Cyclone Debbie), lower Advice income and higher regulatory and compliance costs.

Net interest income up $11 million, 5%

●  Balance sheet growth primarily in Private Wealth with deposits up 24% and loans up 7%; offset by

●  Net interest margin was down 1 basis point, mostly due to a reduction in deposit spreads, partly offset by higher lending spreads from repricing.

Non-interest income down $69 million, 7%

●  Funds Management contribution down $21 million:

-  Advice income lower as regulatory/compliance impact contributed to reduced referrals;

-  FUM and FUA revenue down $11 million from product mix changes. These declines more than offset the increase in revenue from higher average FUM and FUA balances (both up 7%); and

-  Ascalon income was $3 million lower due to performance and foreign exchange translation impacts.

●  Insurance income down $59 million (or 22%):

-  General insurance income was $52 million lower mostly from higher claims, in particular Cyclone Debbie. Partly offsetting this was higher earned premiums (up 1%) from repricing and improved retention; and

-  Life insurance income down 11% as the benefits from repricing were offset by higher claims; partly offset by

-  LMI contribution was higher mostly due to the arrangements with Arch Reinsurance Limited; and

●  Partly offsetting this was improved returns on capital mostly related to lower hedging costs.

Operating expenses up $13 million, 2%

●  Increased investment (including costs associated with launching new functionality in Panorama) and higher regulatory and compliance spend added to costs; and

●  This growth was partly offset by productivity benefits.

Westpac Group 2017 Interim Financial Results Announcement | 47

2017 Interim financial results
Divisional results

3.3.1                   Funds Management business

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Net interest income	244	240	234	2	4
Non-interest income	646	667	667	(3)	(3)
Net operating income before operating expenses and impairment charges	890	907	901	(2)	(1)
Operating expenses	(529)	(542)	(525)	(2)	1
Profit before impairment charges and income tax expense	361	365	376	(1)	(4)
Impairment (charges) / benefits	(1)	2	(2)	(150)	(50)
Operating profit before tax	360	367	374	(2)	(4)
Tax and non-controlling interests	(106)	(109)	(112)	(3)	(5)
Cash earnings	254	258	262	(2)	(3)
Cash earnings adjustments	(10)	(16)	(16)	(38)	(38)
Net profit after tax	244	242	246	1	(1)
Operating expenses to net operating income ratio (cash earnings basis)	59.4%	59.8%	58.3%	(32bps)	117bps

Movement of FUM/FUA

	As at					As at	As at	% Mov’t	% Mov’t
	March			Net	Other	Sept	March	Mar 17 -	Mar 17 -
$bn	2017	Inflows	Outflows	Flows	Mov’t1	2016	2016	Sept 16	Mar 16
Retail[2]	17.5	0.8	(1.0)	(0.2)	0.6	17.1	16.7	2	5
Institutional	2.3	0.4	(0.3)	0.1	0.1	2.1	2.0	10	15
Wholesale	35.3	7.2	(2.3)	4.9	1.2	29.2	27.7	21	27
Total FUM	55.1	8.4	(3.6)	4.8	1.9	48.4	46.4	14	19
Wrap	111.0	11.2	(11.0)	0.2	4.3	106.5	100.1	4	11
Corporate Super	21.4	1.3	(1.2)	0.1	0.8	20.5	19.6	4	9
Other[3]	4.0	-	-	-	0.2	3.8	3.6	5	11
Total FUA	136.4	12.5	(12.2)	0.3	5.3	130.8	123.3	4	11

Market share in key Australian wealth products are displayed below.

Current Australian market share[4]	Market
Product	share	Rank
Platforms (includes Wrap and Corporate Super)	19.0%	1
Retail (excludes Cash)	18.1%	1
Corporate Super	14.4%	3

3.3.2                   Insurance business

The Insurance business result includes the Westpac and St.George Life Insurance, General Insurance and Lenders Mortgage Insurance (LMI) businesses.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Net interest income	5	3	2	67	150
Non-interest income	214	252	273	(15)	(22)
Net operating income before operating expenses and impairment charges	219	255	275	(14)	(20)
Operating expenses	(46)	(45)	(43)	2	7
Profit before impairment charges and income tax expense	173	210	232	(18)	(25)
Impairment (charges) / benefits	(2)	-	-	-	-
Operating profit before tax	171	210	232	(19)	(26)
Tax and non-controlling interests	(52)	(63)	(70)	(17)	(26)
Cash earnings	119	147	162	(19)	(27)
Cash earnings adjustments	-	-	-	-	-
Net profit after tax	119	147	162	(19)	(27)
Operating expenses to net operating income ratio (cash earnings basis)	21.0%	17.6%	15.6%	335bps	large

1 Other movement includes market movement and other client transactions including fund transfers, account fees and distributions.

2 Retail includes Annuities, Retail Investment, Retirement Products and Retail Superannuation.

3 Other includes Capital and Reserves.

4 Market share FUM / FUA based on published market share statistics from Strategic Insight as at 31 December 2016 and represents the addition of St.George Wealth and BT Wealth business market share at this time.

48 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Divisional results

Cash earnings				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Life Insurance	78	68	88	15	(11)
General Insurance	18	60	57	(70)	(68)
Lenders Mortgage Insurance	23	19	17	21	35
Total cash earnings	119	147	162	(19)	(27)

Insurance key metrics

Life Insurance in-force premiums				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Life Insurance in-force premiums at start of period	973	927	892	5	9
Sales / New Business[1]	122	120	93	2	31
Lapses	(65)	(74)	(58)	(12)	12
Life Insurance in-force premiums at end of period	1,030	973	927	6	11

Claims ratios[2] for Insurance Business				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
(%)	March 17	Sept 16	March 16	Sept 16	Mar 16
Life Insurance	38	38	34	31bps	large
General Insurance	71	49	50	large	large
Lenders Mortgage Insurance	7	17	10	large	(299bps)

Gross written premiums				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
General Insurance gross written premium	250	258	245	(3)	2
Lenders Mortgage Insurance gross written premium[3]	141	154	133	(8)	6

Current Australian market share[4]	Market
Product	share	Rank
Life insurance - in-force	10.4%	5
Life insurance - new business	11.6%	5

1 Sales/New Business in First Half 2017 includes a methodology change for the calculation of premium discounts, creating a one off increase of $32 million. This has no impact on earned premiums. Adjusting for this change, in-force premiums growth on Second Half 2016 is 3% and growth on First Half 2016 is 8%.

2 Claims ratios are claims over earned premium plus reinsurance rebate plus exchange commission. General Insurance claims ratios have been calculated to align with industry standards and exclude internal commission payments from earned premiums.

3 LMI gross written premium includes loans >90% LVR reinsured with Arch Reinsurance Limited. First Half 2017 gross written premium includes $107 million from the arrangement (Second Half 2016: $125 million, First Half 2016: $102 million).

4 Source: Life Insurance – Strategic Insight December 2016.

Westpac Group 2017 Interim Financial Results Announcement | 49

2017 Interim financial results
Divisional results

3.4                              Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions. Customers are supported throughout Australia as well as branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB is also responsible for Westpac Pacific currently providing a range of banking services in Fiji and PNG. WIB works in an integrated way with all the Group’s divisions in the provision of more complex financial needs including across foreign exchange and fixed interest solutions.

				% Mov’t	% Mov’t
$m	Half Year March 17	Half Year Sept 16	Half Year March 16	Mar 17 - Sept 16	Mar 17 - Mar 16
Net interest income	743	784	790	(5)	(6)
Non-interest income	957	721	815	33	17
Net operating income before operating expenses and impairment charges	1,700	1,505	1,605	13	6
Operating expenses	(657)	(678)	(669)	(3)	(2)
Profit before impairment charges and income tax expense	1,043	827	936	26	11
Impairment (charges) / benefits	(64)	1	(178)	large	(64)
Operating profit before tax	979	828	758	18	29
Tax and non-controlling interests	(279)	(243)	(237)	15	18
Cash earnings	700	585	521	20	34
Cash earnings adjustments	-	-	-	-	-
Net profit after tax	700	585	521	20	34
Operating expenses to net operating income ratio (cash earnings basis)	38.6%	45.0%	41.7%	large	(303bps)

	As at	As at	As at	% Mov’t	% Mov’t
$bn	31 March 2017	30 Sept 2016	31 March 2016	Mar 17 - Sept 16	Mar 17 - Mar 16
Deposits	93.8	88.4	83.4	6	12
Net loans
Loans	72.0	74.4	76.0	(3)	(5)
Provisions	(0.5)	(0.6)	(0.6)	(17)	(17)
Total net loans	71.5	73.8	75.4	(3)	(5)
Total assets	103.8	110.4	124.1	(6)	(16)
Funds under management	11.3	10.2	9.6	11	18

Revenue contribution

				% Mov’t	% Mov’t
$m	Half Year March 17	Half Year Sept 16	Half Year March 16	Mar 17 - Sept 16	Mar 17 - Mar 16
Lending and deposit revenue	801	807	804	(1)	-
Markets, sales and fee income	513	425	512	21	-
Total customer revenue	1,314	1,232	1,316	7	-
Derivative valuation adjustments	19	10	2	90	large
Trading revenue	246	84	144	193	71
Hastings	30	62	25	(52)	20
Other[1]	91	117	118	(22)	(23)
Total WIB revenue	1,700	1,505	1,605	13	6

1 Includes capital benefit.

50 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Divisional results

Financial performance

First Half 2017 - Second Half 2016

Cash earnings of $700 million was $115 million, or 20%, higher than Second Half 2016, reflecting strong markets and trading performance.

Net interest income down $41 million, 5%

●  3% reduction in loans from continued disciplined balance sheet management;

●  Deposits up 6% from institutional and government clients; partly offset by

●  Net interest margin up 1 basis point to 1.77% reflecting disciplined new deal pricing.

Non-interest income up $236 million, 33%

●  Increased performance in Financial Markets in both customer and trading revenue;

●  Customer revenue was higher reflecting some larger transactions in First Half 2017; and

●  Trading income improved across fixed income, foreign exchange and commodities; partly offset by

●  Lower Hastings performance fees, which typically occur in the second half of the year.

Operating expenses down $21 million, 3%

●  Continued focus on disciplined expense management, productivity initiatives and lower investment in Asia contributed to the reduction in operating expenses; and

●  Second Half 2016 also included costs associated with implementing the new operating model which were not repeated.

Impairment charges of $64 million, up $65 million

●  Increase in individually assessed provisions from new impairments was partially offset by a reduction in collectively assessed provisions due to a decrease in stressed assets; and

●  Asset quality remained sound with both impaired assets and stressed assets lower in First Half 2017. Impaired assets were lower due to the work-out of some facilities.

First Half 2017 – First Half 2016

Cash earnings of $700 million, up 34% compared to First Half 2016, supported by higher trading income and a $114 million improvement in impairments.

Net interest income down $47 million, 6%

●  5% reduction in loans reflecting relatively subdued conditions for institutional lending and disciplined balance sheet management; and

●  Deposits up 12% with growth in transaction accounts and term deposits; partly offset by

●  Net interest margin up 5 basis points to 1.77%, reflecting disciplined pricing across loans and deposits.

Non-interest income up $142 million, 17%	● Financial Markets trading income was higher from fixed income and commodities.
Operating expenses down $12 million, 2%	● Benefits from disciplined expense management and productivity initiatives were partly offset by higher regulatory and compliance costs.
Impairment charges down $114 million, 64%

●  First Half 2016 impairment charge of $178 million, included provisions for the downgrade of a small number of individual names; and

●  Asset quality sound, with the ratio of impaired assets to TCE more than halving over the year.

Westpac Group 2017 Interim Financial Results Announcement | 51

2017 Interim financial results
Divisional results

3.5        Westpac New Zealand

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (New Zealand Branch), which is incorporated in Australia. Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. Westpac New Zealand also has its own infrastructure, including technology, operations and treasury. All figures are in New Zealand dollars (NZ$).

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
NZ$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Net interest income	838	876	849	(4)	(1)
Non-interest income	240	239	243	-	(1)
Net operating income before operating expenses
and impairment charges	1,078	1,115	1,092	(3)	(1)
Operating expenses	(468)	(462)	(457)	1	2
Profit before impairment charges and income tax expense	610	653	635	(7)	(4)
Impairment benefit / (charges)	36	(50)	(9)	(172)	large
Operating profit before tax	646	603	626	7	3
Tax and non-controlling interests	(184)	(169)	(174)	9	6
Cash earnings	462	434	452	6	2
Cash earnings adjustments	(7)	4	(2)	large	large
Net profit after tax	455	438	450	4	1
Operating expenses to net operating income
ratio (cash earnings basis)	43.4%	41.4%	41.8%	198bps	156bps

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
NZ$bn	2017	2016	2016	Sept 16	Mar 16
Deposits
Term deposits	27.8	29.2	25.1	(5)	11
Other	29.0	28.3	29.8	2	(3)
Total deposits[1]	56.8	57.5	54.9	(1)	3
Net loans
Mortgages	46.2	45.1	43.4	2	6
Business	28.6	28.4	26.6	1	8
Other	2.1	2.0	2.1	5	-
Provisions	(0.4)	(0.4)	(0.4)	-	-
Total net loans	76.5	75.1	71.7	2	7
Total assets	87.1	86.0	81.2	1	7
Funds under management	7.7	7.5	7.0	3	10
Funds under administration	2.0	2.0	2.0	-	-

[1] Total deposits in this table refer to total customer deposits.

52 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Divisional results

Financial performance (NZ$)

First Half 2017 - Second Half 2016

Cash earnings up 6% to NZ$462 million, with an impairment benefit of $36 million, from write-back and recoveries, more than offsetting the 7% decline in Profit before impairment charges and income tax expense.

Net interest income down $38 million, 4%

●  Deposits down 1% mostly in term deposits, partly offset by an increase in transaction accounts, as the business focused on returns; and

●  Net interest margin 17 basis points lower from increased competition for deposits, particularly longer dated term deposits. Contributing to the decline was lower mortgage break fees
($2 million) and a one-off impact from a faster amortisation of deferred mortgage costs (leading to a $10 million adjustment); partly offset by

●  Average interest earning assets up 4% with loan growth of 2% and a 1% rise in third party liquid assets. Most growth in lending was from mortgages; and

●  Repricing of mortgages and selected business loans partly offset the higher cost of funds.

Non-interest income up $1 million, flat

●  Flat outcome reflects:

-  Higher investments revenue (supported by a 3% increase in FUM), a rise in institutional fee income and higher cards income; and

-  These gains were offset by lower insurance revenue from higher claims and from lower banking fees following a review which resulted in some fees being removed.

Operating expenses up $6 million, 1%

●  A $10 million increase in investment spending associated with the division’s transformation program; partly offset by

●  Productivity benefits, including from branch closures, offset business as usual cost increases. A net 19 branches were closed in First Half 2017 contributing to a 153 reduction in FTE.

Impairment benefit of $36 million. Movement of $86 million

●  Asset quality improved with stressed assets to total committed exposure reducing 13 basis points to 2.41%. Decline was due to a reduction of stress in the dairy sector (following improved milk prices) and the work out (and write-back) of one larger impaired facility. This was reflected in the $36 million impairment benefit; partly offset by

●  Consumer delinquencies were higher mostly due to seasonal trends off a very low base; and

●  Second Half 2016 impairments were also higher from the fall in the milk price which led to a number of customers being classified as stressed. While the milk price has risen, a sustained improvement in the business performance needs to be demonstrated before facilities are returned to fully performing.

First Half 2017 – First Half 2016

Cash earnings up 2% to NZ$462 million, with an impairment benefit of $36 million, from write-back and recoveries, more than offsetting the 4% decline in Profit before impairment charges and income tax expense.

Net interest income down $11 million, 1%

●  3% lift in deposits, including an 11% increase in term deposits and 14% rise in transaction accounts; and

●  Net interest margin 22 basis points lower from increased competition for deposits, particularly longer dated term deposits. Also contributing to the decline was the one-off impact from faster amortisation of deferred mortgage costs ($4 million) and lower fixed rate break fees ($12 million); partly offset by

●  6% increase in mortgages, 8% increase in business lending; and

●  Repricing of mortgages partly offset the net interest margin decline.

Non-interest income down $3 million, 1%

●  Decline was mostly due to an investment revaluation gain in First Half 2016 ($5 million);

●  Banking fees were lower following the elimination of certain fees; partly offset by

●  Increased cards income and higher investments revenue; and

●  Customers with a wealth product was 28.6% (up from 28.3%).

Operating expenses up $11 million, 2%

●  The increase was principally due to investment in the division’s transformation program; partly offset by

●  Productivity savings offset business as usual cost increases, including from a net reduction of 20 branches since 31 March 2016.

Impairment benefit of $36 million. Movement of $45 million

●  The impairment benefit reflects the work-out and write-back of one large facility combined with the improved outlook for the dairy industry; and

●  Asset quality has remained sound. Consumer 90+ day delinquencies continue to be at cyclical lows and impaired assets were lower. Stressed assets to total committed exposure were higher due to the review of the dairy portfolio in 2016.

Westpac Group 2017 Interim Financial Results Announcement | 53

2017 Interim financial results
Divisional results

3.5.1     Westpac New Zealand division performance (A$ Equivalent)

Westpac New Zealand operations provide banking, wealth and insurance products and services to New Zealand consumer, business and institutional customers. The New Zealand wealth business includes New Zealand Life Company and BT New Zealand. Results for the First Half 2017, Second Half 2016 and First Half 2016 have been converted into Australian dollars (A$) at the average exchange rates for each reporting period. The average exchange rates for the reporting periods are: NZ$1.0599, NZ$1.0643 and NZ$1.0841 respectively.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Net interest income	790	824	782	(4)	1
Non-interest income	227	224	225	1	1
Net operating income before operating expenses
and impairment charges	1,017	1,048	1,007	(3)	1
Operating expenses	(443)	(434)	(422)	2	5
Profit before impairment charges and income tax expense	574	614	585	(7)	(2)
Impairment charges	35	(46)	(8)	(176)	large
Operating profit before tax	609	568	577	7	6
Tax and non-controlling interests	(174)	(159)	(161)	9	8
Cash earnings	435	409	416	6	5
Cash earnings adjustments	(7)	4	(2)	large	large
Net profit after tax	428	413	414	4	3
Operating expenses to net operating income
ratio[1] (cash earnings basis)	43.4%	41.4%	41.8%	198bps	156bps

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$bn	2017	2016	2016	Sept 16	Mar 16
Deposits[2]	51.9	54.9	49.5	(5)	5
Net loans	70.0	71.7	64.6	(2)	8
Total assets	79.6	82.1	73.3	(3)	9
Funds under management	7.1	7.1	6.3	-	13
Funds under administration	1.8	2.0	1.8	(10)	-

[1] Ratios calculated using NZ$. [2] Deposits refer to total customer deposits.

54 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Divisional results

3.6        Group Businesses

This segment comprises:

●    Group items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of the Group’s operating segments, earnings from non-core asset sales and certain other head office items such as centrally raised provisions;

●    Treasury which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk (excluding Westpac New Zealand), within set risk limits;

●    Group Technology1 which comprises functions responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration; and

●    Core Support2, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal and human resources.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Net interest income	288	243	339	19	(15)
Non-interest income	(19)	10	(2)	large	large
Net operating income before operating expenses
and impairment charges	269	253	337	6	(20)
Operating expenses	(265)	(239)	(230)	11	15
Profit before impairment charges and income tax expense	4	14	107	(71)	(96)
Impairment (charges) / benefits	11	15	(6)	(27)	large
Operating profit before tax	15	29	101	(48)	(85)
Tax and non-controlling interests	(49)	(63)	(3)	(22)	large
Cash earnings	(34)	(34)	98	-	(135)
Cash earnings adjustments	(30)	(99)	(122)	(70)	(75)
Net profit after tax	(64)	(133)	(24)	(52)	167

Treasury				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Net interest income	254	241	246	5	3
Non-interest income	3	9	13	(67)	(77)
Net operating income before operating expenses
and impairment charges	257	250	259	3	(1)
Cash earnings	161	164	165	(2)	(2)
Cash earnings adjustments	(50)	(18)	(123)	178	(59)
Net profit after tax	111	146	42	(24)	164

Treasury Value at Risk (VaR)[3]

$m		Average	High	Low
Six months ended 31 March 2017		43.6	56.4	31.4
Six months ended 30 September 2016		41.1	53.7	29.5
Six months ended 31 March 2016		38.7	44.4	34.9

[1]    Costs are fully allocated to other divisions in the Group.

[2]    Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

3    VaR includes trading book and banking book exposures. The banking book component includes interest rate risk, credit spread risk in liquid assets and other basis risks as used for internal management purposes.

Westpac Group 2017 Interim Financial Results Announcement | 55

2017 Interim financial results
Divisional results

Financial performance

First Half 2017 – Second Half 2016

Cash earnings were unchanged in the half.

Net operating income up $16 million, 6%

●  Net interest income increased $45 million from lower funding costs and a slightly higher Treasury result, partly offset by;

●  Non-interest income decreased $29 million largely due to the impact of hedging New Zealand earnings.

Operating expenses up $26 million, 11%	● Higher operating expenses primarily from an increase in employee provisions, costs associated with Westpac’s 200 year activities and lower GST recoveries.
Impairment benefits down $4 million, 27%	● Impairment benefit of $11 million was due to a reduction in the centrally held economic overlay provision primarily related to the automotive and mining sectors.
Tax and non-controlling interests down $14 million, 22%	● Group Businesses effective tax rate is higher than the Australian company tax rate of 30%, mostly due to the impact of hybrid distributions that are not deductible for taxation purposes.

First Half 2017 – First Half 2016

Cash earnings decreased $132 million from lower net operating income including the impact of lower interest rates on centrally held capital, a higher tax expense and increased operating expenses.

Net operating income down $68 million, 20%	● Net operating income decreased from the impact of lower interest rates on centrally held capital and reduced impact from hedging New Zealand earnings.
Operating expenses up $35 million, 15%

●  Higher operating expenses primarily from an increase in employee provisions, lower GST recoveries, costs associated with Westpac’s 200 year activities and higher regulation and compliance related costs.

Impairment benefits, $17 million movement	● Impairment benefit increased $17 million due to the $11 million reduction in the centrally held economic overlay provision, compared to a $6 million increase in First Half 2016.
Tax and non-controlling interests up $46 million	● Income tax expense and non-controlling interests increased $46 million, as First Half 2016 benefitted from the finalisation of prior period taxation matters.

56 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial report
Table of contents

4.0	Interim financial report 2017
4.1	Directors’ report		58
4.2	Consolidated income statement		75
4.3	Consolidated statement of comprehensive income		76
4.4	Consolidated balance sheet		77
4.5	Consolidated statement of changes in equity		78
4.6	Consolidated cash flow statement		79
4.7	Notes to the consolidated financial statements		80
	Note 1	Basis of preparation	80
	Note 2	Segment reporting	81
	Note 3	Net interest income	85
	Note 4	Non-interest income	86
	Note 5	Operating expenses	87
	Note 6	Income tax	88
	Note 7	Earnings per share	89
	Note 8	Average balance sheet and interest rates	90
	Note 9	Loans	91
	Note 10	Provisions for impairment charges	92
	Note 11	Credit quality	93
	Note 12	Deposits and other borrowings	95
	Note 13	Fair values of financial assets and liabilities	96
	Note 14	Contingent liabilities, contingent assets and credit commitments	102
	Note 15	Shareholders’ equity	103
	Note 16	Notes to the consolidated cash flow statement	106
	Note 17	Subsequent events	107
4.8	Statutory statements		108

Westpac Group 2017 Interim Financial Results Announcement | 57

2017 Interim financial report
Directors’ report

4.0     Interim financial report 2017

4.1     Directors’ report

The Directors of Westpac present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as ‘the Group’) for the half year ended 31 March 2017.

Directors

The names of the Directors of Westpac holding office at any time during, and since the end of, the half year and the period for which each has served as a Director are set out below:

Name	Position
Lindsay Maxsted	Chairman since December 2011 and Director since March 2008.
Brian Hartzer	Managing Director & Chief Executive Officer since February 2015.
Elizabeth Bryan AM	Retired in December 2016. Director from November 2006.
Ewen Crouch AM	Director since February 2013.
Alison Deans	Director since April 2014.
Craig Dunn	Director since June 2015.
Robert Elstone	Director since February 2012.
Peter Hawkins	Director since December 2008.
Peter Marriott	Director since June 2013.

Review and results of the Group’s operations during the half year

Net profit attributable to owners of Westpac Banking Corporation for First Half 2017 was $3,907 million, an increase of $206 million or 6% compared to First Half 2016. Features of this result included a $296 million or 3% increase in net operating income before operating expenses and impairment charges, a $65 million or 1% increase in operating expenses and a $174 million or 26% decrease in impairment charges.

Net interest income increased $136 million or 2% compared to First Half 2016, with total loan growth of 4%, primarily from Australian housing which grew 6%. Reported net interest margin decreased 4 basis points to 2.05%. Interest spread reduced as asset repricing lagged increases in cost of funds, particularly in Consumer Bank and Westpac New Zealand and due to the impact of lower interest rates.

Non-interest income increased $160 million or 5% compared to First Half 2016 primarily due to an increase in markets related income which was partially offset by lower insurance income.

Operating expenses increased $65 million or 1% compared to First Half 2016. The rise in operating expenses includes annual salary and rental increases, higher technology expenses related to the Group’s investment program and higher regulatory and compliance related costs. These increases were partially offset by productivity benefits and reduced professional and processing services costs.

Impairment charges decreased $174 million or 26% compared to First Half 2016. Overall asset quality remained sound, with stressed exposures as a percentage of total committed exposures at 1.14%. The decrease in impairment charges was primarily due to significantly lower single name provisions as additional provisioning was required in First Half 2016, following the downgrade of a small number of institutional customers to impaired.

The effective tax rate of 30.7% in First Half 2017 was higher than the First Half 2016 effective tax rate of 29.2% as First Half 2016 benefitted from the finalisation of some prior period taxation matters.

The Board has determined an interim dividend of 94 cents per share, unchanged compared to the interim dividend determined for First Half 2016.  The interim dividend is fully franked.

A review of the operations of the Group and its divisions and their results in the half year ended 31 March 2017 is set out in Section 2 of this Interim Financial Results Announcement and in ‘Risk factors’, which forms part of the Directors’ Report.

Further information about our financial position and financial results is included in the financial statements, which form part of the Interim financial report.

58 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial report
Directors’ report

Significant developments

Corporate significant developments

House of Representatives Standing Committee on Economics’ Review of the Four Major Banks and other reviews

On 16 September 2016, the Chairman of the House of Representatives Standing Committee on Economics announced that the Committee had commenced its Review of the Four Major Banks (Parliamentary Review). The terms of reference for the Parliamentary Review are wide-ranging, with one area of focus being how individual banks and the industry as a whole are responding to issues identified through other inquiries, including through the Australian Bankers’ Association (ABA) action plan. Westpac attended the first public hearing of the Parliamentary Review on 6 October 2016.

The first report of the Parliamentary Review was published on 24 November 2016 and contained a number of recommendations, including:

●       that a new banking tribunal be created;

●       that a new regime for executive accountability be introduced;

●       that banks be required to open up access to customer data; and

●       that the Australian Competition and Consumer Commission establish a small team to make recommendations to the Treasurer every six months to improve competition in the banking sector.

Westpac attended a second public hearing of the Parliamentary Review on 8 March 2017. The second report of the Parliamentary Review was published on 21 April 2017. The Committee restated its support for the recommendations in the first report and supported a recommendation of the Australian Small Business and Family Enterprise Ombudsman to remove non-monetary default clauses in small business loan contracts.

The Federal Government has not responded to either the first or second report of the Parliamentary Review. It is expected that the Federal Government will respond to the recommendations set out in these reports in 2017.

On 29 November 2016, the Senate referred an inquiry into the regulatory framework for the protection of consumers, including small businesses, in the banking, insurance and financial services sector to the Senate Economics References Committee. The terms of reference for the inquiry focus on a range of matters relating to the protection of consumers against wrongdoing in the sector. They also require the inquiry to examine the availability and adequacy of redress and support for consumers that have been victims of wrongdoing. The inquiry is scheduled to produce a report in the first half of 2018.

In addition, there are a number of other reviews commissioned by the Federal Government that may impact upon Westpac and the financial services sector. These reviews include an inquiry into business lending by the Australian Small Business and Family Enterprise Ombudsman. The report from this inquiry was released on 3 February 2017 and contained 15 recommendations (including the recommendation about removing non-monetary default clauses from small business loan contracts that was supported in the second report of the Parliamentary Review). The Federal Government is expected to respond to this report before 30 June 2017. The Government also commissioned a review into external dispute resolution schemes, which considered the design, operation and powers of a proposed banking tribunal. The report from this review is expected to be released publicly in the first half of 2017.

Australian Bankers’ Association action plan and industry reviews

On 21 April 2016, the ABA announced an action plan to protect consumer interests, increase transparency and accountability and build trust and confidence in banks.

The plan includes a number of industry-led initiatives including:

●       a review of product-based sales commissions;

●       a review of the Code of Banking Practice;

●       the establishment of an independent customer advocate in each bank;

●       supporting the broadening of external dispute resolution schemes;

●       strengthening protections available to whistleblowers;

●       the implementation of an industry register to identify poor conduct across bank employees, including those in customer-facing and non-customer facing roles; and

●       an evaluation of the establishment of an industry wide, mandatory last resort compensation scheme covering financial advisers.

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On 21 April 2017, the independent governance expert overseeing the ABA action plan released his fourth report titled Australian banking industry: Package of Initiatives, which noted that banks were making good progress in delivering the initiatives but also recognised that expectations are constantly changing and there are government processes that will need to be carefully factored into the reform program.

Australian Securities and Investments Commission (ASIC) reform package

On 20 April 2016, the Federal Government announced a package of policy reforms designed primarily to strengthen the powers of ASIC and to provide ASIC with additional resources through increased funding.

As part of this package, the Federal Government announced that it would accelerate the implementation of certain recommendations made by the Financial System Inquiry (FSI), including granting ASIC a product intervention power and introducing a new ‘principles-based’ product design and distribution obligation on issuers and distributors.

On 13 December 2016, the Federal Government released a consultation paper seeking feedback on these proposed reforms. Submissions on the consultation paper closed on 15 March 2017 and the Federal Government has indicated that, depending on the outcome of the consultation process, it expects to consult on draft legislation by mid-2017.

In addition, on 19 October 2016, the Federal Government released the terms of reference for the ASIC Enforcement Review Taskforce, which will assess the suitability of ASIC’s existing regulatory tools (including the penalties available) and whether they need to be strengthened.

On 11 April 2017, the Federal Government released its first consultation paper from the ASIC Enforcement Review Taskforce titled ‘Self-reporting of contraventions by financial services and credit licensees’. The paper suggests a number of reforms, including clarifying when a reporting obligation is triggered, expanding the class of reports that must be made to include misconduct by individual advisers and employees and strengthening the penalties for failing to report, including through the introduction of an infringement notice regime.

The taskforce is scheduled to report its recommendations to the Federal Government in September 2017.

Financial benchmarks reform

In October 2016, the Federal Government announced a package of measures designed to strengthen the regulation of financial benchmarks. The measures were recommended to the Federal Government by the Council of Financial Regulators, who recently concluded a consultation process on financial benchmark reform.

The key measures announced include:

●       ASIC will be empowered to develop enforceable rules for administrators and entities that make submissions to significant benchmarks (such as Westpac), including the power to compel submissions to benchmarks in the case that other calculation mechanisms fail;

●       administrators of significant benchmarks will be required to hold a new ‘benchmark administration’ licence issued by ASIC (unless granted an exemption); and

●       the manipulation of any financial benchmark or financial product used to determine a financial benchmark (such as negotiable certificates of deposit) will be made a specific criminal and civil offence.

These measures are expected to be introduced over the next 18 months.

Professional standards for financial advisers

Following consultations with industry and consumer groups, the Federal Government passed the Corporations Amendment (Professional Standards of Financial Advisers) Act on 9 February 2017. The new legislation includes reforms such as:

●       requiring new advisers to hold a relevant degree before they commence the supervision year and to sit the mandated exams;

●       requiring existing advisers to pass the mandated exams by 1 January 2021 and obtain a standard equivalent to a degree by 1 January 2024;

●       the introduction of a code of ethics; and

●       the establishment of an industry-funded independent body charged with governing the professional standing of the financial advice industry.

The new educational and training regime will commence on 1 January 2019 and the code of ethics will commence on 1 January 2020.

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BBSW proceedings

As part of ASIC’s ongoing industry-wide investigations into the interbank short-term money market and its impact on the setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct, including market manipulation and unconscionable conduct. The conduct that is the subject of the proceedings is alleged to have occurred between 6 April 2010 and 6 June 2012. Westpac is defending these proceedings. ASIC is seeking from the court declarations that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac’s trading in the relevant market.

In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of other Australian and international banks alleging misconduct in relation to BBSW. These proceedings are at an early stage and the level of damages sought has not been specified. Westpac is defending these proceedings.

ASIC’s responsible lending litigation against Westpac

On 1 March 2017, ASIC commenced Federal Court proceedings against Westpac in relation to home loans entered into between December 2011 and March 2015, which were automatically approved by Westpac’s systems. ASIC has alleged that the way in which we used the Household Expenditure Measure (HEM) benchmark to assess the suitability of home loans for customers in this period was in contravention of the National Consumer Credit Protection Act 2009 (Cth). ASIC has also raised specific allegations in respect of seven loan applications. ASIC alleges that Westpac improperly assessed whether those loans were unsuitable because of the way Westpac used HEM, and for five of the loan applications which are loans with an interest-only period, because of the way Westpac assessed serviceability. ASIC has not made any criminal allegations, or allegations against specific individuals. Westpac is defending the proceedings.

Outbound scaled advice division proceedings

On 22 December 2016, ASIC commenced Federal Court proceedings against BT Financial Management Limited (BTFM) and Westpac Securities Administration Limited (WSAL) in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions. ASIC has selected 15 specific customers as the focus of their claim. BTFM and WSAL are defending the proceedings.

Brexit

On 29 March 2017, the Prime Minister of the United Kingdom (UK) notified the European Council in accordance with Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the European Union (EU). The notification triggers a two year negotiation period under which the UK and EU will negotiate the terms of the UK’s departure.

As Westpac’s business and operations are based predominantly in Australia and New Zealand, the direct impact of the UK’s departure from the EU is unlikely to be material to Westpac. However, it is currently difficult to predict the full impact that Brexit may have on financial markets, the global economy and the global financial services industry.

Reduction to the corporate tax rate

On 1 September 2016, the Federal Government introduced legislation to reduce the corporate tax rate progressively from 30% to 25% over the next 10 years. The legislation was amended on 31 March 2017 to exclude companies with turnovers greater than $50 million from receiving the benefit of the reduced corporate tax rate. If the amended legislation is passed in its current form, the reduced corporate tax rate will not apply to Westpac. Accordingly, the value of imputation credits attached to franked dividends and distributions paid by Westpac to security holders will not be impacted by the reduced corporate tax rate.

Taxation of cross-border financing arrangements

The Federal Government has decided to implement the Organisation for Economic Co-operation and Development’s (OECD) proposals relating to the taxation treatment of cross-border financing arrangements. These proposals may affect the taxation arrangements for ‘hybrid’ regulatory capital instruments issued by Westpac. The Board of Taxation has provided recommendations to the Government about implementing the OECD proposals. If implemented without grandfathering, the potential effect of the OECD proposals is to increase the after-tax cost to Westpac of certain previously issued Additional Tier 1 capital securities.

The New Zealand Government has also commenced a public consultation process to consider whether the OECD proposals should be implemented in New Zealand.

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Regulatory significant developments

Financial System Inquiry’s recommendations on bank capital

The Federal Government’s response to the FSI has endorsed APRA’s actions in implementing the FSI’s capital-related recommendations, and has confirmed APRA’s responsibility for implementing the remaining capital proposals.

To date, APRA has formally responded to two of the FSI’s recommendations:

●      Comparison of capital ratios against internationally active banks

On 4 July 2016, APRA released a comparison of Australian banks’ capital ratios relative to internationally-active banks using a common method of calculation. The comparison was based on a quantitative impact study (QIS) published by the Basel Committee on Banking Supervision (BCBS). The QIS included the capital ratios of internationally-active banks as of 30 June 2015, with APRA using capital ratios as of 31 December 2015 for the Australian banks. APRA concluded that the relative positioning of the major Australian banks’ Common Equity Tier 1 ratios was broadly in line with the benchmark suggested by the FSI of capital ratios in the top quartile of internationally-active banks.

●      Narrow mortgage risk weight differences

On 20 July 2015, APRA announced an interim change to how risk weighted assets (RWA) would be calculated on Australian residential mortgages for banks that use the Advanced Internal-Ratings Based (IRB) approach to credit risk. This change was in response to Recommendation 2 of the FSI regarding the differential in mortgage capital requirements between Advanced IRB and Standardised banks. This change led to the ratio of mortgage RWA to mortgage exposures for the Group increasing to approximately 24% on 1 July 2016. In August 2016, APRA reaffirmed its objective of a risk weight for Australian residential mortgages of an average of at least 25%, measured across all Advanced IRB banks.

In February 2017, APRA announced that it expects to further address the FSI recommendations, including setting ‘unquestionably strong’ capital standards for Australian banks during 2017. Closely related to this are changes to regulatory capital requirements as part of international reforms. This includes reviews being undertaken by the BCBS and the Financial Stability Board (FSB) considering leverage ratios, risk weight models for Advanced and Standardised banks, and Total Loss Absorbing Capacity (TLAC) for Global Systemically Important Banks (G-SIBs). The final outcomes of these reviews remain uncertain. APRA will be responsible for interpreting these international developments in the context of Australia’s circumstances and the final impact on Westpac will depend on any changes APRA makes to Australian regulations.

Macro-prudential regulation

From December 2014, APRA has made use of macro-prudential measures targeting a number of segments of mortgage lending that continue to impact lending practices in Australia. The measures include constraining growth in certain segments of mortgage lending, limiting investment property lending to within a benchmark of 10% and imposing additional levels of conservatism in serviceability assessments.

On 31 March 2017, APRA added to these requirements by outlining its expectation that ADIs restrict mortgage lending on interest only terms to 30% of new mortgage lending. APRA also indicated that it expects ADIs to place strict internal limits on the volume of interest only loans with loan-to-valuation ratios above 80%. APRA is expected to engage with ADIs on the practical implementation of these new measures in the coming months.

Westpac is underway with implementing the steps required to achieve these limits, which will involve continuing to reduce the proportion of interest only residential mortgages from 46% of new mortgage originations for the six months ended 31 March 2017 (currently 50% of its overall Australian residential mortgage portfolio as at 31 March 2017, with 83% originated at a loan-to-value ratio at or below 80%).

Basel Committee on Banking Supervision

Regulatory reforms and significant developments arising in relation to changes initiated by the BCBS and the FSB include:

Increased loss absorbency

In November 2015, the FSB issued a final paper for enhancing TLAC for G-SIBs to operate alongside the Basel III capital requirements. At the same time, a consultation paper on TLAC was issued by the BCBS. These proposals form part of the G20’s initiatives aimed at ‘ending too-big-to-fail’ and ensuring that the resolution of a failing Global Systemically Important Financial Institution can be carried out without causing systemic disruption or resorting to taxpayer support. In October 2016, the BCBS issued a final standard for TLAC holdings of G-SIBs. This standard will take effect from 1 January 2019 for most G-SIBs.

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The FSI recommended the implementation in Australia of a framework for minimum loss absorbing and recapitalisation capacity sufficient to facilitate the orderly resolution of ADIs and minimise taxpayer support. In its response to the FSI, the Federal Government endorsed implementation of the recommendation by APRA in line with emerging international practice. APRA has yet to release any consultation papers on TLAC.

Reform of the risk-based capital framework

In December 2014, the BCBS released two consultation papers on proposals for Capital Floors and proposed revisions to the Standardised Approach for Credit Risk. Since then, the BCBS has released two further consultation papers related to the risk based capital framework. The first was released in December 2015, which put forward possible amendments to the Standardised Approach for Credit Risk and the second was released in March 2016, which proposed constraints on the use of internal models for the calculation of risk weighted assets. In March 2016, the BCBS also released a consultation paper covering the Standardised Measurement Approach for Operational Risk. This paper proposed the removal of the use of internal model approaches to measure operational risk capital and replacement of these with a revised framework based on the proposed Standardised Measurement Approach. The final standards for the Minimum Capital Requirements for Market Risk were released by the BCBS in January 2016.

In combination, these reform measures are intended to improve the global consistency and comparability of bank capital ratios. However, the timing for finalisation of the remaining BCBS changes is not clear, after which APRA will need to consult on, and then finalise, the Australian standards. Until that time, it is not possible to properly determine the impact on Westpac.

Leverage ratio

The Basel III capital framework also introduced a leverage ratio requirement. The BCBS proposes that introducing a simple, non-risk based leverage ratio requirement would act as a credible supplementary measure to the risk-based capital requirements. In January 2014, the BCBS published an amended leverage ratio framework. In May 2015, APRA released new disclosure requirements in relation to the leverage ratio which will initially only apply to select ADIs, including Westpac, and from 1 July 2015 required the disclosure of the leverage ratio on a quarterly basis. In April 2016, the BCBS published a consultation paper requiring a minimum leverage ratio of 3% as a Pillar 1 requirement from January 2018.

Other regulatory developments

Net Stable Funding Ratio

APRA released a revised prudential standard on liquidity (APS 210) on 20 December 2016. This prudential standard includes the Net Stable Funding Ratio (NSFR) requirement, a measure designed to encourage longer-term funding of assets. The revised APS 210, inclusive of the NSFR, will commence from 1 January 2018 in line with the BCBS’s effective date. Westpac is taking steps to comply with the NSFR from 1 January 2018.

Committed Liquidity Facility annual revision

Due to the low levels of high quality liquid assets in Australia, the Reserve Bank of Australia makes available to ADIs the Committed Liquidity Facility that, subject to qualifying conditions, can be accessed to meet Liquidity Coverage Ratio requirements under APS 210. APRA reviews the size of this facility annually. Westpac has received approval for a CLF of $49.1 billion for the 2017 calendar year (2016 calendar year: $58.6 billion).

OECD Common Reporting Standard

The OECD has developed Common Reporting Standard (CRS) rules for the automatic exchange of customer tax residency and financial account information amongst participating CRS countries.

CRS will require the Westpac Group to collect and check the tax residency of all customers and to report the tax residency and financial account details of non-resident customers to the relevant authorities in jurisdictions with which Australia has entered into an exchange of information agreement.

Australian financial institutions will have to collect tax residency information from 1 July 2017 and will have to report these details and associated financial account information from July 2018. Implementation of the rules will impose additional costs and operational requirements on Westpac.

Certain countries (such as the UK and India) have implemented the rules with effect from 1 January 2016. Westpac has implemented changes to its business operations to comply with the CRS requirements in these countries from 1 January 2016.

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OTC derivatives reform

International regulatory reforms relating to over-the-counter (OTC) derivatives continue to be implemented by financial regulators across the globe, with the focus moving to implementing margin requirements for non-centrally cleared derivatives.

Globally, there has been significant progress in developing requirements to implement the final policy framework for the margining of uncleared OTC derivatives as published by the BCBS and the International Organization of Securities Commissions (IOSCO) in September 2013.

Variation margin requirements in a number of major jurisdictions, including Australia, became effective on 1 March 2017 for all covered entities. However, in many of these jurisdictions (including Australia) regulators have taken transitional approaches that allowed market participants to continue to transact while proceeding to implement the variation margin requirements as soon as possible. These approaches are generally effective until September 2017. In addition, initial margin requirements commenced on 1 September 2016. These requirements are being introduced in phases through to 1 September 2020.

Westpac has completed a substantial amount of work to comply with applicable margin requirements, and continues work towards achieving full compliance for all in-scope transactions in accordance with the transitional approaches of regulators.

In other areas, Westpac continues to work with ASIC and industry associations in relation to the reporting and clearing of OTC derivative trades and the implementation of various rules, such as new risk mitigation requirements. APRA has published its standards on risk mitigation for non-centrally cleared OTC derivatives which are due to commence on 1 March 2018.

Westpac has been analysing and implementing changes in OTC derivatives trade reporting regulations imposed by the European Securities and Markets Authority, the Monetary Authority of Singapore, Hong Kong Monetary Authority and various provincial financial regulators in Canada. Certain changes to trade reporting have commenced in these jurisdictions and continue to be implemented and enhanced in phases.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

Reserve Bank of New Zealand (RBNZ) – macro-prudential policy framework

In addition to restrictions on high loan-to-value-ratio lending which the RBNZ has employed as part of its macro-prudential policy framework since 2013, the RBNZ is investigating the case for introducing restrictions on the total debt-to-income ratios of borrowers. The RBNZ is expected to consult on the introduction of these restrictions during the first half of 2017.

RBNZ – Review of Outsourcing Policy

In March 2017, the RBNZ released an Exposure Draft of its revised Outsourcing Policy. Key changes under the revised policy are:

●       banks will need to obtain a non-objection letter from the RBNZ before entering into outsourcing arrangements with a parent or other related party;

●       a bank that outsources certain functions to its overseas parent or to a related party will need to have robust back-up arrangements in place;

●       banks will be required to maintain a compendium of functions and processes that have been outsourced; and

●       banks that are members of foreign-owned banking groups, such as WNZL, will be required to have a separation plan which describes how they would operate previously outsourced services if a statutory manager is appointed.

The RBNZ expects to release a final version of the policy (and require compliance through changes to banks’ conditions of registration) by July 2017. There will be a five year transitional period before the revised policy comes into full effect.

RBNZ Capital Review

In March 2017, the RBNZ outlined its plans for its review of bank capital requirements. The RBNZ’s aim is to agree a capital regime that ensures a very high level of confidence in the solvency of the banking system while avoiding economic inefficiency. The review will look at the three key components of the regulatory capital regime:

●       the definition of eligible capital instruments;

●       the measurement of risk, in particular the risk weights attached to credit exposures; and

●       the minimum capital ratio and buffers.

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The RBNZ has said that the outcomes of the review will be heavily influenced by the international regulatory context, the risk characteristics of the New Zealand system, and the RBNZ’s regulatory capital approach. The RBNZ released a high-level Issues Paper in May 2017 and expects to conclude its review by the first quarter of 2018.

Financial Advisers Act (FAA)

The New Zealand Government announced plans for changes to the FAA regime in July 2016. An Exposure Draft of this legislation was released for consultation in February 2017, and is expected to be introduced into Parliament before September 2017. Under the proposed new regime, financial advice will be provided by licensed firms who will employ financial advisers and financial advice representatives. A Code of Conduct will apply to all advice and advisers and representatives will be subject to the same duties and ethical standards, including a duty to put the client’s interest first. Firms will be responsible for ensuring their advisers and representatives comply with these duties. The reforms will also remove legislative barriers to the provision of robo-advice.

A two stage transition is proposed with all industry participants being required to be operating under a full licence two and half years after the Code of Conduct has been approved. The current expectation is that the Code of Conduct will be approved by August 2018.

Risk factors

Our business is subject to risks that can adversely impact our financial performance, financial condition and future performance. If any of the following risks occur, our business, prospects, financial performance or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and as a security holder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Interim Financial Results Announcement and our 2016 Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by failing to comply with existing laws and regulations or by changes in laws, regulations or regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand, the United Kingdom, the United States and various jurisdictions in Asia. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative powers over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC), the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Australian Taxation Office (ATO). The Reserve Bank of New Zealand (RBNZ) and the Financial Markets Authority (FMA) have supervisory oversight of our New Zealand operations. In the United States, we are subject to supervision and regulation by the US Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, the Commodity Futures Trading Commission (CFTC) and the US Securities and Exchange Commission (SEC). In the United Kingdom, we are subject to supervision and regulation by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA). In Asia, we are subject to supervision and regulation by local authorities, including the Monetary Authority of Singapore (MAS) and the Hong Kong Monetary Authority (HKMA). In other jurisdictions in which we operate, including various Pacific countries, we are also required to comply with relevant requirements of the local regulatory bodies.

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

Compliance risk is the risk of legal or regulatory sanction or financial or reputational loss, arising from our failure to abide by the compliance obligations required of us. In Australia, an example of the broad administrative power available to regulatory authorities is the power available to APRA under the Banking Act 1959 (Cth) in certain circumstances to investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee or not to undertake transactions). Other regulators also have the power to investigate, including looking into past conduct.

In recent years, there have been significant increases in the nature and scale of regulatory investigations, enforcement actions and the quantum of fines issued by global regulators. The nature of these reviews can be wide-ranging and may result in litigation, fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action or agreements (such as enforceable undertakings). For example:

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●       In April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct in relation to the setting of the BBSW in the period April 2010 to June 2012, including market manipulation and unconscionable conduct. Westpac is defending the proceedings.

●       On 15 March 2017, Westpac entered into an enforceable undertaking with ASIC following ASIC’s industry-wide investigation into wholesale Spot Foreign Exchange (FX) trading activity between January 2008 and June 2013. As part of the enforceable undertaking, Westpac undertook, amongst other things, to continue to progress its program of strengthening its policies and processes in its Spot FX trading business, with input from an independent expert.

During the half year ended 31 March 2017, Westpac has responded to requirements, notices, and requests for information from its regulators as part of both industry-wide and Westpac-specific reviews, including in relation to matters involving sales practices, responsible lending (particularly in the context of interest-only lending) and the provision of financial advice. Regulatory investigations, litigation, fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action or agreements (such as enforceable undertakings) could adversely affect our business, reputation, prospects, financial performance or financial condition.

In addition, as with other financial services providers, we face increasing supervision and regulation in most of the jurisdictions in which we operate or obtain funding particularly in the areas of funding, liquidity, capital adequacy, conduct, competition and consumer protection (including in the design and distribution of financial products), remuneration, privacy, data access, prudential regulation, anti-bribery and corruption, anti-money laundering and counter-terrorism financing and economic and trade sanctions.

In some cases, changes to regulation are driven by international bodies. For example, in December 2010, the Basel Committee on Banking Supervision (BCBS) announced a revised global regulatory framework known as Basel III. Basel III, among other things, increased the required quality and quantity of capital held by banks and introduced new standards for the management of liquidity risk. The BCBS continues to refine this framework and APRA is expected to incorporate the majority of these changes into its prudential standards. In other cases, authorities in the various jurisdictions in which we operate or obtain funding propose regulatory change for financial institutions. Examples of proposed regulatory change that could impact us include changes to accounting and reporting standards, derivatives reform and changes to tax legislation (including dividend imputation). Further details on regulatory changes that may impact Westpac (including the Basel III framework) are set out in ‘Significant developments’ in this Interim Financial Results Announcement.

In addition, further changes may occur driven by policy, prudential or political factors. For example, since the Financial System Inquiry (FSI) handed down its final report, the Australian Government has consulted on the detailed implementation of a number of the FSI’s recommendations. The Australian Government, other regulators or parliamentary bodies may also initiate further reviews (such as the House of Representatives Standing Committee on Economics’ ongoing ‘Review of Australia’s Four Major Banks’ and the Senate Economics References Committee’s inquiry into consumer protection in the banking, insurance and financial sector), or commissions of inquiry, which could lead to additional regulatory change. The final impact of the FSI, and the impact of any additional reviews or inquiries is difficult to predict, but may result in further substantial regulatory changes which could have a material impact on our business, prospects, financial performance or financial condition.

Regulation is becoming increasingly extensive and complex. Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach. This may result in conflicts with specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is possible that governments in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national interest and/or systemic stability. The powers exercisable by our regulators may also be expanded in the future. For example, on 20 April 2016, the Australian Government announced that it would accelerate the implementation of certain recommendations made by the FSI, including the recommendation that ASIC be granted a product intervention power. Further details on the Australian Government’s reform package and the consultation process on ASIC’s proposed product intervention power are set out in ‘Significant developments’ in this Interim Financial Results Announcement.

Regulatory changes and the timing of their introduction continue to evolve and we manage our businesses in the context of regulatory uncertainty and complexity. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change are an important part of our planning processes. We expect that we will be required to continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing, or implement new, processes to comply with new regulations. There is a risk that we may interpret our regulatory obligations and compliance requirements differently to our regulators. This could result in a regulator commencing an investigation or taking other administrative or enforcement action against us.

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Regulatory changes may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital and funding as well as place restrictions on the businesses we conduct, (including limiting our ability to provide products and services to certain customers or imposing regulatory limits on lending to certain customer segments), require us to amend our corporate structure or require us to alter our product or service offerings. If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

For further information refer to ‘Significant developments’ in this Interim Financial Results Announcement and our 2016 Annual Report, specifically ‘Significant developments’ in Section 1 and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting standards’ in Note 1 to the financial statements.

Adverse credit and capital market conditions or depositor preferences may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

We rely on deposits and credit and capital markets to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets can experience periods of extreme volatility, disruption and decreased liquidity as was demonstrated during the Global Financial Crisis. While there have now been extended periods of stability in these markets, the environment remains unpredictable. The main risks we face are damage to market confidence, changes to the access and cost of funding and a slowing in global activity or through other impacts on entities with whom we do business.

As of 31 March 2017, approximately 30% of our total funding originated from domestic and international wholesale markets. Of this, around 63% was sourced outside Australia and New Zealand. Customer deposits provide around 62% of total funding. Customer deposits held by Westpac are comprised of both term deposits which can be withdrawn after a certain period of time and at call deposits which can be withdrawn at any time.

A shift in investment preferences could result in deposit withdrawals by customers which could increase our need for funding from other, potentially less stable, or more expensive, forms of funding.

If market conditions deteriorate due to economic, financial, political or other reasons, there may also be a loss of confidence in bank deposits and we could experience unexpected deposit withdrawals. In this situation our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, these alternatives may be more expensive or on unfavourable terms, which could adversely affect our financial performance, liquidity, capital resources or financial condition. There is no assurance that we will be able to obtain adequate funding and do so at acceptable prices, nor that we will be able to recover any additional costs.

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin selling liquid securities. Such actions may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition.

Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on movements in market rates, which have the potential to adversely affect Westpac’s liquidity or ability to use derivative obligations to hedge its interest rate, currency and other financial instrument risks.

For a more detailed description of liquidity risk, refer to ‘Funding and liquidity risk management’ in Note 22 to the financial statements in our 2016 Annual Report.

Sovereign risk may destabilise financial markets adversely

Sovereign risk is the risk that foreign governments will default on their debt obligations, will be unable to refinance their debts as they fall due, or will nationalise parts of their economy including assets of financial institutions such as Westpac.

Sovereign defaults could negatively impact the value of our holdings of high quality liquid assets. There may also be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the Global Financial Crisis. Such an event could destabilise global financial markets adversely affecting our liquidity, financial performance or financial condition.

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Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

Credit ratings are independent opinions on our creditworthiness. Our credit ratings can affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining high credit ratings is important.

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, structural considerations regarding the Australian financial system and the credit rating of the Australian Government. A credit rating downgrade could be driven by a downgrade of the Australian Government, the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

A downgrade or series of downgrades to our credit ratings could have an adverse effect on our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our competitors or the sector.

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

As outlined above, during the past decade the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility, global economic conditions and political developments (such as Brexit). A shock to one of the major global economies could again result in currency and interest rate fluctuations and operational disruptions that negatively impact the Group.

Any such market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses and affect investors’ willingness to invest in the Group. These events could also result in the undermining of confidence in the financial system, reducing liquidity, impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our business, prospects, financial performance or financial condition could be adversely affected.

The nature and consequences of any such event are difficult to predict and there can be no certainty that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand or other asset markets, including equity, residential and commercial property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices also impact our wealth management business. Earnings in our wealth management business are, in part, dependent on asset values because we typically receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this business.

Declining asset prices could also impact customers and counterparties and the value of security (including residential and commercial property) we hold against loans and derivatives which may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts our profitability and financial condition.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, business and consumer sentiment, levels of employment, interest rates, asset prices and trade flows in the countries in which we operate.

We conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in Australian and New Zealand housing valuations could adversely impact our home lending activities because borrowers with loans in excess of their property value show a higher propensity to default and in the event of

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defaults our security would be eroded, causing us to incur higher credit losses. The demand for our home lending products may also decline due to adverse changes in tax rates or buyer concerns about decreases in values.

Adverse changes to economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and our customers. In particular, due to the current economic relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth could negatively impact the Australian economy. Changes in commodity prices and broader economic conditions could, in turn, result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac. It is a significant risk and arises primarily from our lending activities.

We establish provisions for credit impairment based on current information. If economic conditions deteriorate, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and could adversely affect our liquidity, capital resources, financial performance or financial condition.

Credit risk also arises from certain derivative, clearing and settlement contracts we enter into, and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, clearing houses, governments and government bodies, the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets.

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 22 to the financial statements in our 2016 Annual Report.

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently. Digital technologies are changing consumer behaviour and the competitive environment. The use of digital channels by customers to conduct their banking continues to rise and emerging competitors are increasingly utilising new technologies and seeking to disrupt existing business models, including in relation to digital payment services. The Group faces competition from established providers of financial services as well as the threat of competition from banking businesses developed by non-financial services companies.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also adversely affect us by diverting business to our competitors or creating pressure to lower margins.

Increased competition for deposits could also increase our cost of funding and lead us to seek access to other types of funding or reduce lending. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on other, potentially less stable or more expensive forms of funding, or reduce lending.

We are also dependent on our ability to offer products and services that match evolving customer preferences. If we are not successful in developing or introducing new products and services or responding or adapting to changes in customer preferences and habits, we may lose customers to our competitors. This could adversely affect our business, prospects, financial performance or financial condition.

For more detail on how we address competitive pressures refer to ‘Competition’ in Section 1 of our 2016 Annual Report.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets, our defined benefit plan and through the asset and liability management of our financial position. This is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, commodity prices, equity prices and interest rates including the potential for negative interest rates. This includes interest rate risk in the banking book, such as the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities. If we were to suffer substantial losses due to any market volatility it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section in our 2016 Annual Report.

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We could suffer losses due to operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It also includes, among other things, technology risk, model risk and outsourcing risk. While we have policies and processes to manage these risks, these policies and processes may not always be effective.

We could incur losses from fraudulent applications for loans or from incorrect or fraudulent payments and settlements, particularly real-time payments. Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing fraud fail, or are ineffective, they could lead to losses which could adversely affect our business, prospects, reputation, financial performance or financial condition.

As a financial services organisation, Westpac is heavily reliant on the use of data and models in the conduct of its business. We are therefore exposed to model risk, being the risk of loss arising because of errors or inadequacies in data or a model, or in the control and use of the model.

Westpac relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failure by these suppliers to deliver services as required could disrupt services and adversely impact Westpac’s operations, profitability or reputation.

Operational risks could impact on our operations or adversely affect demand for our products and services.

Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

Entities within the Group may be involved from time to time in legal proceedings, regulatory actions or arbitration arising from the conduct of their business, which may adversely affect the Group’s business, operations, prospects or financial condition. Such matters are subject to many uncertainties (for example, the outcome may not be able to be predicted accurately) and the Group may be required to pay money such as damages, fines, penalties or legal costs. The Group’s material contingent liabilities are described in Note 14 in this Interim Financial Results Announcement. There is a risk that these contingent liabilities may be larger than anticipated or that additional litigation or other contingent liabilities may arise.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section in our 2016 Annual Report.

We could suffer information security risks, including cyberattacks

The proliferation of new technologies, the increasing use of the internet and telecommunications to conduct financial transactions and the growing sophistication and activities of attackers (including organised crime and state-sponsored actors) have resulted in increased information security risks for major financial institutions such as Westpac and our external service providers.

While Westpac has systems in place to detect and respond to cyberattacks, these systems may not always be effective and there can be no assurance that we will not suffer losses from cyberattacks or other information security breaches in the future.

Our operations rely on the secure processing, storage and transmission of information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement measures to protect the security, integrity and confidentiality of our information, there is a risk that the computer systems, software and networks on which we rely may be subject to security breaches, unauthorised access, malicious software, external attacks or internal breaches that could have an adverse impact on our confidential information or that of our customers and counterparties.

Major banks in other jurisdictions have suffered security breaches from sophisticated cyberattacks. Our external service providers or other parties that facilitate our business activities (such as vendors, exchanges, clearing houses, central depositories and financial intermediaries) are also subject to the risk of cyberattacks. Any such security breach could result in the loss of customers and business opportunities, significant disruption to Westpac’s operations, misappropriation of Westpac’s confidential information and/or that of our customers and damage to Westpac’s computers or systems and/or those of our customers. Such a security breach could also result in reputational damage, claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance, or financial condition.

Our risk and exposure to such threats remains heightened because of the evolving nature of technology, Westpac’s prominence within the financial services industry, the prominence of our customers (including government, mining and health) and our plans to continue to improve and expand our internet and mobile banking infrastructure.

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We could suffer losses due to technology failures

The reliability and security of our information and technology infrastructure are crucial in maintaining our banking applications and processes. There is a risk that our information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control.

Further, our ability to develop and deliver products and services to customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. Failure to implement these projects or manage associated change effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability or reputational damage. In turn, this could place us at a competitive disadvantage and adversely affect our financial performance.

We could suffer losses due to conduct risk

Conduct risk is the risk that our provision of services and products results in unsuitable or unfair outcomes for our stakeholders or undermines market integrity. We are highly dependent on the conduct of our employees, contractors and external service providers. We could, for example, be adversely affected in the event that an employee, contractor or external service provider engages in unfair or inappropriate conduct. This could include losses from a failure to meet a professional obligation to specific clients, including fiduciary and suitability requirements, or from the nature or design of a product. While we have policies and processes to manage employee, contractor or external service provider misconduct, these policies and processes may not always be effective.

We could suffer losses due to failures in governance or risk management strategies

We have implemented risk management strategies, frameworks and internal controls involving processes and procedures intended to identify, monitor and manage risks including liquidity risk, credit risk, equity risk, market risk (such as interest rate and foreign exchange risk), compliance risk, conduct risk, insurance risk, sustainability risk, related entity (contagion) risk and operational risk, all of which may impact the Group’s reputation.

However, there are inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified.

If any of our governance or risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our business, prospects, financial performance or financial condition.

For a discussion of our risk management procedures, refer to the ‘Risk management’ section in our 2016 Annual Report.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

Reputation risk is the risk of loss of reputation, stakeholder confidence, or public trust and standing. It arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our current and planned activities, performance and behaviours.

There are various potential sources of reputational damage, including failure to effectively manage risks in accordance with our risk management frameworks, potential conflicts of interest, pricing policies, failure to comply with legal and regulatory requirements, failure to meet our market disclosure obligations, regulatory investigations into past conduct, making inaccurate public statements, environmental, social and ethical issues, engagement and conduct of external suppliers, failure to comply with anti-money laundering and anti-bribery and corruption laws, economic and trade sanctions and counter-terrorism finance legislation or privacy laws, litigation, failure of information security systems, improper sales and trading practices, failure to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures and security breaches. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of customers, suppliers and other counterparties. Furthermore, the risk of reputational damage may be heightened by the increasing use of social media.

Failure, or perceived failure, to appropriately address issues that could or do give rise to reputational risk could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory investigations, regulatory enforcement actions, fines and penalties, class actions or remediation costs, or harm our reputation among customers, investors and the marketplace. This could lead to loss of business which could adversely affect our business, prospects, financial performance or financial condition.

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Climate change may have adverse effects on our business

We and our customers may be adversely affected by the physical risks of climate change, including increases in temperatures, sea levels, and the frequency and severity of adverse climatic events including fires, storms, floods, and droughts. These changes may directly impact us and our customers through reputational damage, environmental factors, insurance risk, and an increase in defaults in credit exposures.

Initiatives to mitigate or respond to adverse impacts of climate change may in turn impact market and asset prices, economic activity, and customer behaviour, particularly in geographic locations and industry sectors adversely affected by these changes. Failure to effectively manage these transition risks could adversely affect our reputation, business, prospects, financial performance or financial condition.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake, pandemic, civil unrest or terrorism events) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets, all of which could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses due to insurance risk

We have exposure to insurance risk in our life insurance, general insurance and lenders mortgage insurance businesses, which may adversely affect our business, operations or financial condition.

Insurance risk is the risk of mis-estimation of the expected cost of insured events, volatility in the number or severity of insured events, and mis-estimation of the cost of incurred claims.

In the life insurance business, insurance risk arises primarily through mortality (death) and morbidity (illness and injury) risks, and the costs of claims relating to those risks, being greater than was anticipated when pricing those risks.

In the general insurance business, insurance risk arises mainly through environmental factors (including storms, floods and bushfires) and other calamities, such as earthquakes, tsunamis and volcanic activity, as well as general variability in home and contents insurance claim amounts. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for potential losses from existing events, such as those arising from natural disaster events may not be adequate to cover actual claims that may arise.

In the lenders mortgage insurance business, insurance risk arises primarily from unexpected downturn in economic conditions leading to higher levels of mortgage defaults from unemployment or other economic factors.

If our reinsurance arrangements are not effective, this could also lead to greater risks, and more losses than anticipated.

We could suffer losses due to impairment of capitalised software, goodwill and other intangible assets that may adversely affect our business, operations or financial condition

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 31 March 2017, Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

Westpac is required to assess the recoverability of the goodwill balances on at least an annual basis or wherever an indicator of impairment exists. For this purpose Westpac uses a discounted cash flow calculation. Changes in the methodology or assumptions upon which the calculation is based, together with expected changes in future cash flows, could materially impact this assessment, resulting in the potential write-off of part or all of the goodwill balances.

Capitalised software and other intangible assets are assessed for indicators of impairment at least annually or on indication of impairment. In the event that an asset is no longer in use, or its value has been reduced or that its estimated useful life has declined, an impairment will be recorded, adversely impacting the Group’s financial condition. The estimates and assumptions used in assessing the useful life of an asset can be affected by a range of factors including changes in strategy and the rate of external changes in technology and regulatory requirements.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary we underwrite listed and unlisted debt and equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of heightened market volatility.

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Certain strategic decisions may have adverse effects on our business

Westpac, at times, evaluates and may implement strategic decisions and objectives including diversification, innovation, divestment or business expansion initiatives, including acquisitions of businesses. The expansion or integration of a new business can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks. These decisions may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, engagement with regulators, financial performance or financial condition.

Rounding of amounts

ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 applies to Westpac and in accordance with that Legislative Instrument all amounts have been rounded to the nearest million dollars unless otherwise stated.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is below.

Auditor’s Independence Declaration

As lead auditor for the review of Westpac Banking Corporation for the half year ended 31 March 2017, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Andrew Wilson	Sydney, Australia
Partner	8 May 2017
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

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Responsibility statement

The Directors of Westpac Banking Corporation confirm that to the best of their knowledge:

(i)    the interim financial statements have been prepared in accordance with AASB 134 Interim Financial Reporting and are in compliance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board; and

(ii)   the Directors’ Report includes a fair review of the information required by DTR 4.2.7 R of the Disclosure Guidance and Transparency Rules of the United Kingdom Financial Conduct Authority.

Signed in accordance with a resolution of the Board of Directors.

Lindsay Maxsted Chairman	Brian Hartzer Managing Director and Chief Executive Officer

Sydney, Australia
8 May 2017

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Consolidated financial statements

4.2                Consolidated income statement for the half year ended 31 March 2017

Westpac Banking Corporation and its controlled entities

$m	Note	Half Year March 17	Half Year Sept 16	Half Year March 16	% Mov’t Mar 17 - Sept 16	% Mov’t Mar 17 - Mar 16
Interest income	3	15,393	15,822	16,000	(3)	(4)
Interest expense	3	(7,780)	(8,151)	(8,523)	(5)	(9)
Net interest income		7,613	7,671	7,477	(1)	2
Non-interest income	4	3,156	2,841	2,996	11	5
Net operating income before operating expenses and impairment charges		10,769	10,512	10,473	2	3
Operating expenses	5	(4,633)	(4,649)	(4,568)	-	1
Impairment charges	10	(493)	(457)	(667)	8	(26)
Profit before income tax		5,643	5,406	5,238	4	8
Income tax expense	6	(1,731)	(1,656)	(1,528)	5	13
Net profit for the period		3,912	3,750	3,710	4	5
Profit attributable to non-controlling interests		(5)	(6)	(9)	(17)	(44)
Net profit attributable to owners of Westpac Banking Corporation		3,907	3,744	3,701	4	6
Earnings per share (cents)
Basic	7	116.8	112.3	112.3	4	4
Diluted	7	113.7	108.9	109.2	4	4

The above consolidated income statement should be read in conjunction with the accompanying notes.

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Consolidated financial statements

4.3                Consolidated statement of comprehensive income for the half year ended 31 March 2017

Westpac Banking Corporation and its controlled entities

$m	Half Year March 17	Half Year Sept 16	Half Year March 16	% Mov’t Mar 17 - Sept 16	% Mov’t Mar 17 - Mar 16
Net profit for the period	3,912	3,750	3,710	4	5
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) on available-for-sale securities:
Recognised in equity	168	91	(35)	85	large
Transferred to income statements	(1)	(3)	(5)	(67)	(80)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(71)	(146)	(158)	(51)	(55)
Transferred to income statements	29	27	(6)	7	large
Exchange differences on translation of foreign operations	(38)	(3)	(235)	large	(84)
Income tax on items taken to or transferred from equity:
Available-for-sale securities reserve	(46)	(23)	10	100	large
Cash flow hedging reserve	13	36	49	(64)	(73)
Share of associates’ other comprehensive income (net of tax)	(2)	(6)	(11)	(67)	(82)
Items that will not be reclassified subsequently to profit or loss
Own credit adjustment on financial liabilities designated at fair value (net of tax)	(53)	(21)	(33)	152	61
Remeasurement of defined benefit obligation recognised in equity (net of tax)	114	39	(86)	192	large
Other comprehensive income for the period (net of tax)	113	(9)	(510)	large	122
Total comprehensive income for the period	4,025	3,741	3,200	8	26
Attributable to:
Owners of Westpac Banking Corporation	4,020	3,735	3,191	8	26
Non-controlling interests	5	6	9	(17)	(44)
Total comprehensive income for the period	4,025	3,741	3,200	8	26

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

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4.4                Consolidated balance sheet as at 31 March 2017

Westpac Banking Corporation and its controlled entities

$m	Note	As at 31 March 2017	As at 30 Sept 2016	As at 31 March 2016	% Mov’t Mar 17 - Sept 16	% Mov’t Mar 17 - Mar 16
Assets
Cash and balances with central banks		15,912	17,015	18,811	(6)	(15)
Receivables due from other financial institutions		9,545	9,951	13,503	(4)	(29)
Trading securities and financial assets designated at fair value		30,977	21,168	28,310	46	9
Derivative financial instruments		24,619	32,227	39,199	(24)	(37)
Available-for-sale securities		59,952	60,665	56,021	(1)	7
Loans	9	666,946	661,926	640,687	1	4
Life insurance assets		10,934	14,192	13,540	(23)	(19)
Regulatory deposits with central banks overseas		1,409	1,390	1,420	1	(1)
Investments in associates		716	726	742	(1)	(4)
Property and equipment		1,574	1,737	1,628	(9)	(3)
Deferred tax assets		1,187	1,552	1,511	(24)	(21)
Intangible assets		11,438	11,520	11,465	(1)	-
Other assets		4,784	5,133	4,923	(7)	(3)
Total assets		839,993	839,202	831,760	-	1
Liabilities
Payables due to other financial institutions		21,390	18,209	21,205	17	1
Deposits and other borrowings	12	522,513	513,071	494,246	2	6
Other financial liabilities at fair value through income statement		4,894	4,752	7,172	3	(32)
Derivative financial instruments		28,457	36,076	51,230	(21)	(44)
Debt issues		167,306	169,902	165,065	(2)	1
Current tax liabilities		144	385	235	(63)	(39)
Life insurance liabilities		9,158	12,361	11,875	(26)	(23)
Provisions		1,187	1,420	1,216	(16)	(2)
Deferred tax liabilities		17	36	29	(53)	(41)
Other liabilities		8,449	9,004	8,489	(6)	-
Total liabilities excluding loan capital		763,515	765,216	760,762	-	-
Loan capital		17,106	15,805	13,017	8	31
Total liabilities		780,621	781,021	773,779	-	1
Net assets		59,372	58,181	57,981	2	2
Shareholders’ equity
Share capital:
Ordinary share capital	15	33,765	33,469	33,155	1	2
Treasury shares and RSP treasury shares	15	(501)	(455)	(450)	10	11
Reserves	15	845	727	710	16	19
Retained profits		25,206	24,379	23,756	3	6
Total equity attributable to owners of Westpac Banking Corporation		59,315	58,120	57,171	2	4
Non-controlling interests		57	61	810	(7)	(93)
Total shareholders’ equity and non-controlling interests		59,372	58,181	57,981	2	2

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

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Consolidated financial statements

4.5                Consolidated statement of changes in equity for the half year ended 31 March 2017

Westpac Banking Corporation and its controlled entities

$m	Share Capital (Note 15)	Reserves	Retained profits	Total equity attributable to owners of Westpac Banking Corporation	Non- controlling Interests	Total shareholders’ equity and non-controlling interests
Balance at 1 October 2015	28,895	1,031	23,172	53,098	817	53,915
Net profit for the period	-	-	3,701	3,701	9	3,710
Net other comprehensive income for the period	-	(391)	(119)	(510)	-	(510)
Total comprehensive income for the period	-	(391)	3,582	3,191	9	3,200
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(2,998)	(2,998)	-	(2,998)
Dividend reinvestment plan	410	-	-	410	-	410
Share entitlement offer	3,510	-	-	3,510	-	3,510
Other equity movements
Share based payment arrangements	-	70	-	70	-	70
Exercise of employee share options and rights	1	-	-	1	-	1
Purchase of shares (net of issue costs)	(46)	-	-	(46)	-	(46)
(Acquisition)/Disposal of treasury shares	(65)	-	-	(65)	-	(65)
Other	-	-	-	-	(16)	(16)
Total contributions and distributions	3,810	70	(2,998)	882	(16)	866
Balance at 31 March 2016	32,705	710	23,756	57,171	810	57,981
Net profit for the period	-	-	3,744	3,744	6	3,750
Net other comprehensive income for the period	-	(27)	18	(9)	-	(9)
Total comprehensive income for the period	-	(27)	3,762	3,735	6	3,741
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(3,130)	(3,130)	-	(3,130)
Dividend reinvestment plan	316	-	-	316	-	316
Other equity movements
Share based payment arrangements	-	46	-	46	-	46
Exercise of employee share options and rights	1	-	-	1	-	1
Purchase of shares (net of issue costs)	(3)	-	-	(3)	-	(3)
(Acquisition)/Disposal of treasury shares	(5)	-	-	(5)	-	(5)
Other	-	(2)	(9)	(11)	(755)	(766)
Total contributions and distributions	309	44	(3,139)	(2,786)	(755)	(3,541)
Balance at 30 September 2016	33,014	727	24,379	58,120	61	58,181
Net profit for the period	-	-	3,907	3,907	5	3,912
Net other comprehensive income for the period	-	52	61	113	-	113
Total comprehensive income for the period	-	52	3,968	4,020	5	4,025
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(3,141)	(3,141)	-	(3,141)
Dividend reinvestment plan	327	-	-	327	-	327
Other equity movements
Share based payment arrangements	-	65	-	65	-	65
Exercise of employee share options and rights	6	-	-	6	-	6
Purchase of shares (net of issue costs)	(37)	-	-	(37)	-	(37)
(Acquisition)/Disposal of treasury shares	(46)	-	-	(46)	-	(46)
Other	-	1	-	1	(9)	(8)
Total contributions and distributions	250	66	(3,141)	(2,825)	(9)	(2,834)
Balance at 31 March 2017	33,264	845	25,206	59,315	57	59,372

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

1 2017 comprises 2016 final dividend 94 cents (2016: 2016 interim dividend 94 cents and 2015 final dividend 94 cents), all fully franked at 30%.

78 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial report
Consolidated financial statements

4.6                Consolidated cash flow statement for the half year ended 31 March 2017

Westpac Banking Corporation and its controlled entities

$m	Note	Half Year March 17	Half Year Sept 16	Half Year March 16	% Mov’t Mar 17 - Sept 16	% Mov’t Mar 17 - Mar 16
Cash flows from operating activities
Interest received		15,301	15,939	15,878	(4)	(4)
Interest paid		(7,693)	(7,974)	(8,747)	(4)	(12)
Dividends received excluding life business		24	21	22	14	9
Other non-interest income received		2,856	2,354	2,696	21	6
Operating expenses paid		(4,278)	(3,627)	(4,479)	18	(4)
Income tax paid excluding life business		(1,934)	(1,526)	(1,847)	27	5
Life business:
Receipts from policyholders and customers		1,067	996	897	7	19
Interest and other items of similar nature		12	15	15	(20)	(20)
Dividends received		161	242	106	(33)	52
Payments to policyholders and suppliers		(961)	(875)	(767)	10	25
Income tax paid		(67)	(43)	(53)	56	26
Cash flows from operating activities before changes in operating assets and		4,488	5,522	3,721	(19)	21
liabilities
Net (increase)/decrease in:
Trading securities and financial assets designated at fair value		(10,518)	7,369	(614)	large	large
Loans		(8,712)	(18,034)	(20,048)	(52)	(57)
Receivables due from other financial institutions		343	3,785	(4,681)	(91)	107
Life insurance assets and liabilities		44	(151)	(102)	129	143
Regulatory deposits with central banks overseas		(28)	28	(237)	(200)	(88)
Derivative financial instruments		(2,055)	(8,498)	3,391	(76)	(161)
Other assets		558	(220)	(256)	large	large
Net increase/(decrease) in:
Other financial liabilities at fair value through income statement		159	(2,449)	(2,039)	106	108
Deposits and other borrowings		11,521	16,074	22,697	(28)	(49)
Payables due to other financial institutions		3,243	(2,999)	2,926	large	11
Other liabilities		279	63	249	large	12
Net cash provided by/(used in) operating activities	16	(678)	490	5,007	large	(114)
Cash flows from investing activities
Proceeds from available-for-sale securities		16,155	5,058	13,721	large	18
Purchase of available-for-sale securities		(16,553)	(9,670)	(15,054)	71	10
Purchase of intangible assets		(344)	(436)	(271)	(21)	27
Purchase of property and equipment		(101)	(314)	(207)	(68)	(51)
Proceeds from disposal of property and equipment		41	9	23	large	78
Proceeds from disposal of controlled entities, net of cash disposed	16	-	(58)	(46)	(100)	(100)
Net cash (used in)/provided by investing activities		(802)	(5,411)	(1,834)	(85)	(56)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		2,107	2,756	840	(24)	151
Redemption of loan capital		(516)	(20)	(1,424)	large	(64)
Net increase/(decrease) in debt issues		1,784	3,818	1,395	(53)	28
Proceeds from Share Entitlement Offer		-	-	3,510	-	(100)
Proceeds from exercise of employee options		6	1	1	large	large
Purchase of shares on exercise of employee options and rights		(11)	(3)	(21)	large	(48)
Shares purchased for delivery of employee share plan		(27)	-	(27)	-	-
Purchase of RSP treasury shares		(65)	(1)	(61)	large	7
Net sale/(purchase) of other treasury shares		19	(4)	(4)	large	large
Payment of dividends		(2,814)	(2,814)	(2,588)	-	9
Payment of distributions to non-controlling interests		(8)	(2)	(16)	large	(50)
Redemption of 2006 Trust Preferred Securities		-	(763)	-	(100)	-
Net cash provided by/(used in) financing activities		475	2,968	1,605	(84)	(70)
Net increase/(decrease) in cash and cash equivalents		(1,005)	(1,953)	4,778	(49)	(121)
Effect of exchange rate changes on cash and cash equivalents		(98)	157	(737)	(162)	(87)
Cash and cash equivalents as at the beginning of the period		17,015	18,811	14,770	(10)	15
Cash and cash equivalents as at the end of the period		15,912	17,015	18,811	(6)	(15)

The above consolidated cash flow statement should be read in conjunction with the accompanying notes. Details of the reconciliation of net cash (used in)/provided by operating activities to net profit are provided in Note 16.

Westpac Group 2017 Interim Financial Results Announcement | 79

2017 Interim financial report
Notes to the consolidated financial statements

4.7                Notes to the consolidated financial statements

Note 1. Basis of preparation

This general purpose interim financial report for the half year ended 31 March 2017 has been prepared in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001 is also compliant with International Accounting Standard IAS 34 Interim Financial Reporting.

The interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this interim report is to be read in conjunction with the annual financial report for the year ended 30 September 2016 and any relevant public announcements made by Westpac during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

The interim financial report complies with current Australian Accounting Standards (AAS) as they relate to interim financial reports.

The interim financial report was authorised for issue by the Board of Directors on 8 May 2017.

All amounts have been rounded in accordance with ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, to the nearest million dollars, unless otherwise stated.

Amendments to Accounting Standards effective this period

No amendments were adopted during the period.

Critical accounting assumptions and estimates

In preparing the interim financial report, the application of the Group’s accounting policies requires the use of judgment, assumptions and estimates.

The areas of judgment, assumptions and estimates in the interim financial report, including the key sources of estimation uncertainty, are consistent with those in the annual financial report for the year ended 30 September 2016.

Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued but are not yet effective, and unless otherwise stated, have not been early adopted by the Group:

AASB 9 Financial Instruments (December 2014) (AASB 9) will replace AASB 139 Financial Instruments: Recognition and Measurement (AASB 139). It includes a  forward looking ‘expected credit loss’ impairment model, revised classification and measurement model and modifies the approach to hedge accounting. Unless early adopted for Westpac, the standard is effective for the 30 September 2019 year end. Whilst it is not yet practical to reliably estimate the financial impact on the financial statements, the major changes under the standard are outlined below.

Impairment

AASB 9 introduces a revised impairment model which requires entities to recognise expected credit losses based on unbiased forward looking information, replacing the existing incurred loss model which only recognises impairment if there is objective evidence that a loss has been incurred. Key elements of the new impairment model are:

•                  requires more timely recognition of expected credit losses using a three stage approach. For financial assets where there has been no significant increase in credit risk since origination a provision for 12 months expected credit losses is required. For financial assets where there has been a significant increase in credit risk or where the asset is credit impaired a provision for full lifetime expected losses is required;

•                  expected credit losses are probability-weighted amounts determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. This will involve a greater use of judgement than the existing impairment model; and

•                  interest is calculated on the gross carrying amount of a financial asset, except where the asset is credit impaired.

Classification and measurement

AASB 9 replaces the classification and measurement model in AASB 139 with a new model that categorises financial assets based on a) the business model within which the assets are managed, and b) whether the contractual cash flows under the instrument solely represent the payment of principal and interest.  Financial assets will be measured at:

•                  amortised cost where the business model is to hold the financial assets in order to collect contractual cash flows and those cash flows represent solely payments of principal and interest;

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2017 Interim financial report
Notes to the consolidated financial statements

Note 1. Basis of preparation (continued)

•                  fair value through other comprehensive income where the business model is to both collect contractual cash flows and sell financial assets and the cash flows represent solely payments of principal and interest. Non-traded equity instruments can also be measured at fair value through other comprehensive income; or

•                  fair value through profit or loss if they are held for trading or if the cash flows on the asset do not solely represent payments of principal and interest. An entity can also elect to measure a financial asset at fair value through profit or loss if it eliminates or reduces an accounting mismatch.

The accounting for financial liabilities is largely unchanged.

Hedging

AASB 9 will change hedge accounting by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness. Adoption of the new hedge accounting model is optional until the IASB completes its accounting for dynamic risk management project. Until this time, current hedge accounting under AASB 139 can continue to be applied. The Group is yet to determine whether to apply the new hedge accounting model when AASB 9 is adopted.

The Group is in the process of assessing the full impact of the application of AASB 9. The financial impact on the financial statements has not yet been determined.

AASB 15 Revenue from Contracts with Customers (AASB 15) was issued on 28 May 2014 and will be effective for the 30 September 2019 financial year. The standard provides a single comprehensive model for revenue recognition. It replaces AASB 118 Revenue and related interpretations. The application of AASB 15 is not expected to have a material impact on the Group.

AASB 16 Leases was issued on 24 February 2016 and will be effective for the 30 September 2020 financial year. The main changes under the standard are:

•                  all operating leases of greater than 12 months duration will be required to be presented on balance sheet. The net present value of these leases will be recognised as an asset and a liability; and

•                  all leases on balance sheet will give rise to a combination of interest expense on the lease liability and depreciation of the lease asset.

The impact of the standard will be determined by the level of operating lease commitments greater than 12 months duration at adoption and is not yet practicable to determine.

AASB 2016-2 Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 107 was issued on 23 March 2016 and will be effective for the 30 September 2018 year end unless early adopted. Comparatives are not required on first application. The standard requires additional disclosures regarding both cash and non-cash changes in liabilities arising from financing activities. The standard is not expected to have a material impact on the Group.

Note 2. Segment reporting

Operating segments are presented on a basis consistent with information provided internally to Westpac’s key decision makers and reflects the management of the business, rather than the legal structure of the Group.

Internally, Westpac uses ‘cash earnings’ in assessing the financial performance of its divisions. Management believes this allows the Group to:

●             more effectively assess current year performance against prior years;

●             compare performance across business divisions; and

●             compare performance across peer companies.

Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.

To determine cash earnings, three categories of adjustments are made to reported results:

●             material items that key decision makers at Westpac believe do not reflect ongoing operations;

●             items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

●             accounting reclassifications between individual line items that do not impact statutory results.

Westpac Group 2017 Interim Financial Results Announcement | 81

2017 Interim financial report
Notes to the consolidated financial statements

Note 2. Segment reporting (continued)

Internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arm’s length basis.

Reportable operating segments

The operating segments are defined by the customers they service and the services they provide:

●             Consumer Bank (CB):

-     responsible for sales and service of banking and financial products and services;

-     customer base is consumer customers in Australia; and

-     operates under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands.

●             Business Bank (BB):

-     responsible for sales and service of banking and financial products and services;

-     customer base is micro, SME and commercial business customers for facilities up to approximately $150 million; and

-     operates under the Westpac, St.George, BankSA and Bank of Melbourne brands.

●             BT Financial Group (Australia) (BTFG):

-     Westpac’s Australian wealth management and insurance division;

-     services include the provision of funds management, insurance, financial advice, margin lending, private banking and broking services;

-     operates under the Advance, Ascalon Capital Managers, Asgard, Licensee Select, BT Select, and Securitor brands, as well as the Advice, Private Banking and Insurance operations of Westpac, St.George, Bank of Melbourne and BankSA brands; and

-     includes the share of the Group’s interest in BT Investment Management (BTIM), which following Westpac’s partial sale has been equity accounted from July 2015.

●             Westpac Institutional Bank (WIB):

-     Westpac’s institutional financial services division delivering a broad range of financial products and services;

-     customer base includes commercial, corporate, institutional and government customers in Australia and New Zealand;

-     supports customers through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia; and

-     also responsible for Westpac Pacific, providing a range of banking services in Fiji and Papua New Guinea (PNG).

●             Westpac New Zealand:

-     responsible for sales and service of banking, wealth and insurance products to customers in New Zealand;

-     customer base includes consumers, business and institutional and government customers;

-     operates under the Westpac brand for banking products, the Westpac Life brand for life insurance products and the BT brand for wealth products.

●             Group Businesses include:

-     Group items including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of the Group’s operating segments, earnings from non-core asset sales and certain other head office items such as centrally raised provisions;

-     Treasury is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk (excluding Westpac New Zealand), within set risk limits;

-     Group Technology1 which comprises functions responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration; and

-     Core Support and enterprise services2 which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal and human resources.

[1] Costs are fully allocated to other divisions in the Group. [2] Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

82 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial report
Notes to the consolidated financial statements

Note 2. Segment reporting (continued)

Revisions to capital allocation

The Group has completed an update to its capital allocation framework. The update further improves the alignment of capital held by divisions with regulatory capital requirements. The change has led to more capital being allocated to WIB, Westpac New Zealand and Group Businesses with less capital allocated to CB, BB and BTFG. Divisional results have been restated to ensure comparability with 2017 results.

The capital allocation change impacts divisional financials including net interest income, as each division earns interest on capital held, and economic profit. Importantly, the change has no impact on Westpac Group’s reported results, cash earnings or any of the Group’s performance metrics.

The tables below present the segment results on a cash earnings basis for the Group:

	Half Year March 17
					Westpac
			BT Financial	Westpac	New
	Consumer	Business	Group	Institutional	Zealand	Group
$m	Bank	Bank	(Australia)	Bank	(A$)	Businesses	Group
Net interest income	3,631	1,990	251	743	790	288	7,693
Non-interest income	424	567	894	957	227	(19)	3,050
Net operating income before operating
expenses and impairment charges	4,055	2,557	1,145	1,700	1,017	269	10,743
Operating expenses	(1,629)	(911)	(578)	(657)	(443)	(265)	(4,483)
Impairment (charges) / benefits	(267)	(205)	(3)	(64)	35	11	(493)
Profit before income tax	2,159	1,441	564	979	609	15	5,767
Income tax expense	(648)	(433)	(167)	(275)	(174)	(48)	(1,745)
Profit attributable to non-controlling interests	-	-	-	(4)	-	(1)	(5)
Cash earnings for the period	1,511	1,008	397	700	435	(34)	4,017
Net cash earnings adjustments	(58)	(5)	(10)	-	(7)	(30)	(110)
Net profit for the period attributable to
owners of Westpac Banking Corporation	1,453	1,003	387	700	428	(64)	3,907
Total assets	359,252	157,836	35,230	103,778	79,605	104,292	839,993
Total liabilities	190,478	116,986	39,603	120,543	69,828	243,183	780,621

	Half Year Sept 16
					Westpac
			BT Financial	Westpac	New
	Consumer	Business	Group	Institutional	Zealand	Group
$m	Bank	Bank	(Australia)	Bank	(A$)	Businesses	Group
Net interest income	3,619	1,979	246	784	824	243	7,695
Non-interest income	434	555	945	721	224	10	2,889
Net operating income before operating
expenses and impairment charges	4,053	2,534	1,191	1,505	1,048	253	10,584
Operating expenses	(1,633)	(900)	(595)	(678)	(434)	(239)	(4,479)
Impairment (charges) / benefits	(223)	(206)	2	1	(46)	15	(457)
Profit before income tax	2,197	1,428	598	828	568	29	5,648
Income tax expense	(658)	(429)	(178)	(239)	(159)	(61)	(1,724)
Profit attributable to non-controlling interests	-	-	-	(4)	-	(2)	(6)
Cash earnings for the period	1,539	999	420	585	409	(34)	3,918
Net cash earnings adjustments	(58)	(5)	(16)	-	4	(99)	(174)
Net profit for the period attributable to
owners of Westpac Banking Corporation	1,481	994	404	585	413	(133)	3,744
Total assets	351,528	156,804	38,217	110,416	82,071	100,166	839,202
Total liabilities	186,629	116,804	39,710	120,653	72,408	244,817	781,021

Westpac Group 2017 Interim Financial Results Announcement | 83

2017 Interim financial report
Notes to the consolidated financial statements

Note 2. Segment reporting (continued)

	Half Year March 16
					Westpac
			BT Financial	Westpac	New
	Consumer	Business	Group	Institutional	Zealand	Group
$m	Bank	Bank	(Australia)	Bank	(A$)	Businesses	Group
Net interest income	3,556	1,946	240	790	782	339	7,653
Non-interest income	416	549	963	815	225	(2)	2,966
Net operating income before operating
expenses and impairment charges	3,972	2,495	1,203	1,605	1,007	337	10,619
Operating expenses	(1,637)	(896)	(565)	(669)	(422)	(230)	(4,419)
Impairment charges	(269)	(204)	(2)	(178)	(8)	(6)	(667)
Profit before income tax	2,066	1,395	636	758	577	101	5,533
Income tax (expense) / benefit	(621)	(419)	(188)	(234)	(161)	3	(1,620)
Profit attributable to non-controlling interests	-	-	-	(3)	-	(6)	(9)
Cash earnings for the period	1,445	976	448	521	416	98	3,904
Net cash earnings adjustments	(58)	(5)	(16)	-	(2)	(122)	(203)
Net profit for the period attributable to
owners of Westpac Banking Corporation	1,387	971	432	521	414	(24)	3,701
Total assets	340,372	153,044	36,774	124,111	73,250	104,209	831,760
Total liabilities	178,324	113,012	36,661	127,593	65,446	252,743	773,779

Reconciliation of reported results to cash earnings

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
NET PROFIT ATTRIBUTABLE TO OWNERS OF
WESTPAC BANKING CORPORATION	3,907	3,744	3,701	4	6
Amortisation of intangible assets	73	79	79	(8)	(8)
Acquisition, transaction and integration expenses	-	8	7	(100)	(100)
Fair value (gain)/loss on economic hedges	7	120	83	(94)	(92)
Ineffective hedges	(4)	(35)	26	89	(115)
Treasury shares	34	2	8	large	large
Total cash earnings adjustments (post-tax)	110	174	203	(37)	(46)
Cash earnings	4,017	3,918	3,904	3	3

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Notes to the consolidated financial statements

Note 3. Net interest income

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Interest income
Cash and balances with central banks	95	151	109	(37)	(13)
Receivables due from other financial institutions	51	54	46	(6)	11
Net ineffectiveness on qualifying hedges	6	49	(37)	(88)	116
Trading securities and financial assets designated at fair value	266	283	362	(6)	(27)
Available-for-sale securities	914	909	899	1	2
Loans	14,037	14,351	14,602	(2)	(4)
Regulatory deposits with central banks overseas	9	8	5	13	80
Other interest income	15	17	14	(12)	7
Total interest income	15,393	15,822	16,000	(3)	(4)
Interest expense
Payables due to other financial institutions	(134)	(169)	(176)	(21)	(24)
Deposits and other borrowings	(4,435)	(4,621)	(4,748)	(4)	(7)
Trading liabilities	(1,020)	(1,110)	(1,410)	(8)	(28)
Debt issues	(1,774)	(1,908)	(1,829)	(7)	(3)
Loan capital	(350)	(305)	(284)	15	23
Other interest expense	(67)	(38)	(76)	76	(12)
Total interest expense	(7,780)	(8,151)	(8,523)	(5)	(9)
Net interest income	7,613	7,671	7,477	(1)	2

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Notes to the consolidated financial statements

Note 4. Non-interest income

					% Mov’t	% Mov’t
		Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	Note	March 17	Sept 16	March 16	Sept 16	Mar 16
Fees and commissions
Facility fees		662	649	648	2	2
Transaction fees and commissions received		595	598	579	(1)	3
Other non-risk fee income		151	133	148	14	2
Total fees and commissions		1,408	1,380	1,375	2	2
Wealth management and insurance income
Life insurance and funds management net operating income[1]		789	855	802	(8)	(2)
General insurance and lenders mortgage insurance
net operating income		80	122	120	(34)	(33)
Total wealth management and insurance income		869	977	922	(11)	(6)
Trading income[2]
Foreign exchange income		422	343	417	23	1
Other trading products		291	171	193	70	51
Total trading income		713	514	610	39	17
Other income
Dividends received from other entities		1	3	4	(67)	(75)
Net gain on disposal of assets		6	-	1	-	large
Net gain/(loss) on hedging overseas operations		-	(1)	(5)	100	100
Net gain/(loss) on derivatives held for risk management purposes[3]		54	(93)	5	158	large
Net gain/(loss) on financial instruments designated at fair value		6	4	(10)	50	160
Gain/(loss) on disposal of controlled entities	16	-	(4)	5	100	(100)
Rental income on operating leases		74	58	51	28	45
Share of associates’ net profit		15	10	20	50	(25)
Other		10	(7)	18	large	(44)
Total other income		166	(30)	89	large	87
Total non-interest income		3,156	2,841	2,996	11	5

[1]   Wealth management and insurance income includes policy holder tax recoveries.

[2]   Trading income represents a component of total markets income from our WIB markets business, Westpac Pacific and Treasury foreign exchange operations in Australia and New Zealand.

[3]   Income from derivatives held for risk management purposes reflects the impact of economic hedges of foreign currency capital and earnings.

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Notes to the consolidated financial statements

Note 5. Operating expenses

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Staff expenses
Employee remuneration, entitlements and on-costs	2,022	2,000	2,005	1	1
Superannuation expense	194	181	188	7	3
Share-based payments	65	68	67	(4)	(3)
Restructuring costs	45	48	44	(6)	2
Total staff expenses	2,326	2,297	2,304	1	1
Occupancy expenses
Operating lease rentals	324	316	306	3	6
Depreciation of property and equipment	148	151	134	(2)	10
Other	62	54	71	15	(13)
Total occupancy expenses	534	521	511	2	5
Technology expenses
Amortisation and impairment of software assets	306	300	271	2	13
Depreciation and impairment of IT equipment	76	86	70	(12)	9
Technology services	340	364	308	(7)	10
Software maintenance and licenses	145	139	138	4	5
Telecommunications	84	86	95	(2)	(12)
Data processing	38	37	35	3	9
Total technology expenses	989	1,012	917	(2)	8
Other expenses
Professional and processing services[1]	338	376	365	(10)	(7)
Amortisation and impairment of intangible assets and
deferred expenditure	98	108	108	(9)	(9)
Postage and stationery	108	114	103	(5)	5
Advertising	75	72	84	4	(11)
Credit card loyalty programs	66	68	76	(3)	(13)
Non-lending losses	37	41	40	(10)	(8)
Other expenses	62	40	60	55	3
Total other expenses	784	819	836	(4)	(6)
Operating expenses	4,633	4,649	4,568	-	1

[1]    Professional and processing services relates to services provided by external suppliers and includes costs associated with professional contractors, legal and audit services, consultants and costs associated with operations processing.

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2017 Interim financial report
Notes to the consolidated financial statements

Note 6. Income tax

The income tax expense for the half year is reconciled to the profit before income tax as follows:

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Profit before income tax	5,643	5,406	5,238	4	8
Tax at the Australian company tax rate of 30%	1,693	1,622	1,571	4	8
The effect of amounts which are not deductible/(assessable) in calculating taxable income
Hybrid capital distributions	32	28	22	14	45
Life insurance:
Tax adjustment on policyholder earnings	13	5	(7)	160	large
Dividend adjustments	(2)	(2)	(2)	-	-
Other non-assessable items	(1)	(4)	(6)	(75)	(83)
Other non-deductible items	17	20	15	(15)	13
Adjustment for overseas tax rates	(15)	(13)	(13)	15	15
Income tax (over)/under provided in prior periods	2	(4)	(61)	150	103
Other items	(8)	4	9	large	(189)
Total income tax expense	1,731	1,656	1,528	5	13
Effective income tax rate	30.7%	30.6%	29.2%	5bps	151bps

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2017 Interim financial report
Notes to the consolidated financial statements

Note 7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares on issue during the period, adjusted for treasury shares. Diluted EPS is calculated by adjusting the basic earnings per share by assuming all dilutive potential ordinary shares are converted.

	Half Year March 17		Half Year Sept 16		Half Year March 16
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to shareholders	3,907	3,907	3,744	3,744	3,701	3,701
Adjustment for Restricted Share Plan (RSP) dividends[1]	(1)	-	(3)	-	(2)	-
Adjustment for potential dilution:
Distributions to convertible loan capital holders[2]	-	127	-	114	-	108
Adjusted net profit attributable to shareholders	3,906	4,034	3,741	3,858	3,699	3,809
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares on issue	3,352	3,352	3,341	3,341	3,303	3,303
Treasury shares (including RSP share rights)	(8)	(8)	(9)	(9)	(9)	(9)
Adjustment for potential dilution:
Share-based payments	-	3	-	4	-	4
Convertible loan capital[2]	-	202	-	206	-	189
Adjusted weighted average number of ordinary shares	3,344	3,549	3,332	3,542	3,294	3,487
Earnings per ordinary share (cents)	116.8	113.7	112.3	108.9	112.3	109.2

[1]    Some RSP share rights have not vested and are not ordinary shares but do receive dividends. These RSP dividends are deducted to show the profit attributable to ordinary shareholders.

[2]    The Group has issued convertible loan capital which is expected to convert into ordinary shares in the future. These convertible loan capital instruments are all dilutive and diluted EPS is therefore calculated as if the instruments had already been converted.

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2017 Interim financial report
Notes to the consolidated financial statements

Note 8. Average balance sheet and interest rates

	Half Year			Half Year			Half Year
	31 March 2017			30 September 2016			31 March 2016
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance		rate	balance		rate	balance		rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions	10,354	51	1.0	11,595	54	0.9	11,119	46	0.8
Trading securities and financial assets
designated at fair value	24,851	266	2.1	24,919	283	2.3	27,233	362	2.7
Available-for-sale securities	59,298	914	3.1	54,751	909	3.3	53,357	899	3.4
Regulatory deposits with central banks overseas	1,163	9	1.6	1,233	8	1.3	1,161	5	0.9
Loans and other receivables[1]	649,117	14,153	4.4	636,332	14,568	4.6	621,986	14,688	4.7
Total interest earning assets and interest
income	744,783	15,393	4.1	728,830	15,822	4.3	714,856	16,000	4.5
Non-interest earning assets
Cash, receivables due from other financial
institutions and regulatory deposits	2,209			2,785			2,077
Derivative financial instruments	39,764			50,122			47,210
Life insurance assets	13,937			12,192			13,212
All other assets	60,982			59,446			56,380
Total non-interest earning assets	116,892			124,545			118,879
Total assets	861,675			853,375			833,735

Liabilities
Interest bearing liabilities
Payables due to other financial institutions	18,498	134	1.5	20,279	169	1.7	19,617	176	1.8
Deposits and other borrowings	479,692	4,435	1.9	460,462	4,621	2.0	446,942	4,748	2.1
Loan capital	17,199	350	4.1	14,434	305	4.2	13,240	284	4.3
Other interest bearing liabilities	174,266	2,861	3.3	178,626	3,056	3.4	180,952	3,315	3.7
Total interest bearing liabilities and interest expense	689,655	7,780	2.3	673,801	8,151	2.4	660,751	8,523	2.6
Non-interest bearing liabilities
Deposits and payables due to other
financial institutions	45,165			42,780			40,664
Derivative financial instruments	45,709			57,280			54,632
Life insurance policy liabilities	11,980			10,450			11,520
All other liabilities	11,398			12,067			10,223
Total non-interest bearing liabilities	114,252			122,577			117,039
Total liabilities	803,907			796,378			777,790
Shareholders’ equity	57,744			56,612			55,180
Non-controlling interests	24			385			765
Total equity	57,768			56,997			55,945
Total liabilities and equity	861,675			853,375			833,735

Loans and other receivables[1]
Australia	551,261	12,199	4.4	538,522	12,530	4.7	525,822	12,632	4.8
New Zealand	72,872	1,722	4.7	70,531	1,800	5.1	66,209	1,817	5.5
Other overseas	24,984	232	1.9	27,279	238	1.7	29,955	239	1.6

Deposits and other borrowings
Australia	401,781	3,664	1.8	380,489	3,846	2.0	371,741	3,955	2.1
New Zealand	51,791	596	2.3	49,963	611	2.4	46,539	669	2.9
Other overseas	26,120	175	1.3	30,010	164	1.1	28,662	124	0.9

[1] Loans and other receivables are stated net of provisions for impairment charges on loans. Other receivables include cash and balances with central banks and other interest earning assets.

90 | Westpac Group 2017 Interim Financial Results Announcement

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Notes to the consolidated financial statements

Note 9. Loans

		As at	As at	As at	% Mov’t	% Mov’t
		31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$m	Note	2017	2016	2016	Sept 16	Mar 16
Australia
Housing		413,938	404,190	390,823	2	6
Personal (loans and cards)		22,716	22,825	22,879	-	(1)
Business		147,705	150,209	148,700	(2)	(1)
Margin lending		1,928	1,912	1,963	1	(2)
Other		105	108	122	(3)	(14)
Total Australia		586,392	579,244	564,487	1	4
New Zealand
Housing		42,281	43,035	39,154	(2)	8
Personal (loans and cards)		1,807	1,865	1,791	(3)	1
Business		26,544	27,499	24,362	(3)	9
Other		82	96	93	(15)	(12)
Total New Zealand		70,714	72,495	65,400	(2)	8
Other overseas
Trade finance		2,281	2,358	2,990	(3)	(24)
Other		10,821	11,159	11,177	(3)	(3)
Total other overseas		13,102	13,517	14,167	(3)	(8)
Total loans		670,208	665,256	644,054	1	4
Provisions for impairment charges on loans	10	(3,262)	(3,330)	(3,367)	(2)	(3)
Total net loans[1,2]		666,946	661,926	640,687	1	4

[1]   Total net loans include securitised loans of $8,783 million as at 31 March 2017 ($9,166 million as at 30 September 2016 and $9,862 million as at 31 March 2016). The level of securitised loans excludes loans where Westpac is the holder of the related debt securities.

[2]   Total net loans include assets pledged for the covered bond programs of $30,950 million as at 31 March 2017 ($38,325 million as at 30 September 2016 and $37,150 million as at 31 March 2016).

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2017 Interim financial report
Notes to the consolidated financial statements

Note 10. Provisions for impairment charges

	Half Year	Half Year	Half Year
$m	March 17	Sept 16	March 16
Individually assessed provisions
Opening balance	869	952	669
Provisions raised	364	256	471
Write-backs	(144)	(128)	(82)
Write-offs	(289)	(188)	(99)
Interest adjustment	(6)	(9)	(4)
Other adjustments	(7)	(14)	(3)
Closing balance	787	869	952
Collectively assessed provisions
Opening balance	2,733	2,717	2,663
Provisions raised	357	374	370
Write-offs	(443)	(484)	(418)
Interest adjustment	95	96	97
Other adjustments	(16)	30	5
Closing balance	2,726	2,733	2,717
Total provisions for impairment charges on loans
and credit commitments	3,513	3,602	3,669
Less: provisions for credit commitments	(251)	(272)	(302)
Total provisions for impairment charges on loans	3,262	3,330	3,367

	Half Year	Half Year	Half Year
$m	March 17	Sept 16	March 16
Reconciliation of impairment charges
Individually assessed provisions raised	364	256	471
Write-backs	(144)	(128)	(82)
Recoveries	(84)	(45)	(92)
Collectively assessed provisions raised	357	374	370
Impairment charges	493	457	667

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Notes to the consolidated financial statements

Note 11. Credit quality

Impaired assets

	Australia			New Zealand			Other Overseas			Total
	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at
	31 March	30 Sept	31 March	31 March	30 Sept	31 March	31 March	30 Sept	31 March	31 March	30 Sept	31 March
$m	2017	2016	2016	2017	2016	2016	2017	2016	2016	2017	2016	2016
Non-Performing loans:
Gross amount	1,388	1,589	1,726	164	218	297	18	44	80	1,570	1,851	2,103
Impairment provisions[1]	(740)	(769)	(841)	(54)	(95)	(100)	(7)	(21)	(33)	(801)	(885)	(974)
Net	648	820	885	110	123	197	11	23	47	769	966	1,129

Restructured loans:
Gross amount	12	13	13	17	16	17	-	2	2	29	31	32
Impairment provisions[1]	(11)	(11)	(11)	(4)	(4)	(5)	-	(1)	(1)	(15)	(16)	(17)
Net	1	2	2	13	12	12	-	1	1	14	15	15

Overdrafts, personal loans and revolving
credit greater than 90 days past due:
Gross amount	368	267	341	11	10	11	-	-	-	379	277	352
Impairment provisions[2]	(206)	(159)	(186)	(8)	(7)	(8)	-	-	-	(214)	(166)	(194)
Net	162	108	155	3	3	3	-	-	-	165	111	158

Total impaired assets:
Gross amount	1,768	1,869	2,080	192	244	325	18	46	82	1,978	2,159	2,487
Impairment provisions[1]	(957)	(939)	(1,038)	(66)	(106)	(113)	(7)	(22)	(34)	(1,030)	(1,067)	(1,185)
Net	811	930	1,042	126	138	212	11	24	48	948	1,092	1,302

[1] Includes individually assessed provisions and collectively assessed provisions on impaired loans. [2] Includes collectively assessed provisions on impaired loans.

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2017 Interim financial report
Notes to the consolidated financial statements

Note 11. Credit quality (continued)

Movement in gross impaired loans[1]
	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$m	2017	2016	2016	Sept 16	Mar 16
Opening balance	2,159	2,487	1,895	(13)	14
New and increased	589	477	1,078	23	(45)
Write-offs	(732)	(672)	(517)	9	42
Returned to performing or repaid	(570)	(532)	(407)	7	40
Portfolio managed - new/increased/returned/repaid	534	395	456	35	17
Exchange rate and other adjustments	(2)	4	(18)	(150)	89
Balance as at period end	1,978	2,159	2,487	(8)	(20)

Items past 90 days and not impaired
	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$m	2017	2016	2016	Sept 16	Mar 16
Australia
Housing products	2,619	2,538	2,058	3	27
Other products	678	537	471	26	44
Total Australia	3,297	3,075	2,529	7	30
New Zealand
Housing products	92	59	71	56	30
Other products	21	30	59	(30)	(64)
Other overseas	22	17	10	29	120
Total overseas	135	106	140	27	(4)
Total	3,432	3,181	2,669	8	29

[1] Movement represents a six month period.

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Notes to the consolidated financial statements

Note 12. Deposits and other borrowings

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$m	2017	2016	2016	Sept 16	Mar 16
Australia
Certificates of deposit	31,011	29,774	32,615	4	(5)
Non-interest bearing, repayable at call	39,484	37,491	35,885	5	10
Other interest bearing at call	219,445	210,666	205,911	4	7
Other interest bearing term	155,777	148,876	135,919	5	15
Total Australia	445,717	426,807	410,330	4	9
New Zealand
Certificates of deposit	1,478	1,192	942	24	57
Non-interest bearing, repayable at call	4,646	4,407	4,027	5	15
Other interest bearing at call	21,845	22,642	22,820	(4)	(4)
Other interest bearing term	25,451	27,826	22,674	(9)	12
Total New Zealand	53,420	56,067	50,463	(5)	6
Overseas
Certificates of deposit	11,364	15,497	18,721	(27)	(39)
Non-interest bearing, repayable at call	820	845	892	(3)	(8)
Other interest bearing at call	1,459	1,441	1,532	1	(5)
Other interest bearing term	9,733	12,414	12,308	(22)	(21)
Total overseas	23,376	30,197	33,453	(23)	(30)
Total deposits and other borrowings	522,513	513,071	494,246	2	6
Deposits and other borrowings at fair value	43,743	44,227	49,071	(1)	(11)
Deposits and other borrowings at amortised cost	478,770	468,844	445,175	2	8
Total deposits and other borrowings	522,513	513,071	494,246	2	6

Westpac Group 2017 Interim Financial Results Announcement | 95

2017 Interim financial report
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities

Fair Valuation Control Framework

The Group uses a Fair Valuation Control Framework where the fair value is either determined or validated by a function independent of the originator of the transaction. This framework formalises the policies and procedures used to achieve compliance with relevant accounting, industry and regulatory standards. The framework includes specific controls relating to:

●             the revaluation of financial instruments;

●             independent price verification;

●             fair value adjustments; and

●             financial reporting.

A key element of the Framework is the Revaluation Committee, comprising senior valuation specialists from within the Group. The Revaluation Committee reviews the application of the agreed policies and procedures to assess that a fair value measurement basis has been applied.

The method of determining fair value differs depending on the information available.

Fair value hierarchy

A financial instrument’s categorisation within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement.

The Group categorises all fair value instruments according to the hierarchy described below.

Valuation techniques

The Group applies market accepted valuation techniques in determining the fair valuation of over-the-counter (OTC) derivatives. This includes credit valuation adjustments (CVA) and funding valuation adjustments (FVA), which incorporates credit risk and funding costs and benefits that arise in relation to uncollateralised derivative positions, respectively.

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined below:

Level 1 instruments

The fair value of financial instruments traded in active markets based on recent unadjusted quoted prices. These prices are based on actual arm’s length basis transactions.

The valuations of Level 1 instruments require little or no management judgement.

Instrument	Balance sheet category	Includes:	Valuation
Exchange traded products	Derivatives	Exchange traded interest rate futures and options and commodity, energy and carbon futures	All these instruments are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation.
Foreign exchange products	Derivatives	FX spot and futures contracts
Equity products	Derivatives Trading securities and financial assets designated at fair value Other financial liabilities at fair value through income statement	Listed equities and equity indices
Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities Other financial liabilities at fair value through income statement	Australian and New Zealand Commonwealth government bonds

Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Listed equities, exchange traded derivatives and short sale of listed equities within controlled managed investment schemes

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Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Level 2 instruments

The fair value for financial instruments that are not actively traded are determined using valuation techniques which maximise the use of observable market prices. Valuation techniques include:

●             the use of market standard discounting methodologies;

●             option pricing models; and

●             other valuation techniques widely used and accepted by market participants.

Instrument	Balance sheet category	Includes:	Valuation
Interest rate products	Derivatives	Interest rate and inflation swaps, swaptions, caps, floors, collars and other non-vanilla interest rate derivatives

Industry standard valuation models are used to calculate the expected future value of payments by product, which is discounted back to a present value. The model’s interest rate inputs are benchmark interest rates and active broker quoted interest rates in the swap, bond and futures markets. Interest rate volatilities are sourced from brokers and consensus data providers.

Foreign exchange products	Derivatives	FX swap, FX forward contracts, FX options and other non-vanilla FX derivatives	Derived from market observable inputs or consensus pricing providers using industry standard models.
Other credit products	Derivatives	Single Name and Index credit default swaps (CDS)

Valued using an industry standard model that incorporates the credit spread as its principal input. Credit spreads are obtained from consensus data providers. If consensus prices are not available, these are classified as Level 3 instruments.

Commodity products	Derivatives	Commodity, energy and carbon derivatives

Valued using industry standard models.

The models calculate the expected future value of deliveries and payments and discounts them back to a present value. The model inputs include forward curves, volatilities implied from market observable inputs, discount curves and underlying spot and futures prices. The significant inputs are market observable or available through a consensus data service.

If consensus prices are not available, these are classified as Level 3 instruments.

Equity products	Derivatives	Exchange traded equity options, OTC equity options and equity warrants	Due to low liquidity exchange traded options are level 2. Valued using industry standard models based on observable parameters such as stock prices, dividends, volatilities and interest rates.
Asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Australian residential mortgage backed securities (RMBS) denominated in Australian dollar and other asset backed securities (ABS).

Valued using an industry approach to value floating rate debt with prepayment features. The main inputs to the model are the trading margin and the weighted average life (WAL) of the security. These inputs are sourced from a consensus data provider. If consensus prices are not available these are classified as Level 3 instruments.

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Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Level 2 instruments (continued)

Instrument	Balance sheet category	Includes:	Valuation
Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities Regulatory deposits Other financial liabilities through income statement	State and other government bonds, corporate bonds and commercial paper. Security repurchase agreements and reverse repurchase agreements over non-asset backed debt securities.	Valued using observable market prices which are sourced from consensus pricing services, broker quotes or inter-dealer prices.
Loans at fair value	Loans	Fixed rate bills	Discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows, adjusted for creditworthiness based on market observable inputs.
Certificates of deposit	Deposits and other borrowings	Certificates of deposit	Discounted cash flow using market rates offered for deposits of similar remaining maturities.
Debt issues at fair value	Debt issues	Debt issues	Discounted cash flows, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in Westpac’s implied credit worthiness.
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities

Corporate bonds, over the counter derivatives, units in unlisted unit trusts, life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds.

Valued using observable market prices or other widely used and accepted valuation techniques utilising observable market input.

Level 3 instruments

Financial instruments valued where at least one input that could have a significant effect on the instrument’s valuation is not based on observable market data due to illiquidity or complexity of the product. These inputs are generally derived and extrapolated from other relevant market data and calibrated against current market trends and historical transactions.

These valuations are calculated using a high degree of management judgement.

Instrument	Balance sheet category	Includes:	Valuation
Asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Collateralised loan obligations and offshore asset-backed debt instruments

As prices for these securities are not available from a consensus data provider these are revalued based on third party revaluations (lead manager or inter-dealer). Due to their illiquidity and/or complexity they are classified as Level 3 assets.

Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Government securities (predominantly PNG government bonds)	Government securities from illiquid markets are classified as level 3. Fair value is monitored by reference to recent issuances.

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Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

The table below summarises the attribution of financial instruments carried at fair value to the fair value hierarchy:

	As at 31 March 2017				As at 30 Sept 2016				As at 31 March 2016
$m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets designated at fair value	4,909	25,247	821	30,977	2,431	17,897	840	21,168	2,585	24,835	890	28,310
Derivative financial instruments	12	24,584	23	24,619	21	32,163	43	32,227	19	39,139	41	39,199
Available-for-sale securities	4,309	55,044	599	59,952	5,047	54,914	704	60,665	1,680	53,556	752	55,988
Loans	-	5,202	-	5,202	-	5,562	-	5,562	-	6,282	-	6,282
Life insurance assets	2,987	7,947	-	10,934	5,076	9,116	-	14,192	4,796	8,744	-	13,540
Regulatory deposits with central banks overseas	-	1,004	-	1,004	-	1,008	-	1,008	-	1,050	-	1,050
Total financial assets carried at fair value	12,217	119,028	1,443	132,688	12,575	120,660	1,587	134,822	9,080	133,606	1,683	144,369
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings at fair value	-	43,743	-	43,743	-	44,227	-	44,227	-	49,071	-	49,071
Other financial liabilities at fair value through income statement	325	4,569	-	4,894	151	4,601	-	4,752	280	6,892	-	7,172
Derivative financial instruments	16	28,433	8	28,457	12	36,047	17	36,076	19	51,188	23	51,230
Debt issues at fair value	-	5,551	-	5,551	-	6,303	-	6,303	-	6,774	22	6,796
Life insurance liabilities	-	9,158	-	9,158	1,180	11,181	-	12,361	1,022	10,853	-	11,875
Total financial liabilities carried at fair value	341	91,454	8	91,803	1,343	102,359	17	103,719	1,321	124,778	45	126,144

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2017 Interim financial report
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Analysis of movements between Fair Value Hierarchy Levels

Transfers into or out of Level 3 are discussed in the following table.

The table below summarises the changes in financial instruments carried at fair value derived from non-market observable valuation techniques (Level 3):

	Half Year March 17

$m	Trading Securities and Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
Balance as at 1 October 2016	840	43	704	1,587	17	-	17
Gains/(losses) on
assets and (gains)/losses
on liabilities recognised in:
Income statements	8	(11)	-	(3)	(5)	-	(5)
Available-for-sale reserve	-	-	10	10	-	-	-
Acquisitions and issues	65	2	838	905	4	-	4
Disposals and settlements	(70)	(2)	(947)	(1,019)	(8)	-	(8)
Transfers into or out of
non-market observables	-	(9)	-	(9)	-	-	-
Foreign currency
translation impacts	(22)	-	(6)	(28)	-	-	-
Balance as at 31 March 2017	821	23	599	1,443	8	-	8
Unrealised gains/(losses) recognised in the income
statement for financial
instrument held as at 31 March 2017	4	(9)	-	(5)	(2)	-	(2)

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of period fair values.

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for the period was $6 million (30 September 2016: $6 million profit).

100 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial report
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Financial instruments not measured at fair value

The following table summarises the estimated fair value of financial instruments not measured at fair value for the Group:

	As at 31 March 2017		As at 30 Sept 2016		As at 31 March 2016
	Carrying	Fair	Carrying	Fair	Carrying	Fair
$m	Amount	Value	Amount	Value	Amount	Value
Financial assets not measured at fair value
Cash and balances with central banks	15,912	15,912	17,015	17,015	18,811	18,811
Receivables due from other financial institutions	9,545	9,545	9,951	9,951	13,503	13,503
Available-for-sale securities	-	-	-	-	33	33
Loans	661,744	662,184	656,364	657,594	634,405	635,064
Regulatory deposits with central banks overseas	405	405	382	382	370	370
Other financial assets	3,862	3,862	4,501	4,501	3,545	3,545
Total financial assets	691,468	691,908	688,213	689,443	670,667	671,326
Financial liabilities not measured at fair value	-	-
Payables due to other financial institutions	21,390	21,390	18,209	18,209	21,205	21,205
Deposits and other borrowings	478,770	479,624	468,844	469,709	445,175	445,997
Debt issues[1]	161,755	163,075	163,599	164,811	158,269	158,627
Loan capital	17,106	17,377	15,805	15,773	13,017	12,574
Other financial liabilities	7,069	7,069	7,531	7,531	7,104	7,104
Total financial liabilities	686,090	688,535	673,988	676,033	644,770	645,507

A detailed description of how fair value is derived for financial instruments not measured at fair value is disclosed in Note 23 of the Group’s annual financial statements for the year ended 30 September 2016.

1 The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

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2017 Interim financial report
Notes to the consolidated financial statements

Note 14. Contingent liabilities, contingent assets and credit commitments

Undrawn credit commitments

The Group enters into various arrangements with customers which are only recognised in the balance sheet when called upon. These arrangements include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

They expose the Group to liquidity risk when called upon and also to credit risk if the customer fails to repay the amounts owed at the due date. The maximum exposure to credit loss is the contractual or notional amount of the instruments disclosed below. Some of the arrangements can be cancelled by the Group at any time and a significant portion is expected to expire without being drawn. The actual required liquidity and credit risk exposure is therefore less than the amounts disclosed.

The Group uses the same credit policies when entering into these arrangements as it does for on-balance sheet instruments. Refer to Note 22 of the Group’s annual financial statements for the year ended 30 September 2016 for further details of liquidity risk and credit risk management.

Undrawn credit commitments excluding derivatives are as follows:

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 17 -	Mar 17 -
$m	2017	2016	2016	Sept 16	Mar 16
Undrawn credit commitments
Letters of credit and guarantees[1]	17,702	16,435	16,486	8	7
Commitments to extend credit[2]	177,449	176,811	178,260	-	-
Other	314	235	101	34	large
Total undrawn credit commitments	195,465	193,481	194,847	1	-

Contingent assets

The credit commitments shown in the table above also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

Contingent liabilities

Litigation

There are outstanding court proceedings, claims and possible claims for and against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

•                As part of ASIC’s ongoing industry-wide investigations into the interbank short-term money market and its impact on the setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct, including market manipulation and unconscionable conduct. The conduct that is the subject of the proceedings is alleged to have occurred between 6 April 2010 and 6 June 2012. Westpac is defending these proceedings. ASIC is seeking from the court declarations that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac’s trading in the relevant market.

In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of Australian and international banks alleging misconduct in relation to BBSW. Those proceedings are at a very early stage and the level of damages sought has not been specified. Westpac is defending these proceedings.

•                Westpac has been served with a class action proceeding brought on behalf of Westpac customers who borrowed money to invest in Storm Financial-badged investments. Westpac is defending these proceedings.

[1]   Letters of credit and guarantees are undertakings to pay, against presentation documents, and obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.

[2]   Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, at 31 March 2017 the Group had offered $5.9 billion (30 September 2016: $5.6 billion, 31 March 2016: $7.8 billion) of facilities to customers, which had not yet been accepted.

102 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial report
Notes to the consolidated financial statements

Note 14. Contingent liabilities, contingent assets and credit commitments (continued)

Regulatory action

Globally, regulators continue to progress various reviews involving the financial services sector. The nature of these reviews can be wide ranging and, in Australia, currently include investigations into potential misconduct in credit and financial services. For example, regulators are currently conducting reviews (some of which are industry-wide) that consider a range of matters relating to sales practices, responsible lending (including in the context of interest-only lending), financial adviser conduct, the provision of personal and general advice and life insurance claims handling. These reviews may result in litigation, fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action by regulators. During the half year ended 31 March 2017, Westpac has received various notices and requests for information from its regulators as part of both industry-wide and Westpac-specific reviews. In addition, ASIC commenced litigation in relation to certain Westpac home loan responsible lending practices on 1 March 2017. For further information, refer to ‘Significant developments’ in this Interim Financial Results Announcement. The outcomes and total costs associated with such reviews and action remains uncertain.

Financial Claims Scheme

Under the Financial Claims Scheme (FCS) the Australian Government provides depositors a free guarantee of deposits in eligible ADIs up to and including $250,000. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to the ADI.

The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain APRA FCS costs connected to an ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities.

Contingent tax risk

Tax authorities are reviewing the taxation treatment of certain transactions undertaken by the Group in the course of normal business activities.

Risk reviews and audits are also being undertaken by revenue authorities in other jurisdictions, as part of normal revenue authority activity in those countries.

The Group has assessed these and other taxation claims arising in Australia and elsewhere, including seeking independent advice where appropriate, and holds appropriate provisions.

Settlement risk

The Group is subject to a credit risk exposure in the event that another counterparty fails to settle for its payments clearing activities (including foreign exchange). The Group seeks to minimise credit risk arising from settlement risk in the payments system by aligning our processing method with the legal certainty of settlement in the relevant clearing mechanism.

Note 15. Shareholders’ equity

	As at	As at	As at
$m	31 March 2017	30 Sept 2016	31 March 2016
Share capital
Ordinary share capital, fully paid	33,765	33,469	33,155
Restricted Share Plan (RSP) treasury shares held[1]	(431)	(366)	(365)
Other treasury shares held[2]	(70)	(89)	(85)
Total treasury shares held	(501)	(455)	(450)
Total share capital	33,264	33,014	32,705
Non-controlling interests
Trust preferred securities	-	-	755
Other non-controlling interests	57	61	55
Total non-controlling interests	57	61	810

[1] 31 March 2017: 3,606,211 shares held (30 Sept 2016: 3,472,010, 31 March 2016: 3,516,641). [2] 31 March 2017: 5,234,582 shares held (30 Sept 2016: 5,852,290, 31 March 2016: 5,585,869).

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2017 Interim financial report
Notes to the consolidated financial statements

Note 15. Shareholders’ equity (continued)

Ordinary Shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares

Consolidated
	As at	As at	As at
(number)	31 March 2017	30 Sept 2016	31 March 2016
Opening balance	3,346,166,853	3,335,774,947	3,183,907,786
Share entitlement offer[1]	-	-	138,998,404
Dividend reinvestment plan[2]	10,447,955	10,391,906	12,868,757
Issued shares for the period	10,447,955	10,391,906	151,867,161
Closing balance	3,356,614,808	3,346,166,853	3,335,774,947

Ordinary shares purchased on market

	Half Year March 2017	Half Year March 2017
Consolidated	Number	Average Price ($)
For share-based payment arrangements:
Employee share plan (ESP)	862,912	30.97
Restricted share plan (RSP)[3]	2,035,649	32.05
WPP - options exercised[4]	52,745	31.55
WPP - share rights exercised	123,947	30.68
LTI - options exercised[4]	164,355	33.20
As treasury shares:
Treasury shares purchased (excluding RSP)[5]	275,014	32.89
Treasury shares sold	(892,722)	33.63
Total ordinary shares purchased/(sold) on market[6]	2,621,900

[1]    The price for the issuance of shares in relation to the entitlement offer was $25.50. Net issue costs of $36 million were recognised in contributed equity.

[2]    The price for the issuance of shares in relation to the dividend reinvestment plan for the 2016 final dividend was $31.32, 2015 final dividend was $31.83, and the 2016 interim dividend was $30.43.

[3]    Ordinary shares allocated to employees under the RSP are classified as treasury shares until the shares vest. During the period, 2,035,649 RSP treasury shares were issued to employees.

[4]    The average exercise price received was $23.98 on the exercise of the WPP options and $27.60 on the exercise of the LTI options.

[5]    Treasury shares include ordinary shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac for equity derivatives sold to customers.

[6]    The purchase of ordinary shares on market resulted in a tax benefit of $0.6 million being recognised as contributed equity.

104 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial report
Notes to the consolidated financial statements

Note 15. Shareholders’ equity (continued)

Reconciliation of movement in reserves

Reserves	As at	As at	As at
$m	31 March 2017	30 Sept 2016	31 March 2016
Available-for-sale securities reserve
Opening balance	10	(55)	(25)
Net gains/(losses) from changes in fair value	168	88	(35)
Income tax effect	(46)	(24)	9
Transferred to income statements	(1)	(3)	(5)
Income tax effect	-	1	1
Exchange differences	-	3	-
Closing balance	131	10	(55)
Share-based payment reserve
Opening balance	1,333	1,287	1,217
Share-based payment expense	65	46	70
Closing balance	1,398	1,333	1,287
Cash flow hedging reserve
Opening balance	(172)	(89)	26
Net gains/(losses) from changes in fair value	(71)	(146)	(158)
Income tax effect	21	43	46
Transferred to income statements	29	27	(6)
Income tax effect	(8)	(7)	3
Closing balance	(201)	(172)	(89)
Foreign currency translation reserve
Opening balance	(413)	(410)	(175)
Exchange differences on translation of foreign operations (net of associated hedges)	(38)	(3)	(235)
Closing balance	(451)	(413)	(410)
Other reserves
Opening balance	(19)	(17)	(17)
Transactions with owners	1	(2)	-
Closing balance	(18)	(19)	(17)
Group’s share of reserves of associates	(14)	(12)	(6)
Total reserves	845	727	710

2006 Trust Preferred Securities (2006 TPS)

In 2006, a Westpac controlled entity, Westpac TPS Trust, issued 7,627,375 2006 TPS at $100 each. The TPS were preferred units in the Westpac TPS Trust. The Westpac TPS Trust also issued one ordinary unit to Westpac at $100.

The principal assets of Westpac TPS Trust were 7,627,375 convertible notes issued by Westpac for $762,737,500.

On 30 June 2016, the convertible notes and 2006 TPS were redeemed in full for cash.

Westpac Group 2017 Interim Financial Results Announcement | 105

2017 Interim financial report
Notes to the consolidated financial statements

Note 16. Notes to the consolidated cash flow statement

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Reconciliation of net cash provided by/(used in)
operating activities to net profit for the period
Net profit for the period	3,912	3,750	3,710	4	5
Adjustments:
Depreciation, amortisation and impairment	624	625	583	-	7
Impairment charges	577	502	759	15	(24)
Net (decrease)/increase in current and deferred tax	(270)	87	(372)	large	(27)
(Increase)/decrease in accrued interest receivable	(80)	132	(107)	(161)	25
(Decrease)/increase in accrued interest payable	87	177	(224)	(51)	139
(Decrease)/increase in provisions	(233)	205	(273)	large	(15)
Other non-cash items	(129)	44	(355)	large	(64)
Cash flows from operating activities before changes in operating assets and liabilities	4,488	5,522	3,721	(19)	21
Net (increase)/decrease in derivative financial instruments	(2,055)	(8,498)	3,391	76	(161)
Net (increase)/decrease in life insurance assets and liabilities	44	(151)	(102)	129	143
(Increase)/decrease in other operating assets:
Trading securities and financial assets designated at fair value	(10,518)	7,369	(614)	large	large
Loans	(8,712)	(18,034)	(20,048)	(52)	(57)
Receivables due from other financial institutions	343	3,785	(4,681)	(91)	107
Regulatory deposits with central banks overseas	(28)	28	(237)	(200)	88
Other assets	558	(220)	(256)	large	large
(Decrease)/increase in other operating liabilities:
Other financial liabilities at fair value through income statement	159	(2,449)	(2,039)	106	108
Deposits and other borrowings	11,521	16,074	22,697	(28)	(49)
Payables due to other financial institutions	3,243	(2,999)	2,926	large	11
Other liabilities	279	63	249	large	12
Net cash provided by/(used in) operating activities	(678)	490	5,007	large	(114)

Non-cash financing activities

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Shares issued under the dividend reinvestment plan	327	316	410	3	(20)

Businesses disposed in Half Year March 2017

No businesses were sold in Half Year March 2017.

Businesses disposed in Half Year September 2016

Pacific Islands

Westpac sold its banking operations in Vanuatu to the Bank of South Pacific Limited (BSP). Settlement occurred on 1 July 2016, with a loss on sale of $4 million recognised in non-interest income.

The total cash consideration paid, net of transaction costs and cash held, was $58 million.

106 | Westpac Group 2017 Interim Financial Results Announcement

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Notes to the consolidated financial statements

Note 16. Notes to the consolidated cash flow statement (continued)

Details of the assets and liabilities of controlled entities over which control was lost

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 17 -	Mar 17 -
$m	March 17	Sept 16	March 16	Sept 16	Mar 16
Assets:
Cash and balances with central banks	-	68	70	(100)	(100)
Trading securities and financial assets designated at fair value	-	-	-	-	-
Available-for-sale securities	-	-	1	-	(100)
Loans	-	83	49	(100)	(100)
Regulatory deposits with central banks overseas	-	5	-	(100)	-
Property and equipment	-	2	1	(100)	(100)
Deferred tax assets	-	-	1	-	(100)
Goodwill and other intangible assets	-	-	1	-	(100)
Other assets	-	16	11	(100)	(100)
Total assets	-	174	134	(100)	(100)
Liabilities:
Deposits and other borrowings	-	155	109	(100)	(100)
Debt issues	-	-	-	-	-
Current tax liabilities	-	-	2	-	(100)
Provisions	-	1	-	(100)	-
Deferred tax liabilities	-	-	-	-	-
Other liabilities	-	4	2	(100)	(100)
Total liabilities	-	160	113	(100)	(100)
Net assets	-	14	21	(100)	(100)
Non-controlling interests	-	-	-	-	-
Total equity attributable to owners of Westpac
Banking Corporation	-	14	21	(100)	(100)
Cash proceeds (net of transaction costs)	-	10	24	(100)	(100)
Fair value of retained interest	-	-	-	-	-
Total consideration	-	10	24	(100)	(100)
Reserves recycled to income statement	-	-	2	-	(100)
Gain/(loss) on disposal	-	(4)	5	(100)	(100)
Reconciliation of cash proceeds from disposal					-
Cash proceeds received (net of transaction costs)	-	10	24	(100)	(100)
Less: Cash deconsolidated	-	(68)	(70)	(100)	(100)
Cash consideration (paid)/received (net of transactions costs and cash held)	-	(58)	(46)	(100)	(100)

Restricted cash

The amount of cash and cash equivalents not available for use at 31 March 2017 was $120 million (30 September 2016: $48 million; 31 March 2016: $56 million) for the Group.

Note 17. Subsequent events

Since the end of the half year the directors have recommended the payment of an interim dividend of 94 cents per fully paid ordinary share (First Half 2016: 94 cents), fully franked. The aggregate amount of the proposed dividend expected to be paid on 4 July 2017 out of retained earnings as at 31 March 2017, but not recognised as a liability, is $3,155 million.

The Board has determined to satisfy the DRP for the 2017 interim dividend by issuing Westpac ordinary shares. The market price used to determine the number of shares issued to DRP participants will be set over the 10 trading days commencing on 24 May 2017 and will include a discount of 1.5%.

No other matter or circumstance has arisen since the half year ended 31 March 2017 which is not otherwise dealt with in this interim financial report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

Westpac Group 2017 Interim Financial Results Announcement | 107

2017 Interim financial report
Statutory statements

4.8     Statutory statements

Directors’ declaration

In the Directors’ opinion:

(i)    the interim financial statements and notes set out on pages 75 to 107 are in accordance with the Corporations Act 2001, including that they:

a.    comply with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b.    give a true and fair view of the Group’s financial position as at 31 March 2017 and of its performance for the six months ended 31 March 2017; and

(ii)   there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board

Lindsay Maxsted	Brian Hartzer
Chairman	Managing Director and
Chief Executive Officer

Sydney Australia

8 May 2017

108 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial report
Statutory statements

Independent auditor’s review report to the members of Westpac Banking Corporation

Report on the Interim Financial Report

We have reviewed the accompanying interim financial report of Westpac Banking Corporation (the Corporation), which comprises the consolidated balance sheet as at 31 March 2017, the consolidated income statement and consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the half year ended on that date, selected explanatory notes and the directors’ declaration for Westpac Banking Corporation and its controlled entities (the Group). The Group comprises the Corporation and the entities it controlled during that half year.

Directors’ responsibility for the interim financial report

The directors of the Corporation are responsible for the preparation of the interim financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the interim financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 March 2017 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Westpac Banking Corporation, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Westpac Banking Corporation is not in accordance with the Corporations Act 2001 including:

•      giving a true and fair view of the Group’s  financial position as at 31 March 2017 and of its performance for the half year ended on that date; and

•      complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Andrew Wilson	Lona Mathis	Sydney, Australia
Partner	Partner	8 May 2017

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Westpac Group 2017 Interim Financial Results Announcement | 109

2017 Interim financial results
Other information

5.0        Other information

5.1        Credit ratings1

Rating agency	Long Term	Short Term	Outlook
Fitch Ratings	AA-	F1+	Stable
Moody’s Investor Services	Aa2	P-1	Negative
Standard & Poor’s	AA-	A-1+	Negative

5.2        Dividend reinvestment plan

Westpac operates a DRP that is available to holders of fully paid ordinary shares who are resident in, and whose address on the register of shareholders is in Australia or New Zealand. As noted in Section 2.5, the Directors have made certain determinations in relation to the calculation of the Market Price which will apply to the DRP for the 2017 interim dividend only.

Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must do so by 5.00pm (AEST) on 22 May 2017.

Shareholders can provide these instructions by:

•    For shareholders with holdings that have a market value of less than $50,000 (for a single holding) or less than $1,000,000 (per shareholding held within a Link Market Services portfolio), logging into the Westpac share registrar’s website at www.linkmarketservices.com.au and electing the DRP or amending their existing instructions online; or

•    Completing and returning a DRP Application or Variation form to Westpac’s share registry. Registry contact details are listed in Section 5.4.

5.3        Changes in control of Group entities

During the six months ended 31 March 2017 the following controlled entities were acquired:

•             Core Infrastructure Income Feeder 1 LP (acquired 3 October 2016);

•             Core Infrastructure Income Feeder 2 LP (acquired 3 October 2016);

•             Core Infrastructure Income Master LP (acquired 3 October 2016);

•             Core Infrastructure Income Holdings Limited (acquired 3 October 2016);

•             Hastings Infrastructure 3 Limited (acquired 7 December 2016);

•             Hastings Infrastructure 4 Limited (acquired 7 December 2016);

•             Neo Investment GP Limited (acquired 7 December 2016); and

•             Crusade ABS Series 2017-1 Trust (created 17 February 2017).

During the six months ended 31 March 2017 the following controlled entities ceased to be controlled:

•             HLT Custodian Trust (terminated 30 November 2016);

•             MIF Custodian Trust (terminated 30 November 2016);

•             Hickory Trust (terminated 7 October 2016);

•             Hastings Investment Management (Europe) Limited (dissolved 11 October 2016);

•             Crusade Euro Trust 1E of 2006 (terminated 24 January 2017); and

•             Crusade Global Trust 2 of 2006 (terminated 24 January 2017).

5.4        Financial calendar and Share Registry details

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand (NZX) and as American Depository Receipts in New York. Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Convertible Preference Shares, Westpac Subordinated Notes and Westpac Subordinated Notes II are listed on the ASX. Westpac NZD Subordinated Notes are listed on the NZX.

Important dates to note are set out below.  Payment of any distribution, dividend or interest payment is subject to the relevant payment conditions.  Key dates for the 2017 final dividend on ordinary shares will be confirmed at the time of announcing the 2017 final results.  Key dates for Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Convertible Preference Shares, Westpac Subordinated Notes and Westpac Subordinated Notes II will be confirmed as part of the notification process to the ASX for each distribution, dividend or interest payment.

1 As at 31 March 2017.

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Other information

Westpac Ordinary Shares (ASX code: WBC)

Interim results and dividend announcement	8 May 2017
New York ex-dividend date for interim dividend (NYSE code: WBK)	16 May 2017
Ex-dividend date for interim dividend	18 May 2017
New York record date for interim dividend (NYSE code: WBK)	18 May 2017
Record date for interim dividend	19 May 2017
Interim dividend payable	4 July 2017
Financial Year end	30 September 2017
Final results and dividend announcement	6 November 2017
New York ex-dividend date for final dividend (NYSE code: WBK)	8 November 2017
Ex-dividend date for final dividend	13 November 2017
New York record date for final dividend (NYSE code: WBK)	13 November 2017
Record date for final dividend	14 November 2017
Annual General Meeting	8 December 2017[1]
Final dividend payable	22 December 2017

Westpac Capital Notes (ASX code: WBCPD)

Ex date for quarterly distribution	30 May 2017
Record date for quarterly distribution	31 May 2017
Payment date for quarterly distribution	8 June 2017
Ex date for quarterly distribution	30 August 2017
Record date for quarterly distribution	31 August 2017
Payment date for quarterly distribution	8 September 2017
Ex date for quarterly distribution	29 November 2017
Record date for quarterly distribution	30 November 2017
Payment date for quarterly distribution	8 December 2017

Westpac Capital Notes 2 (ASX code: WBCPE)

Ex date for quarterly distribution	14 June 2017
Record date for quarterly distribution	15 June 2017
Payment date for quarterly distribution	23 June 2017
Ex date for quarterly distribution	14 September 2017
Record date for quarterly distribution	15 September 2017
Payment date for quarterly distribution	25 September 2017[2]
Ex date for quarterly distribution	14 December 2017
Record date for quarterly distribution	15 December 2017
Payment date for quarterly distribution	27 December 2017[2]

[1]    Details regarding the location of this meeting and the business to be dealt with will be contained in the separate Notice of Meeting sent to shareholders in November 2017.

[2]   Next business day when a payment date falls on a non-ASX business day.

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Westpac Capital Notes 3 (ASX code: WBCPF)

Ex date for quarterly distribution	13 June 2017
Record date for quarterly distribution	14 June 2017
Payment date for quarterly distribution	22 June 2017
Ex date for quarterly distribution	13 September 2017
Record date for quarterly distribution	14 September 2017
Payment date for quarterly distribution	22 September 2017
Ex date for quarterly distribution	13 December 2017
Record date for quarterly distribution	14 December 2017
Payment date for quarterly distribution	22 December 2017

Westpac Capital Notes 4 (ASX code: WBCPG)

Ex date for quarterly distribution	21 June 2017
Record date for quarterly distribution	22 June 2017
Payment date for quarterly distribution	30 June 2017
Ex date for quarterly distribution	21 September 2017
Record date for quarterly distribution	22 September 2017
Payment date for quarterly distribution	2 October 2017[1]
Ex date for quarterly distribution	21 December 2017
Record date for quarterly distribution	22 December 2017
Payment date for quarterly distribution	2 January 2018[1]

Westpac Convertible Preference Shares (Westpac CPS) (ASX code: WBCPC)

Ex date for semi-annual dividend	21 September 2017
Record date for semi-annual dividend	22 September 2017
Payment date for semi-annual dividend	2 October 2017[1]

Westpac Subordinated Notes (ASX code: WBCHA)

Ex date for quarterly interest payment	12 May 2017
Record date for quarterly interest payment	15 May 2017
Payment date for quarterly interest payment	23 May 2017
Ex date for quarterly interest payment	14 August 2017
Record date for quarterly interest payment	15 August 2017
Payment date for quarterly interest payment	23 August 2017[2]
Ex date for quarterly interest payment	14 November 2017
Record date for quarterly interest payment	15 November 2017
Payment date for quarterly interest payment	23 November 2017

Westpac Subordinated Notes II (ASX code: WBCHB)

Ex date for quarterly interest payment	11 May 2017
Record date for quarterly interest payment	12 May 2017[3]
Payment date for quarterly interest payment	22 May 2017
Ex date for quarterly interest payment	11 August 2017
Record date for quarterly interest payment	14 August 2017
Payment date for quarterly interest payment	22 August 2017
Ex date for quarterly interest payment	13 November 2017
Record date for quarterly interest payment	14 November 2017
Payment date for quarterly interest payment	22 November 2017

[1]    Next business day when a payment date falls on a non-ASX business day.

[2]   The first optional Redemption Date for Westpac Subordinated Notes will be 23 August 2017. Redemption on this date is subject to APRA’s prior written consent. There can be no certainty that APRA will provide its consent in respect of any early redemption.

[3]   Immediately preceding business day when a record date falls on a non-ASX business day.

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Westpac NZD Subordinated Notes (NZX code: WBC010)

Ex date for quarterly interest payment	19 May 2017
Record date for quarterly interest payment	22 May 2017
Payment date for quarterly interest payment	1 June 2017
Ex date for quarterly interest payment	21 August 2017
Record date for quarterly interest payment	22 August 2017
Payment date for quarterly interest payment	1 September 2017
Ex date for quarterly interest payment	20 November 2017
Record date for quarterly interest payment	21 November 2017
Payment date for quarterly interest payment	1 December 2017

Share Registries

Australia	New Zealand

Ordinary shares on the main register, Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Convertible Preference Shares, Westpac Subordinated Notes and Westpac Subordinated Notes II

Ordinary shares on the New Zealand branch register and Westpac NZD Subordinated Notes
Link Market Services Limited	Link Market Services Limited
Level 12, 680 George Street	Level 11, Deloitte Centre, 80 Queen Street
Sydney NSW 2000 Australia	Auckland 1010 New Zealand
Postal Address: Locked Bag A6015,	Postal Address: P.O. Box 91976, Auckland 1142,
Sydney South NSW 1235	New Zealand
Website: www.linkmarketservices.com.au	Website: www.linkmarketservices.co.nz
Email: westpac@linkmarketservices.com.au	Email: enquiries@linkmarketservices.co.nz
Telephone: 1800 804 255 (toll free in Australia)	Telephone: 0800 002 727 (toll free in New Zealand)
International: +61 1800 804 255	International: +64 9 375 5998

New York	For further information contact:

Depositary in USA for American Depositary Shares	Media:
The Bank of New York Mellon	David Lording, Westpac Media Relations,
PO Box 30170	+61 2 8219 8512
College Station TX 77842-3170
USA
Website: www.bnymellon.com/shareowner	Analysts and Investors:
Email: shrrelations@bnymellon.com	Andrew Bowden, Head of Investor Relations,
Telephone: +1 888 269 2377 (toll free in US)	+61 2 8253 4008
International: +1 201 680 6825

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5.5        Exchange rates

5.5.1     Exchange rates against A$

Six months to/as at	31 March 2017		30 September 2016		31 March 2016
Currency	Average	Spot	Average	Spot	Average	Spot
US$	0.7538	0.7646	0.7524	0.7618	0.7210	0.7652
GBP	0.6078	0.6124	0.5494	0.5875	0.4892	0.5336
NZ$	1.0599	1.0938	1.0643	1.0487	1.0841	1.1092

5.5.2     Exchange rate risk on future NZ$ earnings

Westpac’s policy in relation to the hedging of the future earnings of the Group’s New Zealand division is to manage the economic risk where Westpac believes there is a likelihood of depreciation of NZ$ against A$. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following twelve months and 100% of the expected earnings for the subsequent twelve months can be hedged. As at 31 March 2017, Westpac has hedges in place for forecast Second Half 2017 earnings (average rate $1.10) and for forecast First Half 2018 earnings (average rate $1.07).

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Other information

5.6        Group earnings reconciliation

		Cash Earnings adjustments
Six months to 31 March 2017 $m	Reported results	Amortisation of intangible assets[1]	Acquisition, transaction and integration expenses	Fair value (gain)/loss on economic hedges	Ineffective hedges	Treasury shares	Policyholder tax recoveries	Operating leases	Cash earnings

Net interest income	7,613	-	-	86	(6)	-	-	-	7,693
Fees and commission	1,408	-	-	-	-	-	-	-	1,408
Wealth management and insurance income	869	-	-	-	-	36	(19)	-	886
Trading income	713	-	-	-	-	-	-	-	713
Other income	166	11	-	(77)	-	-	-	(57)	43
Non-interest income	3,156	11	-	(77)	-	36	(19)	(57)	3,050
Net operating income before operating expenses and
impairment charges	10,769	11	-	9	(6)	36	(19)	(57)	10,743
Salaries and other staff expenses	(2,326)	-	-	-	-	-	-	-	(2,326)
Equipment and occupancy expenses	(534)	-	-	-	-	-	-	57	(477)
Technology expenses	(989)	-	-	-	-	-	-	-	(989)
Other expenses	(784)	93	-	-	-	-	-	-	(691)
Operating expenses	(4,633)	93	-	-	-	-	-	57	(4,483)
Profit before impairment charges and income
tax expense	6,136	104	-	9	(6)	36	(19)	-	6,260
Impairment charges	(493)	-	-	-	-	-	-	-	(493)
Profit before income tax	5,643	104	-	9	(6)	36	(19)	-	5,767
Income tax expense	(1,731)	(31)	-	(2)	2	(2)	19	-	(1,745)
Net profit	3,912	73	-	7	(4)	34	-	-	4,022
Net profit attributable to non-controlling interests	(5)	-	-	-	-	-	-	-	(5)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	3,907	73	-	7	(4)	34	-	-	4,017
WBC Cash Earnings adjustments:
Amortisation of intangible assets[1]	73	(73)	-	-	-	-	-	-	-
Acquisition, transaction and integration expenses	-	-	-	-	-	-	-	-	-
Fair value (gain)/loss on economic hedges	7	-	-	(7)	-	-	-	-	-
Ineffective hedges	(4)	-	-	-	4	-	-	-	-
Treasury shares	34	-	-	-	-	(34)	-	-	-
Cash earnings	4,017	-	-	-	-	-	-	-	4,017

[1] Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible, credit card and financial planner relationships as well as intangible assets (management contracts) related to the acquisition of select Lloyds’ Australian businesses and the commencement of equity accounting of BTIM.

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5.6        Group earnings reconciliation (continued)

		Cash Earnings adjustments
Six months to 30 September 2016 $m	Reported results	Amortisation of intangible assets[1]	Acquisition, transaction and integration expenses	Fair value (gain)/loss on economic hedges	Ineffective hedges	Treasury shares	Policyholder tax recoveries	Operating leases	Cash earnings

Net interest income	7,671	-	-	72	(48)	-	-	-	7,695
Fees and commission	1,380	-	-	-	-	-	-	-	1,380
Wealth management and insurance income	977	-	-	-	-	-	(7)	-	970
Trading income	514	-	-	-	-	-	-	-	514
Other income	(30)	11	-	99	-	-	-	(55)	25
Non-interest income	2,841	11	-	99	-	-	(7)	(55)	2,889
Net operating income before operating expenses and
impairment charges	10,512	11	-	171	(48)	-	(7)	(55)	10,584
Salaries and other staff expenses	(2,297)	-	4	-	-	-	-	-	(2,293)
Equipment and occupancy expenses	(521)	-	-	-	-	-	-	55	(466)
Technology expenses	(1,012)	-	4	-	-	-	-	-	(1,008)
Other expenses	(819)	102	5	-	-	-	-	-	(712)
Operating expenses	(4,649)	102	13	-	-	-	-	55	(4,479)
Profit before impairment charges and income
tax expense	5,863	113	13	171	(48)	-	(7)	-	6,105
Impairment charges	(457)	-	-	-	-	-	-	-	(457)
Profit before income tax	5,406	113	13	171	(48)	-	(7)	-	5,648
Income tax expense	(1,656)	(34)	(5)	(51)	13	2	7	-	(1,724)
Net profit	3,750	79	8	120	(35)	2	-	-	3,924
Net profit attributable to non-controlling interests	(6)	-	-	-	-	-	-	-	(6)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	3,744	79	8	120	(35)	2	-	-	3,918
WBC Cash Earnings adjustments:
Amortisation of intangible assets[1]	79	(79)	-	-	-	-	-	-	-
Acquisition, transaction and integration expenses	8	-	(8)	-	-	-	-	-	-
Fair value (gain)/loss on economic hedges	120	-	-	(120)	-	-	-	-	-
Ineffective hedges	(35)	-	-	-	35	-	-	-	-
Treasury shares	2	-	-	-	-	(2)	-	-	-
Cash earnings	3,918	-	-	-	-	-	-	-	3,918

[1] Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible, credit card and financial planner relationships as well as intangible assets (management contracts) related to the acquisition of select Lloyds’ Australian businesses and the commencement of equity accounting of BTIM.

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Other information

5.6        Group earnings reconciliation (continued)

		Cash Earnings adjustments
Six months to 31 March 2016 $m	Reported results	Amortisation of intangible assets[1]	Acquisition, transaction and integration expenses	Fair value (gain)/loss on economic hedges	Ineffective hedges	Treasury shares	Policyholder tax recoveries	Operating leases	Cash earnings

Net interest income	7,477	-	-	140	36	-	-	-	7,653
Fees and commission	1,375	-	-	-	-	-	-	-	1,375
Wealth management and insurance income	922	-	-	-	-	9	10	-	941
Trading income	610	-	-	-	-	-	-	-	610
Other income	89	11	-	(22)	-	-	-	(38)	40
Non-interest income	2,996	11	-	(22)	-	9	10	(38)	2,966
Net operating income before operating expenses and
impairment charges	10,473	11	-	118	36	9	10	(38)	10,619
Salaries and other staff expenses	(2,304)	-	6	-	-	-	-	-	(2,298)
Equipment and occupancy expenses	(511)	-	-	-	-	-	-	38	(473)
Technology expenses	(917)	-	3	-	-	-	-	-	(914)
Other expenses	(836)	102	-	-	-	-	-	-	(734)
Operating expenses	(4,568)	102	9	-	-	-	-	38	(4,419)
Profit before impairment charges and income
tax expense	5,905	113	9	118	36	9	10	-	6,200
Impairment charges	(667)	-	-	-	-	-	-	-	(667)
Profit before income tax	5,238	113	9	118	36	9	10	-	5,533
Income tax expense	(1,528)	(34)	(2)	(35)	(10)	(1)	(10)	-	(1,620)
Net profit	3,710	79	7	83	26	8	-	-	3,913
Net profit attributable to non-controlling interests	(9)	-	-	-	-	-	-	-	(9)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	3,701	79	7	83	26	8	-	-	3,904
WBC Cash Earnings adjustments:
Amortisation of intangible assets[1]	79	(79)	-	-	-	-	-	-	-
Acquisition, transaction and integration expenses	7	-	(7)	-	-	-	-	-	-
Fair value (gain)/loss on economic hedges	83	-	-	(83)	-	-	-	-	-
Ineffective hedges	26	-	-	-	(26)	-	-	-	-
Treasury shares	8	-	-	-	-	(8)	-	-	-
Cash earnings	3,904	-	-	-	-	-	-	-	3,904

[1] Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible, credit card and financial planner relationships as well as intangible assets (management contracts) related to the acquisition of select Lloyds’ Australian businesses and the commencement of equity accounting of BTIM.

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Cash earnings supplementary information

6.0                    Cash earnings supplementary information

6.1                    Cash earnings adjustments

	Half Year	Half Year	Half Year
$m	March 17	Sept 16	March 16
Cash earnings adjustments (post-tax) comprise:
Amortisation of intangible assets	73	79	79
Acquisition, transaction and integration expenses	-	8	7
Fair value (gain)/loss on economic hedges	7	120	83
Ineffective hedges	(4)	(35)	26
Treasury shares	34	2	8
Total cash earnings adjustments (post-tax)	110	174	203

Outlined below are the cash earnings adjustments to the reported result:

•     Amortisation of intangible assets: The merger with St.George and the acquisition of select Lloyds’ Australian businesses resulted in the recognition of identifiable intangible assets. Commencing equity accounting of BTIM in 2015 also resulted in the recognition of notional identifiable intangible assets within the investments in associate’s carrying value. The intangible assets recognised relate to core deposits, customer relationships, management contracts and distribution relationships. These intangible items are amortised over their useful lives, ranging between four and twenty years. This amortisation (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

•     Acquisition, transaction and integration expenses: Costs associated with the acquisition of select Lloyds’ Australian businesses were treated as a cash earnings adjustment as they do not reflect the earnings expected from the acquired businesses following the integration period;

•     Fair value on economic hedges (which do not qualify for hedge accounting under AAS) comprise:

-    The unrealised fair value (gain)/loss on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge; and

-    The unrealised fair value (gain)/loss on hedges of accrual accounted term funding transactions are reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge.

•     Ineffective hedges: The unrealised (gain)/loss on ineffective hedges is reversed in deriving cash earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

•     Treasury shares: Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares cannot be recognised as income in the reported results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income; and

•     Accounting reclassifications between individual line items that do not impact reported results comprise:

-    Policyholder tax recoveries: Income and tax amounts that are grossed up to comply with the AAS accounting standard covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis; and

-    Operating leases: Under AAS rental income on operating leases is presented gross of the depreciation of the assets subject to the lease. These amounts are offset in deriving non-interest income and operating expenses on a cash earnings basis.

The guidance provided in Australian Securities and Investments Commission (ASIC) Regulatory Guide 230 has been followed when presenting this information.

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Glossary

7.0                              Glossary

Shareholder value
Average ordinary equity	Average total equity less average non-controlling interests.
Average tangible ordinary equity	Average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).
Dividend payout ratio – net profit	Ordinary dividend per share divided by net profit per share attributable to the owners of WBC.
Earnings per ordinary share	Net profit attributable to the owners of WBC divided by the weighted average ordinary shares (reported).
Fully franked dividends per ordinary shares (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.
Net tangible assets per ordinary share	Net tangible assets (total equity less goodwill and other intangible assets less minority interests) divided by the number of ordinary shares on issue (reported).
Return on equity (ROE)	Net profit attributable to the owners of WBC divided by average ordinary equity.
Weighted average ordinary shares (reported)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (‘Treasury shares’).
Productivity and efficiency
Expense to income ratio	Operating expenses divided by net operating income.
Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.
Revenue per FTE	Total operating income divided by the average number of FTE for the period.
Business performance
Average interest-earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.
Average interest-bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.
Divisional margin	Net interest income (including capital benefit) for a division as a percentage of the average interest earning assets for that division.
Net interest margin	Calculated by dividing net interest income by average interest-earning assets.
Net interest spread	The difference between the average yield on all interest-earning assets and the average rate paid on interest bearing liabilities.
Capital adequacy
Common equity tier 1 capital ratio	Total common equity capital divided by risk weighted assets, as defined by APRA.
Credit risk weighted assets (Credit RWA)

Credit risk weighted assets represent risk weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude market risk, operational risk, interest rate risk in the banking book and other assets.

Internationally comparable capital ratios

Internationally comparable regulatory capital ratios are Westpac’s estimated ratios after adjusting the capital ratios determined under APRA Basel III regulations for various items. Analysis aligns with the APRA study titled “International capital comparison study” dated 13 July 2015.

Risk weighted assets (RWA)

Assets (both on and off-balance sheet) are risk weighted according to each asset’s inherent potential for default and what the likely losses would be in case of default. In the case of non asset backed risks (ie. market and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5.

Tier 1 capital ratio	Total Tier 1 capital divided by risk weighted assets, as defined by APRA.
Total regulatory capital ratio	Total regulatory capital divided by risk weighted assets, as defined by APRA.

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Glossary

Funding and liquidity
Committed Liquidity Facility (CLF)	The RBA makes available to Australian Authorised Deposit-taking Institutions a CLF that, subject to qualifying conditions, can be accessed to meet LCR requirements under APS210 Liquidity.
High Quality Liquid Assets (HQLA)	Assets which meet APRA’s criteria for inclusion as HQLA in the numerator of the Liquidity Coverage Ratio.
Liquidity Coverage Ratio (LCR)

An APRA requirement to maintain an adequate level of unencumbered high quality liquid assets, to meet liquidity needs for a 30 calendar day period under an APRA-defined severe stress scenario. Absent a situation of financial stress, the value of the LCR must not be less than 100%, effective 1 January 2015. LCR is calculated as the percentage ratio of stock of HQLA and CLF over the total net cash outflows in a modelled 30 day defined stressed scenario.

Net Stable Funding Ratio (NSFR)

The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF) defined by APRA. The amount of ASF is the portion of an ADI’s capital and liabilities expected to be a reliable source of funds over a one year time horizon. The amount of RSF is a function of the liquidity characteristics and residual maturities of an ADI’s assets and off-balance sheet activities. When it is implemented by APRA from 1 January 2018, ADI’s must maintain an NSFR of at least 100%.

Third party liquid assets	HQLA and non LCR qualifying liquid assets, but excludes internally securitised assets that are eligible for a repurchase agreement with the RBA and RBNZ.
Total liquid assets	Third party liquid assets and internally securitised assets that are eligible for a repurchase agreement with a central bank.
Asset quality
90 days past due and not impaired

Includes facilities where:

●   contractual payments of interest and / or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days (including accounts for customers who have been granted hardship assistance); or

●   an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

●   the estimated net realisable value of assets / security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, or where there are otherwise reasonable grounds to expect payment in full and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes.

Collectively assessed provisions (CAPs)

Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data. Included in the collectively assessed provision is an economic overlay provision which is calculated based on changes that occurred in sectors of the economy or in the economy as a whole.

Impaired assets

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of the customer’s outlook, cash flow, and the net realisation of value of assets to which recourse is held:

●   facilities 90 days or more past due, and full recovery is not in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

●   non-accrual assets: exposures with individually assessed impairment provisions held against them, excluding restructured loans;

●   restructured assets: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

●   other assets acquired through security enforcement (includes other real estate owned): includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

●   any other assets where the full collection of interest and principal is in doubt.

Individually assessed provisions (IAPs)

Provisions raised for losses that have already been incurred on loans that are known to be impaired and are assessed on an individual basis. The estimated losses on these impaired loans is based on expected future cash flows discounted to their present value and, as this discount unwinds, interest will be recognised in the income statement.

Stressed assets	Watchlist and substandard, 90 days past due and not impaired, and impaired assets.
Total committed exposure (TCE)

Represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and underwriting risk.

Watchlist and substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.

120 | Westpac Group 2017 Interim Financial Results Announcement

2017 Interim financial results
Glossary

Other
Credit Value Adjustment (CVA)

CVA adjusts the fair value of over-the-counter derivatives for credit risk. CVA is employed on the majority of derivative positions and reflects the market view of the counterparty credit risk. A Debit Valuation Adjustment (DVA) is employed to adjust for our own credit risk.

Divisional results

Divisional results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative periods have been revised and may differ from results previously reported. Overhead costs are allocated to revenue generating divisions.

The Group’s internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and divisional alignment, tailored to the jurisdictions in which the Group operates. Transfer pricing allows the Group to measure the relative contribution of products and divisions to the Group’s interest margin and other dimensions of performance. Key components of the Group’s transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk and allocation of basis and contingent liquidity costs, including capital allocation.

First Half 2017	Six months ended 31 March 2017.
First Half 2016	Six months ended 31 March 2016.
Funding Valuation Adjustment (FVA)	FVA reflects the estimated present value of the future market funding cost or benefit associated with funding uncollateralised derivatives.
Lloyds	Refers to the acquisition of select Australian businesses of Lloyds Banking Group including Capital Finance Australia Limited and BOS International (Australia) Ltd on 31 December 2013.
Prior corresponding period	Refers to the six months ended 31 March 2016.
Prior half / Prior period	Refers to the six months ended 30 September 2016.
Run-off	Scheduled and unscheduled repayments and debt repayments (from for example property sales, external refinancing), net of redraws.
Second Half 2016	Six months ended 30 September 2016.
Women in Leadership

The proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. Includes CEO, Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. Excludes Westpac Pacific.

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